Your worldwide training partner of choice

Since 1947

CAE

70

Financial Report

Fiscal year ended March 31, 2017

Training partner of choice. Since 1947.

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Check out our Annual Activity and Corporate Social Responsibility Report!

Our Annual Activity and Corporate Social Responsibility Report is available online. It consolidates information on our company strategy, fiscal year 2017 performance and corporate social responsibility (CSR) into one document.

Integrating our reporting in this way enables us to provide stakeholders with a single source of information in key areas. It also signals that CSR is inseparable from our core business strategy and activities.

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Chairman's message

Building on our 70-year legacy

The Board of Directors is proud to report that CAE's management delivered strong financial and operational performance in fiscal 2017. Year-over-year improvements included solid growth in annual revenue, a record order backlog and a double-digit increase in earnings per share. These results reinforce the Board's confidence in CAE's executive management and "training partner of choice" strategy. They also point to exciting opportunities ahead for building on CAE's 70-year history of passion and innovation.

James Hankinson
Chairman of the Board

Pivot to training services is proving successful

The decision to pivot CAE from a product to an end-to-end training services company continues to bear fruit. This move is driving benefits for customers, employees and investors alike. In fact, it played a key role in increasing the level of recurring revenue and enabling us to, among other things, increase our shareholder dividend for the sixth consecutive year.

This shift in focus is also fuelling innovations that are reshaping the training industry. An excellent example of this is the imminent launch of our objective assessment pilot training system. This breakthrough data-driven system is set to significantly change commercial pilot training around the world.

As our training partner of choice vision gains traction, our goal at the Board level is to ensure we maintain best practices in overseeing and guiding the executive management team. In fiscal 2017, we spent considerable time reviewing and considering compliance-related matters. We expanded the breadth of CAE's Code of Business Conduct acknowledgment and training practices and revamped our Anti-Corruption Policy. We want to ensure that CAE maintains the highest level of ethical standards.

Board renewal and diversity

Board renewal was and continues to be a key focus. Over the next two years, three directors including myself are scheduled to step down from the Board due to retirement age and term limits. In fiscal 2017, we formed a Special Committee of the Board to oversee the Chairperson succession plan in anticipation of my planned departure in August 2018.

We are pleased with the executive team's emphasis on talent management and development. We are collaborating with the CEO as CAE seeks to groom its next generation of leaders through its Leadership Development program, which now has a strong focus on diversity objectives.

Paying tribute

Sitting on a Board of this calibre is a source of great satisfaction and pride. I want to thank my fellow directors for their skill and commitment. I would especially like to thank Paul Gagné, who has fulfilled his 12-year term, for his consistently wise counsel. I would also like to welcome Transcontinental President and CEO François Olivier who joined the Board in February 2017. François adds deep financial acumen and strategic planning experience to the Board.

Finally, I would be remiss if I did not thank our shareholders for their confidence in our ability to strengthen CAE's position and to generate the economic, social and environmental benefits that stakeholders rightfully expect today. We are determined to ensure that CAE continues earning this confidence and meeting these expectations.

Message to shareholders

Leading and growing Since 1947

I am delighted to report that we delivered a strong performance in fiscal 2017—one of the best years in our seven-decade history. We continued to make very good progress in pursuit of our training strategy by expanding our relationships with customers around the globe. We generated $2.7 billion in annual revenue and ended the year with a record $7.5 billion backlog, which enhances visibility and augments the recurring nature of CAE's business. I want to congratulate and sincerely thank all our employees for their strong performance in advancing our strategic priorities in fiscal 2017.

Marc Parent
President and
Chief Executive Officer

Key achievements

In Civil Aviation Training Solutions, we generated strong demand for CAE's unique and comprehensive training solutions, which led to higher training centre utilization and higher operating margins for Civil overall. We continued to lead the market in full-flight simulator sales with a near-record year, and in training services, we signed long-term contracts with Jet Airways in India, Vietnam Airlines and Korea Airports Corporation, among others.

We completed two large-scale initiatives to help bolster our competitive position. One involved a process improvement program to significantly improve how we engineer, build, deploy and support our simulators. The other program served to enhance our ability to delight customers by helping us recruit, onboard, develop and retain the best training instructors. We also demonstrated CAE's innovation leadership in training by successfully validating a new ground-breaking, data-driven objective assessment training system that will produce a step change in the way the industry trains commercial pilots. We expect this to become a key differentiator to grow our share of a large civil aviation training market.

Our Defence & Security business secured major long-term training systems integrator (TSI) contracts and, in the process, ramped up orders by 40% for a record $1.4 billion. Among other comprehensive agreements, our innovative approach enabled us to win the contract to create the U.S. Army's new fixed-wing training centre and program, which we operationalized ahead of schedule. We delivered in an unprecedented way from our large bid pipeline in fiscal 2017 and expect to continue winning our fair share of this market.

In Healthcare, we also demonstrated our innovation leadership, positioning the business for long-term growth. We doubled the amount of business we do with original equipment manufacturers of complex medical devices. We also partnered with Microsoft to bring the power of mixed reality to medical ultrasound simulation, delivering an application with great potential to enhance healthcare education and training and improve clinical skills and patient safety. This breakthrough innovation is a prime example of what CAE brings to bear in this market.

> “CAE is a global leader in training in large part because of our commitment to invest in both technological and operational innovation. CAE is a 4.0 company, well positioned to leverage the current technological revolution.”

Looking ahead: Protect, grow, innovate

'Protect, grow, innovate'—these mutually reinforcing strategic imperatives will guide our decisions and actions in fiscal 2018 and beyond. To continue protecting our business, we will maintain our market leadership, drive operational excellence and asset optimization, increase our process agility and demonstrate greater thought leadership.

Over the last couple of decades, CAE has established itself as a thought leader in aviation training and we're now delivering some of the most innovative and comprehensive solutions that we believe will enable us to unlock a greater portion of the overall $3.5 billion civil aviation training market. We see significant headroom to grow with passenger air traffic expected to double over the next 20 years. We recently issued our first public *Airline Pilot Demand Outlook* in which we forecast the need for 255,000 new airline pilots by 2027. This spells good news for the world's leading civil aviation training company.

Geopolitical realities are driving up investments across defence forces globally. Governments around the world are placing a high priority on mission readiness and the intrinsic benefits of simulation-based training. These factors are driving a greater need for training and we believe that CAE is very well positioned to grow its share as a training systems integrator.

We have a positive view of CAE Healthcare's long-term potential as the use of simulation expands for education and training. We remain confident that Healthcare will become a more significant part of CAE's overall business, and we will continue to broaden our offering in the training of nurses, the largest healthcare market.

Innovation has been our 'secret sauce' since 1947. We are a global leader in training in large part because of our commitment to invest in both technological and operational innovation. CAE is a 4.0 company, well positioned to leverage the current technological revolution. We are embracing new digital technologies such as big data, artificial intelligence and machine learning at a fast speed. Our employees are helping us harness the value of the digital world through our Innovation Challenges, for which we received more employee ideas this year than ever before.

Corporate social responsibility embedded in our strategy

Part of our evolution hinges on further embedding corporate social responsibility (CSR), which is anchored in our mission and our values, in everything we do. In fiscal 2017, we significantly improved our health, safety and environmental data and performance.

Fiscal 2017 also stands out for the cultural evolution underway at CAE. We are taking concrete steps to harness the real power of our company—our people. They are the ones who will take our organization to new heights.

Throughout calendar year 2017, we will leverage our 70th anniversary celebrations to emphasize our values and leadership attributes while increasing our focus on employees, their development and wellbeing, and on continuing to inject more fun into the workplace. These priorities support our strategy to compete for and attract key talent into our organization. In fiscal 2017, we added 500 new employees to support our growth.

True success story

This past year, our strong financial and operational performance was reflected on the stock market and by the resounding approval of our training strategy by investors. Our compelling value proposition is attracting a growing number of employees, customers, partners and shareholders worldwide. As we look to the year ahead, we expect to see continued good growth as we pursue our vision to be the recognized global training partner of choice.

To achieve our vision and aspirations, we must cultivate the right talent, grow strong leaders and recruit critical resources. We will also continue to make it more satisfying to work at CAE. These are just a few of the ways we will ensure that we remain a leader and grow in the decades to come. We are proud to pursue the mission of CAE's founder and all the employees before us who have made this company a true success story over the past 70 years.

Table of Contents
Management’s Discussion and Analysis
1.	HIGHLIGHTS	1
2.	INTRODUCTION	3
3.	ABOUT CAE 3.1 Who we are 3.2 Our vision	5 5 5
	3.3 Our strategy 3.4 Our operations 3.5 Foreign exchange 3.6 Non-GAAP and other financial measures	5 6 11 13
4.	CONSOLIDATED RESULTS 4.1 Results from operations – fourth quarter of fiscal 2017 4.2 Results from operations – fiscal 2017	15 15 17
	4.3 Restructuring, integration and acquisition costs	19
	4.4 Consolidated orders and total backlog	19
5.	RESULTS BY SEGMENT 5.1 Civil Aviation Training Solutions 5.2 Defence and Security 5.3 Healthcare	20 21 24 26
6.	CONSOLIDATED CASH MOVEMENTS AND LIQUIDITY 6.1 Consolidated cash movements 6.2 Sources of liquidity 6.3 Government participation 6.4 Contractual obligations	28 28 29 30 30
7.	CONSOLIDATED FINANCIAL POSITION 7.1 Consolidated capital employed 7.2 Off balance sheet arrangements 7.3 Financial instruments	31 31 33 33
8.	BUSINESS COMBINATIONS	36
9.	BUSINESS RISK AND UNCERTAINTY 9.1 Risks relating to the industry 9.2 Risks relating to the Company 9.3 Risks relating to the market	37 37 39 42
10.	RELATED PARTY TRANSACTIONS	43
11.	CHANGES IN ACCOUNTING POLICIES 11.1 New and amended standards adopted 11.2 New and amended standards not yet adopted 11.3 Use of judgements, estimates and assumptions	44 44 44 45
12.	CONTROLS AND PROCEDURES 12.1 Evaluation of disclosure controls and procedures 12.2 Internal control over financial reporting	47 47 47
13.	OVERSIGHT ROLE OF AUDIT COMMITTEE AND BOARD OF DIRECTORS	47
14.	ADDITIONAL INFORMATION	47
15.	SELECTED FINANCIAL INFORMATION	48
	Consolidated Financial Statements	50

Management’s Discussion and Analysis

for the fourth quarter and year ended March 31, 2017

1.     HIGHLIGHTS

FINANCIAL

FOURTH QUARTER OF FISCAL 2017

Revenue from continuing operations higher compared to last quarter and the fourth quarter of fiscal 2016

-     Consolidated revenue from continuing operations was $734.7 million this quarter, $52.0 million or 8% higher than last quarter and $12.2 million or 2% higher than the fourth quarter of fiscal 2016.

Net income attributable to equity holders of the Company from continuing operations stable compared to last quarter and higher compared to the fourth quarter of fiscal 2016

-     Net income attributable to equity holders of the Company from continuing operations was $67.4 million (or $0.25 per share) this quarter compared to $67.6 million (or $0.25 per share) last quarter and compared to $61.2 million (or $0.23 per share) in the fourth quarter of last year, representing an increase of $6.2 million or 10%;

-     Specific items included in net income attributable to equity holders of the Company from continuing operations this quarter were restructuring, integration and acquisition costs of $20.0 million ($15.0 million after tax or $0.06 per share) mainly related to the acquisition of Lockheed Martin Commercial Flight Training (LMCFT). This restructuring, integration and acquisition program was completed during the fourth quarter. Net income before specific items1 was $82.4 million and earnings per share before specific items1 was $0.31 for the quarter, compared to $69.6 million (or $0.26 per share) last quarter and $72.8 million (or $0.27 per share) in the fourth quarter of fiscal 2016;

-     Net income attributable to equity holders of the Company included a loss from discontinued operations this quarter of $0.7 million (or nil per share) compared to earnings of $0.2 million (or nil per share) last quarter and a loss of $2.4 million (or $0.01 per share) in the fourth quarter of fiscal 2016.

Positive free cash flow1 from continuing operations at $160.4 million this quarter

-     Net cash provided by continuing operating activities was $197.5 million this quarter, compared to $156.1 million last quarter and $51.0 million in the fourth quarter of last year;

-     Maintenance capital expenditures1 and other asset expenditures were $26.8 million this quarter, $16.6 million last quarter and $18.8 million in the fourth quarter of last year;

-     Cash dividends were $20.5 million this quarter, $20.8 million last quarter and $19.3 million in the fourth quarter of last year.

FISCAL 2017

Higher revenue from continuing operations compared to fiscal 2016

-     Consolidated revenue from continuing operations was $2,704.5 million, $191.9 million or 8% higher than last year.

Higher net income attributable to equity holders of the Company and diluted earnings per share from continuing operations

-     Net income attributable to equity holders of the Company from continuing operations was $252.0 million (or $0.93 per share) compared to $239.3 million (or $0.89 per share) last year, representing a $12.7 million or 5% increase;

-     Specific items included in net income attributable to equity holders of the Company from continuing operations this year were restructuring, integration and acquisition costs of $35.5 million ($26.4 million after tax or $0.10 per share). Net income before specific items was $278.4 million and earnings per share before specific items was $1.03 this year, compared to $230.5 million (or $0.86 per share) last year;

-     Net income attributable to equity holders of the Company included a loss from discontinued operations of $0.5 million (or nil per share) compared to a loss from discontinued operations of $9.6 million (or $0.04 per share) last year.

Positive free cash flow from continuing operations at $327.9 million

-     Net cash provided by continuing operating activities was $464.3 million this year, compared to $345.8 million last year;

-     Maintenance capital expenditures and other asset expenditures were $68.3 million this year, compared to $65.1 million last year;

-     Cash dividends were $80.6 million this year, compared to $56.7 million last year.

Capital employed1 increased by $104.1 million or 4% this year, ending at $2,831.7 million

-     Return on capital employed1 (ROCE) was 11.2% this year compared to 10.6% last year;

-     Non-cash working capital1 increased by $4.1 million in fiscal 2017, ending at $193.0 million;

-     Property, plant and equipment increased by $109.5 million;

-     Other long-term assets and other long-term liabilities increased by $78.5 million and $86.5 million respectively;

-     Net debt1 decreased by $36.6 million this year, ending at $750.7 million.

CAE Annual Report 2017 | 1

1 Non-GAAP and other financial measures (see Section 3.6).

Management’s Discussion and Analysis

ORDERS22

-     The book-to-sales ratio2 for the quarter was 1.03x (Civil Aviation Training Solutions was 1.15x, Defence and Security was 0.84x and Healthcare was 1.0x). The ratio for the last 12 months was 1.18x (Civil Aviation Training Solutions was 1.09x, Defence and Security was 1.33x and Healthcare was 1.0x);

-    Total order intake this year was $3,193.4 million, up $411.4 million over last year;

-     Total backlog2, including obligated, joint venture and unfunded backlog was $7,530.2 million at March 31, 2017, $1,157.6 million higher than last year.

Civil Aviation Training Solutions

-     Civil Aviation Training Solutions obtained contracts with an expected value of $1,698.8 million, including contracts for 50 full-flight simulators (FFSs).

Defence and Security

-    Defence and Security won contracts valued at $1,383.9 million.

Healthcare

-    Healthcare order intake was valued at $110.7 million.

BUSINESS COMBINATIONS

-     On May 2, 2016, we completed the acquisition of LMCFT, a provider of aviation simulation training equipment and services.

OTHER

-     Our process improvement program results in the standardization of certain types of commercial aircraft simulators. For standardized simulators, percentage-of-completion (POC) accounting is no longer appropriate and thus we began recognizing revenue upon completion for such simulators in fiscal 2017;

-     On February 14, 2017, we announced the renewal of our normal course issuer bid (NCIB) to purchase, for cancellation, up to 5,366,756 of our issued and outstanding common shares over a one year period ending February 22, 2018.

2 | CAE Annual Report 2017

2 Non-GAAP and other financial measures (see Section 3.6).

Management’s Discussion and Analysis

2.     INTRODUCTION

In this report, we, us, our, CAE and Company refer to CAE Inc. and its subsidiaries. Unless we have indicated otherwise:

-    This year and 2017 mean the fiscal year ending March 31, 2017;

-    Last year, prior year and a year ago mean the fiscal year ended March 31, 2016;

-    Dollar amounts are in Canadian dollars.

This report was prepared as of May 31, 2017, and includes our management’s discussion and analysis (MD&A) for the year and the three-month period ended March 31, 2017 and the consolidated financial statements and notes for the year ended March 31, 2017. We have prepared it to help you understand our business, performance and financial condition for fiscal 2017. Except as otherwise indicated, all financial information has been reported in accordance with International Financial Reporting Standards (IFRS). All quarterly information disclosed in the MD&A is based on unaudited figures.

For additional information, please refer to our annual consolidated financial statements for this fiscal year, which you will find in the annual report for the year ended March 31, 2017. The MD&A provides you with a view of CAE as seen through the eyes of management and helps you understand the company from a variety of perspectives:

-    Our vision;

-    Our strategy;

-    Our operations;

-    Foreign exchange;

-    Non-GAAP and other financial measures;

-    Consolidated results;

-    Results by segment;

-    Consolidated cash movements and liquidity;

-    Consolidated financial position;

-    Business combinations;

-    Business risk and uncertainty;

-    Related party transactions;

-    Changes in accounting policies;

-    Controls and procedures;

-    Oversight role of the Audit Committee and Board of Directors.

You will find our most recent annual report and annual information form (AIF) on our website at www.cae.com, on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

CAE Annual Report 2017 | 3

Management’s Discussion and Analysis

ABOUT MATERIAL INFORMATION

This report includes the information we believe is material to investors after considering all circumstances, including potential market sensitivity. We consider something to be material if:

-    It results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares, or;

-    It is quite likely that a reasonable investor would consider the information to be important in making an investment decision.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This report includes forward-looking statements about our activities, events and developments that we expect to or anticipate may occur in the future including, for example, statements about our vision, strategies, market trends and outlook, future revenues, capital spending, expansions and new initiatives, financial obligations and expected sales. Forward-looking statements normally contain words like believe, expect, anticipate, plan, intend, continue, estimate, may, will, should, strategy, future and similar expressions. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties associated with our business which may cause actual results in future periods to differ materially from results indicated in forward-looking statements. While these statements are based on management’s expectations and assumptions regarding historical trends, current conditions and expected future developments, as well as other factors that we believe are reasonable and appropriate in the circumstances, readers are cautioned not to place undue reliance on these forward-looking statements as there is a risk that they may not be accurate.

Important risks that could cause such differences include, but are not limited to, risks relating to the industry such as competition, level and timing of defence spending, government-funded defence and security programs, constraints within the civil aviation industry, regulatory rules and compliance, risks relating to CAE such as product evolution, research and development (R&D) activities, fixed-price and long-term supply contracts, strategic partnerships and long-term contracts, procurement and original equipment manufacturer (OEM) leverage, warranty or other product-related claims, product integration and program management, protection of our intellectual property, third-party intellectual property, loss of key personnel, labour relations, environmental liabilities, claims arising from casualty losses, integration of acquired businesses, our ability to penetrate new markets, information technology systems including cybersecurity risk, length of sales cycle, continued returns to shareholders and our reliance on technology and third-party providers, and risks relating to the market such as foreign exchange, political instability, availability of capital, pension plan funding, doing business in foreign countries including corruption risk and income tax laws. Additionally, differences could arise because of events announced or completed after the date of this report. You will find more information in the Business risk and uncertainty section of the MD&A. We caution readers that the risks described above are not necessarily the only ones we face; additional risks and uncertainties that are presently unknown to us or that we may currently deem immaterial may adversely affect our business.

Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. The forward-looking information and statements contained in this report are expressly qualified by this cautionary statement.

4| CAE Annual Report 2017

Management’s Discussion and Analysis

3.     ABOUT CAE

3.1       Who we are

CAE is a global leader in training for the civil aviation, defence and security, and healthcare markets. Backed by a 70-year record of industry firsts, we continue to help define global training standards with our innovative virtual-to-live training solutions to make flying safer, maintain defence force readiness and enhance patient safety. We have the broadest global presence in the industry, with over 8,500 employees, 160 sites and training locations in over 35 countries. Each year, we train more than 120,000 civil and defence crewmembers and thousands of healthcare professionals worldwide.

CAE’s common shares are listed on the Toronto and New York stock exchanges under the symbol CAE.

3.2       Our vision

Our vision is to be the recognized global training partner of choice to enhance safety, efficiency and readiness. Through the training we provide, our mission is to make air travel safer, defence forces mission ready and medical personnel better able to save lives.

3.3       Our strategy

We address the imperatives of safety, efficiency and readiness for customers in three core markets: civil aviation, defence and security, and healthcare.

Our capital and other resource allocation decisions are guided by three overarching strategic imperatives: grow by providing the most comprehensive solutions worldwide to enable us to be the recognized global training partner of choice; protect our leadership position by ensuring the highest levels of customer satisfaction and operational excellence; and innovate by driving new technology and offerings which advance training for our customers.

We are a unique, pure-play simulation and training company with a proven record of commitment to our customers’ long-term training needs.

Six pillars of strength

We believe there are six fundamental strengths that underpin our strategy and position us well for sustainable long-term growth:

-    High degree of recurring business;

-    Strong competitive moat;

-    Headroom in large markets;

-    Underlying secular tailwinds;

-    Potential for superior returns;

-    Culture of innovation.

High degree of recurring business

Nearly 60% of our business is derived from the provision of services and largely involves long-term contracts and training demand from customers operating under regulations that require them to train on a recurrent basis.

Strong competitive moat

We pride ourselves in building strong customer and partner relationships, which in many cases span several decades, and we are a market leader across all of our market segments. We offer our customers unique comprehensive solutions with market-leading global reach and scale.

Headroom in large markets

We provide innovative training solutions to customers in large addressable markets in civil aviation, defence and security and healthcare with substantial headroom to grow our market share over the long term.

Underlying secular tailwinds

Industry experts expect long-term commercial passenger traffic to grow at a rate of 4.2% annually over the next decade. In defence and security, we see renewed defence investment as a positive catalyst and an increasing use of simulation-based training. We also see an increased propensity for customers in both civil aviation and defence and security to outsource their training enterprises. In the emerging healthcare market, we also see a rising adoption of simulation for education and training of healthcare students and professionals.

Potential for superior returns

Our rising proportion of revenue from training services provides potential for lower amplitude cyclicality as training is largely driven by the training requirements of the installed fleet. As well, we have potential to grow at a superior rate to that of our underlying markets by growing market share.

Culture of innovation

We derive significant competitive advantage as an innovative leader in simulation products and training solutions. As well, we have a demonstrated flexibility by engaging customers under a variety of partnership models.

CAE Annual Report 2017 | 5

Management’s Discussion and Analysis

3.4       Our operations

We provide integrated training solutions to three markets globally:

-    The civil aviation market includes major commercial airlines, regional airlines, business aircraft operators, civil helicopter operators, aircraft manufacturers, third-party training centres, flight training organizations (FTOs), maintenance repair and overhaul organizations (MROs) and aircraft finance leasing companies;

-    The defence and security market includes defence forces, OEMs, government agencies and public safety organizations worldwide;

-    The healthcare market includes hospital and university simulation centres, medical and nursing schools, paramedic organizations, defence forces, medical societies and OEMs.

CIVIL AVIATION MARKET

We provide comprehensive training solutions for flight, cabin, maintenance and ground personnel in commercial, business and helicopter aviation, a complete range of flight simulation training devices, as well as ab initio pilot training and crew sourcing services.

We are uniquely capable of addressing the total lifecycle needs of the professional pilot, from cadet to captain, with our comprehensive aviation training solutions. We are the world’s largest provider of commercial aviation training services and the second largest in business aviation training services. Our deep industry expertise and credibility, installed base, strong relationships and reputation as a trusted partner, enable us to access a broader share of the market than any other company in our industry. We provide aviation training services in 30 countries and through our broad global network of training centres, we serve all sectors of civil aviation including airlines and other commercial, business and helicopter aviation operators.

Among our thousands of customers, we have long-term training centre operations and training services agreements and joint ventures with approximately 40 major airlines and aircraft operators around the world. Our range of training solutions includes products and services offerings for pilot, cabin crew and aircraft maintenance technician training, training centre operations, curriculum development, courseware solutions and consulting services. We currently operate 269 FFSs, including those operating in our joint ventures. We offer industry-leading technology, and we are shaping the future of training through innovations such as the Next Generation Training System, which will improve training quality and efficiency through the integration of untapped flight and simulator data-driven insights into training. As the industry leader in training, we continue our strategy to recruit, develop and retain the best instructors, who represent our second largest employee group after engineers. In the formation of new pilots, CAE operates the largest ab initio flight training network in the world with seven academies and a fleet of over 165 aircraft. In the area of resource management, CAE is the global market leader in the provision of flight crew and technical personnel to airlines, aircraft leasing companies, manufacturers and MRO companies worldwide.

Quality, fidelity and reliability are hallmarks of the CAE brand in flight simulation and we are the world leader in the development of civil flight simulators. We continuously innovate our processes and lead the market in the design, manufacture and integration of civil FFSs for major and regional commercial airlines, third-party training centres and OEMs. We have established a wealth of experience in developing first-to-market simulators for more than 35 types of aircraft models. Our flight simulation equipment, including FFSs, are designed to meet the rigorous demands of their long and active service lives, often spanning a number of decades of continuous use. We also provide best-in-class support with a full range of services and by leveraging our extensive worldwide network of spare parts and service teams.

Market drivers

Demand for training solutions in the civil aviation market is driven by the following:

-    Pilot training and certification regulations;

-    Safety and efficiency imperatives of commercial airline and business aircraft operators;

-    Expected long-term global growth in air travel;

-    Growing active fleet of commercial and business aircraft;

-    Demand for trained aviation professionals.

Pilot training and certification regulations

Civil aviation training is a largely recurring business driven by a highly-regulated environment through global and national standards for pilot licensing and certification, amongst other regulatory requirements. These mandatory and recurring training requirements are regulated by national and international aviation regulatory authorities such as the International Civil Aviation Organization (ICAO), European Aviation Safety Agency (EASA), and Federal Aviation Administration (FAA).

In recent years, pilot certification processes and regulatory requirements have become increasingly stringent. Simulation-based pilot certification training is taking on a greater role internationally with the Multi-crew Pilot License (MPL), Upset Prevention and Recovery Training (UPRT) and the Airline Transport Pilot (ATP) requirements in the U.S.

6 | CAE Annual Report 2017

Management’s Discussion and Analysis

Safety and efficiency imperatives of commercial airline and business aircraft operators

The commercial airline industry is competitive, requiring operators to continuously pursue operational excellence and efficiency initiatives in order to achieve adequate returns while continuing to maintain the highest safety standards and the confidence of air travelers. Airlines are finding it increasingly more effective to seek expertise in training from trusted partners such as CAE to address growing efficiency gaps, pilot capability gaps, evolving regulatory and training environments, and on-going aircraft programs. Partnering with a training provider like CAE gives airlines immediate access to a world-wide fleet of simulators, courses, programs and instruction capabilities, and allows them flexibility in pursuing aircraft fleet options that suit their business.

Expected long-term global growth in air travel

The secular growth in air travel is resulting in higher demand for flight, cabin, maintenance and ground personnel, which in turn drives demand for training solutions.

In commercial aviation, the aerospace industry’s widely held expectation is that long-term average growth for air travel will continue at 4.2% annually over the next decade. For calendar 2016, global passenger traffic increased by 6.3% compared to calendar 2015. For the first three months of calendar 2017, passenger traffic increased by 7.0% compared to the first three months of calendar 2016. Certain markets continued to outperform with passenger traffic in Asia and the Middle East growing at 10.0% and 9.1% respectively, while Europe, Latin America and North America increased 6.9%, 5.1% and 2.3% respectively.

In business aviation, training demand is closely aligned to business jet travel. According to the FAA, the total number of business jet flights, which includes all domestic and international flights, was up modestly with 1.4% growth over the past 12 months. Similarly, according to Eurocontrol, the European Organisation for the Safety of Air Navigation, the total number of business aviation flights in Europe has modestly improved by 1.4%.

In helicopter aviation, demand is driven mainly by the level of offshore activity in the oil and gas sector, as helicopter operators catering to this sector make up the majority of a relatively small training segment. The current protracted downturn in petroleum prices has negatively impacted offshore exploration activity for helicopter operators.

Potential impediments to steady growth in air travel include major disruptions such as regional political instability, acts of terrorism, pandemics, natural disasters, prolonged economic recessions or other major world events.

Growing active fleet of commercial and business aircraft

As an integrated training solutions provider, our long-term growth is closely tied to the active commercial and business aircraft fleet.

The global active commercial aircraft fleet has grown by an average of 3.2% annually over the past 20 years and is widely expected to continue to grow at an approximate average rate of 3.6% annually over the next two decades as a result of increasing emerging market and low-cost carrier demand and fleet replacement in established markets. From March 2016 to March 2017, the global commercial aircraft fleet increased by 4.2%, growing by 7.0% in Asia Pacific, 5.0% in Europe, the Middle East and Africa (EMEA), and increasing modestly by 1.6% in the Americas.

Major business jet OEMs are continuing with plans to introduce a variety of new aircraft models in the upcoming years. Examples include Bombardier’s Global 7000/8000, Cessna’s Citation Longitude and Hemisphere, Dassault’s Falcon 5X, Gulfstream’s 500/600, Cirrus’ SF50 and Pilatus’ PC-24.

Our business aviation training network, comprehensive suite of training programs, key long-term OEM partnerships and ongoing network investments, position us well to effectively address the training demand arising from the entry-into-service of these new aircraft programs.

Our strong competitive moat, as defined by our extensive global training network, best-in-class instructors, comprehensive training programs and strength in training partnerships with airlines and business aircraft operators, allows us to effectively address training needs that arise from a growing active fleet of aircraft.

We are well positioned to leverage our technology leadership and expertise, including CAE 7000XR Series FFSs and CAE SimfinityTM procedures trainers, in delivering training equipment solutions that address the growing training needs of airlines that continue to operate their own training centers.

Demand for trained aviation professionals

We have large headroom in the training services market driven by a sustained secular demand for trained aviation professionals. Demand for trained aviation professionals is driven by air traffic growth, pilot retirements and by the number of aircraft deliveries. The expansion of global economies and airline fleets have resulted in a shortage of qualified personnel needed to fulfill this growing capacity. Pilot supply constraints include aging crew demographics and fewer military pilots transferring to civil airlines. According to a forthcoming CAE internal market study, expected to be released in the first half of fiscal 2017, approximately 255,000 new airline pilots will be needed over the next ten years to sustain the growth of the commercial air transport industry and support retirements. In support of this growth, the aviation industry will require innovative solutions to match the learning requirements of a new generation, leading to an increase in demand for simulation-based training services and products.

CAE Annual Report 2017 | 7

Management’s Discussion and Analysis

DEFENCE AND SECURITY MARKET

We are a training systems integrator for defence forces across the air, land and naval domains, and for government organizations responsible for public safety.

We are a global leader in the development and delivery of integrated live, virtual and constructive (LVC) training solutions for defence forces. Most militaries leverage a combination of live training on actual platforms, virtual training in simulators, and constructive training using computer-generated simulations. CAE is skilled and experienced as a training systems integrator capable of helping defence forces achieve an optimal balance of LVC training to achieve mission readiness. Our expertise in training spans a broad variety of aircraft, including fighters, helicopters, trainer aircraft, maritime patrol, tanker/transport aircraft and remotely piloted aircraft, also called unmanned aerial systems. Increasingly, we are leveraging our training systems integration capabilities in the naval domain to provide naval training solutions, as evidenced by the contract to provide the United Arab Emirates (U.A.E) Navy with a comprehensive Naval Training Centre and the delivery of a naval warfare training system to the Swedish Navy. We also offer training solutions for land forces, including a range of driver, gunnery and maintenance trainers for tanks and armoured fighting vehicles as well as constructive simulation for command and staff training. We offer training solutions to government organizations for emergency and disaster management.

Defence forces seek to increasingly leverage virtual training and balance their training approach between live, virtual and constructive domains to achieve maximum readiness and efficiency. As such, we have been increasingly pursuing programs requiring the integration of LVC training and these tend to be larger in size than programs involving only a single component of such a solution. We are a first-tier training systems integrator and uniquely positioned to offer our customers a comprehensive range of innovative LVC solutions, ranging from academic, virtual and live training to immersive, networked mission rehearsal in a synthetic environment. Our solutions typically include a combination of training services, products and software tools designed to cost-effectively maintain and enhance safety, efficiency, mission readiness and decision-making capabilities. We have a wealth of experience delivering and operating training solutions across different business models, including government-owned government-operated; government-owned contractor-operated; or contractor-owned contractor-operated facilities. Our offerings include training needs analysis; instructional systems design; learning management information systems; purpose-built facilities; state-of-the-art synthetic training equipment; curriculum and courseware development; classroom, simulator, and live flying instruction; maintenance and logistics support; lifecycle support and technology insertion; and financing alternatives.

We have delivered simulation products and training systems to approximately 50 defence forces in over 35 countries. We provide training support services such as contractor logistics support, maintenance services, classroom instruction and simulator training at over 80 sites around the world, including our joint venture operations. We continue to increase our support for live flying training, such as the live training delivered as part of the NATO Flying Training in Canada and the U.S. Army Fixed-Wing Flight Training programs, as we help our customers achieve an optimal balance across their training enterprise.

Market drivers

Demand for training solutions in the defence and security markets is driven by the following:

-    Growing defence budgets;

-    Installed base of enduring defence platforms and new customers;

-    Explicit desire of governments and defence forces to increase the use of synthetic training;

-    Desire to integrate training systems to achieve efficiencies and enhanced preparedness;

-    Attractiveness of outsourcing training and maintenance services;

-    Need for synthetic training to conduct integrated, networked mission training, including joint and coalition forces training;

-    Relationships with OEMs for simulation and training.

Growing defence budgets

The U.S. Administration has proposed plans to increase annual defence spending by over USD $54 billion while also calling on members of the North Atlantic Treaty Organization (NATO) to increase their own defence investment. The majority of the 28 members of NATO have also expressed plans to increase defence spending in the coming years. NATO and allied nations continue to confront the immediate challenges posed by the war on terrorism and have been increasingly renewing and augmenting their strategic defences in view of emerging and resurgent geopolitical threats. Growing defence budgets in the U.S and much of NATO, as well as other regions such as Asia and the Middle East, will create increased opportunities throughout the defence establishment. Training is fundamental for defence forces to achieve and maintain mission readiness and growth in defence spending is expected to result in corresponding opportunities for training systems and solutions.

Installed base of enduring defence platforms and new customers

CAE generates a high degree of recurring business from its strong position on enduring platforms, including long-term services contracts. Most defence forces in mature markets such as the U.S. have slowed down production of new platforms and delayed new acquisition programs, which has required military forces to maximize use of their existing platforms. Upgrades, updates, and life extension programs allow defence forces to leverage existing assets while creating a range of opportunities for simulator upgrades and training support services. Enduring platforms, such as the C-130 Hercules transport aircraft that is operated by more than 60 nations, provide a solid installed base from which to generate business. Because of our extensive installed base of simulators worldwide, our prime contractor position on programs such as the U.S. Air Force (USAF) KC-135 Aircrew Training System and MQ-1 Predator/MQ-9 Reaper aircrew training, and our experience on key enduring platforms, CAE is well-positioned for recurring product upgrades/updates as well as maintenance and support services. In addition, there is strong demand for enduring platforms such as the C-130, P-8A, C295, MH-60R and MQ-1/MQ-9 in global defence markets, thus providing opportunities to provide new training systems and services for platforms where CAE has significant experience.

 | CAE Annual Report 2017

Management’s Discussion and Analysis

Explicit desire of governments and defence forces to increase the use of synthetic training

One of the underlying drivers for CAE’s expertise and capabilities is the increasing use of synthetic training throughout the defence community. More defence forces and governments are increasingly adopting synthetic training for a greater percentage of their overall approach because it improves training effectiveness, reduces operational demands on aircraft, lowers risk compared to operating actual weapon system platforms and significantly lowers costs. Synthetic training offers defence forces a cost-effective way to provide realistic training for a wide variety of scenarios while ensuring they maintain a high state of readiness. The higher cost of live training and the desire to save aircraft for operational use are two factors prompting a greater adoption of synthetic training. The nature of mission-focused training demands at least some live training; however, the shift to more synthetic training is advancing. The U.S. Navy reports the share of simulation-based training on some of their existing aircraft platforms could increase to nearly 50% by 2020, and for new aircraft such as the P-8A, the training program has been designed for approximately 70% synthetic training. Because of the high cost associated with conducting live training exercises, most defence forces are beginning to rebalance the mix of LVC training and shift more of the training curriculum to virtual and constructive simulation. An example are the contracts that CAE won under the USAF KC-135 program to support the Mobility Air Force Distributed Mission Operations initiative of the USAF. CAE has upgraded a range of KC-135 aircrew training devices that are now authorized to be used on the USAF’s Distributed Training Center Network, thus providing the USAF the ability to conduct distributed, virtual tanker training.

Desire to integrate training systems to achieve efficiencies and enhanced preparedness

Increased operational tempo combined with limited personnel and budget pressures have prompted defence forces around the world to seek reliable partners who can help develop, manage and deliver the training systems required to support today’s complex platforms and operations. Increasingly, defence forces are considering a more integrated and holistic approach to training. To help manage the complexities and challenges, many training programs are calling for an industry partner to help design and manage the total training system. CAE refers to this approach as training systems integration and has positioned the Company globally as a platform-independent training systems integrator. The overall intent for defence forces is to maximize commonality for increased efficiencies, cost savings, and most importantly, enhanced capability for mission preparedness. A training systems integrator can address the overall LVC domain to deliver comprehensive training, from undergraduate individual training all the way through to operational, multi-service and joint mission training.

Attractiveness of outsourcing training and maintenance services

Another driver for CAE’s expertise and capabilities is the efficiency gained by our customers from outsourcing training and support services. Defence forces and governments continue to find ways to reduce costs while not impacting readiness and allow active-duty personnel to focus on operational requirements. There has been a growing trend among defence forces to consider outsourcing a variety of training services and we expect this trend to continue, which aligns directly with CAE’s strategy to grow long-term, recurring services business. We believe governments will increasingly look to industry for training solutions to achieve faster delivery, lower capital investment requirements, and training support required to achieve desired readiness levels. For example, we inaugurated our new Dothan Training Center in Dothan, Alabama and have begun providing fixed-wing flight training. This new training centre supports the U.S. Army Fixed‑Wing Flight Training program and CAE offers comprehensive classroom, simulator and live-flying training to the U.S. Army, USAF and other customers. We believe this type of training service delivery program will become increasingly attractive to defence forces globally.

Need for synthetic training to conduct integrated, networked mission training, including joint and coalition forces training

There is a growing trend among defence forces to use synthetic training to meet more of their mission training requirements, and to integrate and network various training systems so military forces can train in a virtual world. Simulation-based technology solutions enable defence customers to plan sophisticated missions and carry out full-mission rehearsals in a synthetic environment as a complement to traditional live training for mission preparation. Allies are cooperating and creating joint and coalition forces, which are driving the demand for networked training and operations. Training devices that can be networked to train different crews and allow for networked training across a range of platforms are increasingly important as the desire to conduct mission rehearsal exercises in a synthetic environment increases. For example, the Royal Canadian Air Force (RCAF) has released its Simulation Strategy 2025, which specifically calls for leveraging LVC domains within a networked common synthetic environment. The RCAF is transforming its training approach from one that relies on aircraft to one that exploits new technologies to train aircrews in a simulation-focused system that creates a virtual battlespace. The U.S., U.K. and Australian defence forces have published similar strategies. We are actively promoting open, standard simulation architectures, such as the Common Database, to better enable integrated and networked mission training.

Relationships with OEMs for simulation and training

We are an important partner to OEMs because of our experience, global presence, and innovative technologies. We partner with manufacturers in the defence and security market to strengthen relationships and position for future opportunities. OEMs have introduced new platforms and continue to upgrade and extend the life of existing platforms, which drives worldwide demand for training systems. For example, Boeing has developed the P-8A maritime patrol aircraft and has subcontracted CAE to design and develop P-8A operational flight trainers for the U.S. Navy and Royal Australian Air Force and continues to market the P-8 internationally, which will create further opportunities for CAE. Other examples of CAE’s relationships with OEMs on specific platforms creating opportunities for training systems include Airbus Defence & Space on the C295, which was selected by Canada for the Fixed-Wing Search and Rescue program; Leonardo on the M-346 lead-in fighter trainer; Lockheed Martin on the C‑130J Super Hercules transport aircraft, which is being acquired by several branches of the USAF as well international militaries; and General Atomics on the Predator family of remotely piloted aircraft. We are also part of Team Seahawk in partnership with the U.S. Navy and companies such as Lockheed Martin/Sikorsky which is offering the MH-60R helicopter under the foreign military sales program to international customers.

CAE Annual Report 2017 | 9

Management’s Discussion and Analysis

HEALTHCARE MARKET

We design and manufacture simulators, audiovisual and simulation centre management solutions, develop courseware and offer services for training of medical, nursing and allied healthcare students as well as clinicians in educational institutions, hospitals and defence organizations worldwide.

Simulation-based training is one of the most effective approaches to prepare healthcare practitioners to care for patients and respond to critical situations while reducing the overall risk to patients. We are leveraging our experience and best practices in simulation‑based aviation training to deliver innovative solutions to improve the safety and efficiency of this industry. The healthcare simulation market is expanding, with simulation centres becoming increasingly more prevalent in nursing and medical schools.

We offer the broadest range of medical simulation products and services in the market today, including patient, ultrasound and interventional (surgical) simulators, audiovisual and simulation centre management solutions and courseware for simulation‑based healthcare education and training. We have sold simulators to customers in approximately 90 countries that are currently supported by our network in Australia, Brazil, Canada, Germany, Hungary, India, Singapore, the U.K. and the U.S. We are a leader in high‑fidelity patient simulators that are uniquely powered by complex models of human physiology to mimic human responses to clinical interventions. For example, our Lucina childbirth simulator for both normal deliveries and rare maternal emergencies was designed to offer exceptional reliability and realism in the high-fidelity patient simulation market.

Through our Healthcare Academy, we deliver peer-to-peer training at customer sites and in our training centres in the U.S., U.K., Germany and Canada. Our Healthcare Academy includes more than 50 adjunct faculty consisting of nurses, physicians, paramedics and sonographers who, in collaboration with leading healthcare institutions, have developed more than 500 Simulated Clinical Experience (SCE) courseware packages for our customers. Our Academy partnered with the International Nursing Association for Clinical Simulation and Learning (INACSL) to develop a fellowship program based on international best practices in healthcare simulation with cohorts in the U.S., U.K and U.A.E.

We offer turnkey solutions, project management and professional services for healthcare simulation programs, and collaborate with medical device companies and professional associations to develop innovative and custom training solutions. For example, we partnered with the American Society of Anesthesiologists to develop screen-based simulation training for practicing physicians. This new platform will deliver Maintenance of Certification in Anesthesiology (MOCA) education and allow us to expand access to simulation-based clinical training. Furthermore, through an industry partnership with a medical device company, we developed a specialized interventional simulator to train physicians to implant a new generation of pacemakers.

Market drivers

Demand for our simulation products and services in the healthcare market is driven by the following:

-    Increasing use of simulation in healthcare education;

-    Growing emphasis on patient safety and outcomes;

-    Limited access to live patients during training;

-    Medical technology revolution.

Increasing use of simulation in healthcare education

The majority of product and service sales in healthcare simulation involve healthcare education. Market research firm Markets and Markets estimates the total healthcare simulation market at approximately USD $1.1 billion. North America is the largest market for healthcare simulation, followed by Europe and Asia. Together with our more than 55 distributors worldwide, we are reaching new and emerging markets and addressing the international demand potential for simulation-based training. CAE segments the healthcare simulation market by high-fidelity patient simulators, interventional simulators, mid/low fidelity task trainers, ultrasound simulators, audiovisual and simulation centre management solutions, simulated clinical environments and training services. In the U.S., significant demand for healthcare services is driven by, among other factors, longer life expectancy and the baby boomer generation, resulting in higher healthcare spending. The U.S. Centers for Medicare and Medicaid Services projects that annual national health spending will grow at an average rate of 5.8% annually over the next decade. Increasingly, hospitals are given incentives to become safer and more efficient which will drive higher demand for training. There is a growing body of evidence demonstrating that medical simulation improves patient outcomes and reduces medical errors, which can help mitigate the rate of increase in healthcare costs.

Growing emphasis on patient safety and outcomes

CAE expects increased adoption of simulation-based training and certification of healthcare professionals as a means to improve patient safety and outcomes. We believe this would result in a significantly larger addressable market than the current market which is primarily education-based. According to a study by patient-safety researchers published in the British Medical Journal in May 2016, medical errors in hospitals and other healthcare facilities are the third-leading cause of death in the U.S. Training through the use of simulation can help clinicians gain confidence, knowledge and expertise for improving patient safety in a risk-free environment. Simulation is a required or recommended element in a growing movement towards High Stakes Assessment and Certification. Examples in the U.S. include MOCA, Fundamentals of Laparoscopic Surgery and Advanced Trauma Life Support. Moreover, the Accreditation Council for Graduate Medical Education is evolving towards outcome-based assessment with specific benchmarks to measure and compare performance which favours the adoption of simulation products and training.

10 | CAE Annual Report 2017

Management’s Discussion and Analysis

Limited access to live patients during training

Traditionally, medical education has been an apprenticeship model in which the student cares for patients under the supervision of more experienced staff. In this model, students have a limited role and access to high-risk procedures, rare complications and critical decision-making skills. The use of simulation in professional training programs complements traditional learning and allows students to hone their clinical and critical thinking skills for high risk, low frequency events. In 2014, the U.S. National Council of State Boards of Nursing (NCSBN) released a groundbreaking study on the effectiveness of simulation training in pre-licensure nursing programs. Among the findings, nursing students who spent up to 50 percent of clinical hours in high-quality simulation were as well-prepared for professional practice as those whose experiences were drawn from traditional clinical practice.

Simulation provides consistent, repeatable training and exposure to a broader range of patients and scenarios than one may experience in normal clinical practice. As an example, our Vimedix ultrasound simulator offers more than 200 patient pathologies for cardiac, emergency and obstetrics and gynaecology medicine. The training and education model is evolving, as evidenced by military branches around the world and most recently the U.S. Pentagon, prohibiting the use of live tissue testing in most medical training. CAE Healthcare simulators provide a low-risk alternative for practicing life-saving procedures, interprofessional team training, major disaster response and anaesthesia administration.

Medical technology revolution

Advancements in medical technology are driving the use of simulation. New medical devices and advanced procedures, such as intra‑cardiac echocardiography, cardiac assist devices, and mechanical ventilation enhancements, require advanced training solutions, such as simulation, for internal product development and customer training. Regulatory and certification agencies are increasingly stringent in requesting that clinicians be trained before adopting new disruptive technologies, an undertaking for which simulation is well suited. As a training partner of choice with leading OEMs, we continue to collaborate to deliver innovative and custom training for new technologies. CAE Healthcare announced the release of CAE VimedixAR, an ultrasound training simulator integrated with the Microsoft HoloLens, the world’s first self-contained holographic computer. We are the first to bring a commercial Microsoft HoloLens mixed reality application to the medical simulation market.

3.5       Foreign exchange

We report all dollar amounts in Canadian dollars. We value assets, liabilities and transactions that are measured in foreign currencies using various exchange rates as required by IFRS.

The tables below show the variations of the closing and average exchange rates for our three main operating currencies.

We used the closing foreign exchange rates below to value our assets, liabilities and backlog in Canadian dollars at the end of each of the following periods:

			Increase /
	2017	2016	(decrease)
U.S. dollar (US$ or USD)	1.33	1.30	2%
Euro (€ or EUR)	1.42	1.48	(4%)
British pound (£ or GBP)	1.67	1.87	(11%)

We used the average foreign exchange rates below to value our revenues and expenses:

	2017	2016	(Decrease)
U.S. dollar (US$ or USD)	1.31	1.31	-
Euro (€ or EUR)	1.44	1.45	(1%)
British pound (£ or GBP)	1.71	1.98	(14%)

For fiscal 2017, the effect of translating the results of our foreign operations into Canadian dollars resulted in a decrease in revenue of $35.9 million and a decrease in net income of $5.3 million, when compared to fiscal 2016. We calculated this by translating the current year’s foreign currency revenue and net income using the average monthly exchange rates from the previous year and comparing these adjusted amounts to our current year reported results.

CAE Annual Report 2017 | 11

Management’s Discussion and Analysis

There are three areas of our business that are exposed to the fluctuations of foreign exchange rates:

-    Our network of foreign training and services operations

Most of our foreign training and services revenue and costs are denominated in local currency. Changes in the value of local currencies relative to the Canadian dollar therefore have an impact on these operations’ net profitability and net investment. Gains or losses in the net investment in a foreign operation that result from changes in foreign exchange rates are deferred in the foreign currency translation account (accumulated other comprehensive income), which is part of the equity section of the consolidated statement of financial position. Any effect of the fluctuation between currencies on the net profitability has an immediate translation impact on the consolidated income statement and an impact on year-to-year and quarter-to-quarter comparisons. We apply net investment hedge accounting to hedge our net investments in our U.S. entities. We have designated a portion of the principal amount of our U.S. dollar private placements as the hedging item of those investments.

-    Our production operations outside of Canada (Australia, Germany, India, U.K. and U.S.)

Most of the revenue and costs in these foreign operations are generated in their local currency except for some data and equipment bought in different currencies from time to time, as well as any work performed by our Canadian manufacturing operations. Changes in the value of the local currency relative to the Canadian dollar have a translation impact on the operations’ net profitability and net investment when expressed in Canadian dollars, as described above.

-    Our production operations in Canada

Although the net assets of our Canadian operations are not exposed to changes in the value of foreign currencies (except for cash balances, receivables and payables in foreign currencies), a significant portion of our annual revenue generated in Canada is in foreign currencies (mostly U.S. dollar and Euro), while a significant portion of our expenses are in Canadian dollars.

We generally hedge the milestone payments of sales contracts denominated in foreign currencies to mitigate some of the foreign exchange exposure.

To this effect, we continue to hold a portfolio of currency hedging positions intended to mitigate the risk to a portion of future revenues presented by the volatility of the Canadian dollar versus foreign currencies. The hedges are intended to cover a portion of the revenue in order to allow the unhedged portion to match the foreign currency cost component of the contract. Since not all of our revenue is hedged, it is not possible to completely offset the effects of changing foreign currency values, which leaves some residual exposure that can affect the consolidated income statement. This residual exposure may be higher when foreign currencies experience significant short term volatility.

In order to minimize the impact foreign exchange market fluctuations may have, we also hedge some of the other foreign currency costs incurred in our manufacturing process.

Sensitivity analysis

We conducted a sensitivity analysis to determine the current impact of variations in the value of foreign currencies. For the purposes of this sensitivity analysis, we evaluated the sources of foreign currency revenues and expenses and determined that our consolidated exposure to foreign currency mainly occurs in two areas:

-     Foreign currency revenues and expenses in Canada for our manufacturing activities – we hedge a portion of these exposures;

-     Translation of foreign currency of operations in foreign countries. Our exposure is mainly in our operating profit.

First we calculated the revenue and expenses per currency from our Canadian operations to determine the operating profit in each currency. Then we deducted the amount of hedged revenues to determine a net exposure by currency. Next we added the net exposure from foreign operations to determine the consolidated foreign exchange exposure in different currencies.

Finally, we conducted a sensitivity analysis to determine the impact of a weakening of one cent in the Canadian dollar against each of the other three currencies. The table below shows the expected impact of this change on our annual revenue and operating profit, after taxes, as well as our net exposure:

			Operating		Net
Exposure	(amounts in millions)	Revenue	Profit	Hedging	Exposure
U.S. dollar (US$ or USD)		$13.7	$3.6	$(3.1)	$0.5
Euro (€ or EUR)		3.6	0.1	(0.1)	-
British pound (£ or GBP)		1.5	0.1	-	0.1

A possible strengthening of one cent in the Canadian dollar would have the opposite impact.

12 | CAE Annual Report 2017

Management’s Discussion and Analysis

3.6       Non-GAAP and other financial measures

This MD&A includes non-GAAP and other financial measures. Non-GAAP measures are useful supplemental information but may not have a standardized meaning according to GAAP. These measures should not be confused with, or used as an alternative for, performance measures calculated according to GAAP. Furthermore, these non-GAAP measures should not be compared with similarly titled measures provided or used by other companies.

Backlog

Obligated backlog is a non-GAAP measure that represents the expected value of orders we have received but have not yet executed.

-     For the Civil Aviation Training Solutions segment, we consider an item part of our obligated backlog when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract and includes the value of expected future revenues. Expected future revenues from customers under short-term and long-term training contracts are included when these customers commit to pay us training fees, or when we reasonably expect the revenue to be generated;

-     For the Defence and Security segment, we consider an item part of our obligated backlog when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract. Defence and Security contracts are usually executed over a long-term period but some of them must be renewed each year. For this segment, we only include a contract item in obligated backlog when the customer has authorized the contract item and has received funding for it;

-     For the Healthcare segment, order intake is typically converted into revenue within one year, therefore we assume that order intake is equal to revenue and consequently, backlog is nil.

Joint venture backlog is obligated backlog that represents the expected value of our share of orders that our joint ventures have received but have not yet executed. Joint venture backlog is determined on the same basis as obligated backlog described above.

Unfunded backlog is a non-GAAP measure that represents firm Defence and Security orders we have received but have not yet executed and for which funding authorization has not yet been obtained. We include unexercised negotiated options which we view as having a high probability of being exercised, but exclude indefinite-delivery/indefinite-quantity (IDIQ) contracts.

Total backlog includes obligated backlog, joint venture backlog and unfunded backlog.

The book-to-sales ratio is the total orders divided by total revenue in a given period.

Capital employed

Capital employed is a non-GAAP measure we use to evaluate and monitor how much we are investing in our business. We measure it from two perspectives:

Capital used:

-     For the Company as a whole, we take total assets (not including cash and cash equivalents), and subtract total liabilities (not including long-term debt and the current portion of long-term debt);

-     For each segment, we take the total assets (not including cash and cash equivalents, tax accounts and other non-operating assets), and subtract total liabilities (not including tax accounts, long-term debt and the current portion of long-term debt, royalty obligations, employee benefit obligations and other non-operating liabilities).

Source of capital:

-    In order to understand our source of capital, we add net debt to total equity.

Capital expenditures (maintenance and growth) from property, plant and equipment

Maintenance capital expenditure is a non-GAAP measure we use to calculate the investment needed to sustain the current level of economic activity.

Growth capital expenditure is a non-GAAP measure we use to calculate the investment needed to increase the current level of economic activity.

Earnings per share (EPS) before specific items

Earnings per share before specific items is a non-GAAP measure calculated by excluding the effect of restructuring, integration and acquisition costs and one-time tax items from the diluted earnings per share from continuing operations attributable to equity holders of the Company. The effect per share is obtained by dividing the restructuring, integration and acquisition costs, net of tax, and one‑time tax items by the average number of diluted shares. We track it because we believe it provides a better indication of our operating performance on a per share basis and makes it easier to compare across reporting periods.

Free cash flow

Free cash flow is a non-GAAP measure that shows us how much cash we have available to invest in growth opportunities, repay debt and meet ongoing financial obligations. We use it as an indicator of our financial strength and liquidity. We calculate it by taking the net cash generated by our continuing operating activities, subtracting maintenance capital expenditures, investment in other assets not related to growth and dividends paid and adding proceeds from the disposal of property, plant and equipment, dividends received from equity accounted investees and proceeds, net of payments, from equity accounted investees.

CAE Annual Report 2017 | 13

Management’s Discussion and Analysis

Gross profit

Gross profit is a non-GAAP measure equivalent to the operating profit excluding research and development expenses, selling, general and administrative expenses, other (gains) losses – net, after tax share in profit of equity accounted investees and restructuring, integration and acquisition costs. We believe it is useful to management and investors in evaluating our ongoing operational performance.

Net debt

Net debt is a non-GAAP measure we use to monitor how much debt we have after taking into account liquid assets such as cash and cash equivalents. We use it as an indicator of our overall financial position, and calculate it by taking our total long-term debt, including the current portion of long-term debt, and subtracting cash and cash equivalents.

Net debt-to-capital is calculated as net debt divided by the sum of total equity plus net debt.

Net income before specific items

Net income before specific items is a non-GAAP measure we use as an alternate view of our operating results. We calculate it by taking our net income attributable to equity holders of the Company from continuing operations and adding back restructuring, integration and acquisition costs, net of tax, and one-time tax items. We track it because we believe it provides a better indication of our operating performance and makes it easier to compare across reporting periods.

Non-cash working capital

Non-cash working capital is a non-GAAP measure we use to monitor how much money we have committed in the day-to-day operation of our business. We calculate it by taking current assets (not including cash and cash equivalents and assets held for sale) and subtracting current liabilities (not including the current portion of long-term debt and liabilities held for sale).

Operating profit

Operating profit is an additional GAAP measure that shows us how we have performed before the effects of certain financing decisions, tax structures and discontinued operations. We track it because we believe it makes it easier to compare our performance with previous periods, and with companies and industries that do not have the same capital structure or tax laws.

Research and development expenses

Research and development expenses are a financial measure we use to measure the amount of expenditures directly attributable to research and development activities that we have expensed during the period, net of investment tax credits and government contributions.

Return on capital employed

Return on capital employed (ROCE) is a non-GAAP measure we use to evaluate the profitability of our invested capital. We calculate this ratio over a rolling four-quarter period by taking net income attributable to equity holders of the Company excluding net finance expense, after tax, divided by the average capital employed.

Simulator equivalent unit

Simulator equivalent unit (SEU) is an operating measure we use to show the total average number of FFSs available to generate earnings during the period. For example, in the case of a 50/50 flight training joint venture, we will report only 50% of the FFSs deployed under this joint venture as a SEU. If a FFS is being powered down and relocated, it will not be included as a SEU until the FFS is re-installed and available to generate earnings.

Total segment operating income

Total segment operating income is a non-GAAP measure and is the sum of our key indicator of each segment’s financial performance. Segment operating income gives us an indication of the profitability of each segment because it does not include the impact of any items not specifically related to the segment’s performance. We calculate total segment operating income by taking the operating profit and excluding the impact of restructuring, integration and acquisition costs.

Utilization rate

Utilization rate is an operating measure we use to assess the performance of our Civil simulator training network. We calculate it by taking the number of training hours sold on our simulators during the period divided by the practical training capacity available for the same period.

14 | CAE Annual Report 2017

Management’s Discussion and Analysis

4.     CONSOLIDATED RESULTS3

4.1       Results from operations – fourth quarter of fiscal 2017

(amounts in millions, except per share amounts)		Q4-2017	Q3-2017	Q2-2017	Q1-2017	Q4-2016
Revenue		$734.7	682.7	635.5	651.6	722.5
Cost of sales		$499.7	483.4	448.6	461.6	511.9
Gross profit[3]		$235.0	199.3	186.9	190.0	210.6
As a % of revenue	%	32.0	29.2	29.4	29.2	29.1
Research and development expenses[3]		$31.3	28.8	25.9	25.0	26.5
Selling, general and administrative expenses		$109.5	90.0	84.3	80.6	88.9
Other (gains) losses – net		$(12.3)	(6.8)	3.7	2.7	(10.8)
After tax share in profit of equity accounted investees		$(14.4)	(14.1)	(12.8)	(10.4)	(10.6)
Restructuring, integration and acquisition costs		$20.0	2.8	9.6	3.1	16.8
Operating profit [3]		$100.9	98.6	76.2	89.0	99.8
As a % of revenue	%	13.7	14.4	12.0	13.7	13.8
Finance income		$(4.3)	(2.2)	(2.8)	(2.3)	(2.8)
Finance expense		$20.6	20.7	20.7	22.0	21.2
Finance expense – net		$16.3	18.5	17.9	19.7	18.4
Earnings before income taxes and discontinued operations		$84.6	80.1	58.3	69.3	81.4
Income tax expense (recovery)		$14.8	11.0	9.5	(0.1)	19.3
As a % of earnings before income taxes and
discontinued operations (income tax rate)%		17	14	16	-	24
Earnings from continuing operations		$69.8	69.1	48.8	69.4	62.1
(Loss) earnings from discontinued operations		$(0.7)	0.2	0.1	(0.1)	(2.4)
Net income		$69.1	69.3	48.9	69.3	59.7
Attributable to:
Equity holders of the Company
Continuing operations		$67.4	67.6	48.3	68.7	61.2
Discontinued operations		$(0.7)	0.2	0.1	(0.1)	(2.4)
		$66.7	67.8	48.4	68.6	58.8
Non-controlling interests		$2.4	1.5	0.5	0.7	0.9
		$69.1	69.3	48.9	69.3	59.7
EPS attributable to equity holders of the Company
Basic and diluted - continuing operations		$0.25	0.25	0.18	0.25	0.23
Basic and diluted - discontinued operations		$-	-	-	-	(0.01)
		$0.25	0.25	0.18	0.25	0.22

CAE Annual Report 2017 | 15

3 Non-GAAP and other financial measures (see Section 3.6).

Management’s Discussion and Analysis

Revenue from continuing operations was 8% higher than last quarter and 2% higher compared to the fourth quarter of fiscal 2016

Revenue from continuing operations was $52.0 million higher than last quarter mainly because:

-     Defence and Security revenue increased by $39.0 million, or 16%, mainly due to higher revenue from North American and Middle Eastern programs partially offset by lower revenue from European programs;

-     Healthcare revenue increased by $8.0 million, or 31%, mainly due to higher revenue from centre management solutions and ultrasound simulators, primarily driven by higher sales to U.S. customers;

-     Civil Aviation Training Solutions revenue increased by $5.0 million, or 1%, mainly due to higher FFS utilization in the Americas and Europe, partially offset by lower revenue from LMCFT acquired in the first quarter of fiscal 2017 and an unfavourable foreign exchange impact on the translation of foreign operations.

Revenue from continuing operations was $12.2 million higher than the same period last year largely because:

-     Civil Aviation Training Solutions revenue increased by $24.8 million, or 6%, mainly due to higher revenue from our manufacturing facility due to the timing of production milestones, the integration into our results of the revenues of LMCFT and higher FFS utilization in the Americas and Europe. The increase was partially offset by the deferral of revenue recognition, to upon completion, from construction contracts for standardized simulators as a result of our process improvement program and an unfavourable foreign exchange impact on the translation of foreign operations;

-     Defence and Security revenue decreased by $11.0 million, or 4%, mainly due to lower revenue from North American programs and an unfavourable foreign exchange impact on the translation of foreign operations partially offset by higher revenue from Middle Eastern programs;

-     Healthcare revenue decreased by $1.6 million, or 4%, mainly due to lower patient simulator revenue due, in part, to lower volume from our international and military customers, partially offset by an increase in centre management solution and ultrasound simulator revenue in the U.S.

You will find more details in Results by segment.

Total segment operating income4 was $19.5 million higher than last quarter and $4.3 million higher compared to the fourth quarter of fiscal 2016

Operating profit this quarter was $100.9 million or 13.7% of revenue, compared to $98.6 million or 14.4% of revenue last quarter and $99.8 million or 13.8% of revenue in the fourth quarter of fiscal 2016. Restructuring, integration and acquisition costs of $20.0 million were recorded this quarter compared to $2.8 million last quarter and $16.8 million in the fourth quarter of last year. Total segment operating income was $120.9 million this quarter compared to $101.4 million last quarter and $116.6 million in the fourth quarter of fiscal 2016.

Total segment operating income was $19.5 million or 19% higher compared to last quarter. Increases in segment operating income were $12.4 million, $4.1 million and $3.0 million for Civil Aviation Training Solutions, Healthcare and Defence and Security respectively.4

Total segment operating income increased by $4.3 million or 4% over the fourth quarter of fiscal 2016. Increases in segment operating income of $8.8 million for Civil Aviation Training Solutions and $0.6 million for Healthcare were partially offset by a decrease of $5.1 million for Defence and Security.

You will find more details in Restructuring costs and Results by segment.

Net finance expense was $2.2 million lower than last quarter and $2.1 million lower than the fourth quarter of fiscal 2016

Net finance expense was lower this quarter compared to last quarter. The decrease was mainly due to higher finance income.

Net finance expense this quarter was lower compared to the fourth quarter of fiscal 2016. The decrease was mainly due to higher finance income, lower interest expense on long-term debt as a result of a repayment, in June 2016, of senior notes issued by way of a private placement and a decrease in other finance expense. The decrease was partially offset by higher finance expense on royalty obligations and R&D obligations.

Income tax rate was 17% this quarter

Income taxes this quarter were $14.8 million, representing an effective tax rate of 17%, compared to 14% last quarter and 24% for the fourth quarter of fiscal 2016.

The increase in the tax rate over last quarter was mainly due to a change in the mix of income from various jurisdictions, partially offset by an additional audit settlement in Canada this quarter. Excluding the effect of the audit settlement in Canada, the income tax rate would have been 22% this quarter.

The decrease in the tax rate from the fourth quarter of fiscal year 2016 was mainly due to an audit settlement in Canada and a change in the mix of income from various jurisdictions.

16 | CAE Annual Report 2017

4 Non-GAAP and other financial measures (see Section 3.6).

Management’s Discussion and Analysis

4.2       Results from operations – fiscal 2017

(amounts in millions, except per share amounts)		FY2017	FY2016
Revenue		$2,704.5	2,512.6
Cost of sales		$1,893.3	1,816.7
Gross profit		$811.2	695.9
As a % of revenue	%	30.0	27.7
Research and development expenses		$111.0	87.6
Selling, general and administrative expenses		$364.4	311.5
Other gains – net		$(12.7)	(24.2)
After tax share in profit of equity accounted investees		$(51.7)	(43.4)
Restructuring, integration and acquisition costs		$35.5	28.9
Operating profit		$364.7	335.5
As a % of revenue	%	13.5	13.4
Finance income		$(11.6)	(9.5)
Finance expense		$84.0	84.7
Finance expense – net		$72.4	75.2
Earnings before income taxes and discontinued operations		$292.3	260.3
Income tax expense		$35.2	20.4
As a % of earnings before income taxes and
discontinued operations (income tax rate)%		12	8
Earnings from continuing operations		$257.1	239.9
Loss from discontinued operations		$(0.5)	(9.6)
Net income		$256.6	230.3
Attributable to:
Equity holders of the Company
Continuing operations		$252.0	239.3
Discontinued operations		$(0.5)	(9.6)
		$251.5	229.7
Non-controlling interests		$5.1	0.6
		$256.6	230.3
EPS attributable to equity holders of the Company
Basic - continuing operations		$0.94	0.89
Basic - discontinued operations		$-	(0.04)
		$0.94	0.85

Diluted - continuing operations		$0.93	0.89
Diluted - discontinued operations		$-	(0.04)
		$0.93	0.85

CAE Annual Report 2017 | 17

Management’s Discussion and Analysis

Revenue from continuing operations was $191.9 million or 8% higher than last year

Revenue from continuing operations was higher than last year mainly because:

-     Civil Aviation Training Solutions revenue increased by $127.8 million, or 9%, mainly due to higher revenue from our manufacturing facility, the integration into our results of the revenues of LMCFT and higher FFS utilization in Europe and the Americas. The increase was partially offset by the deferral of revenue recognition, to upon completion, from construction contracts for standardized simulators as a result of our process improvement program;

-     Defence and Security revenue increased by $66.8 million, or 7%, mainly due to the integration into our results of the revenues from BMAT acquired in the second quarter of last year and higher revenue from European and Middle Eastern programs. The increase was partially offset by lower revenue from North American programs and an unfavourable foreign exchange impact on the translation of foreign operations;

-     Healthcare revenue decreased by $2.7 million, or 2%, mainly due to lower patient simulator revenue due, in part, to lower volume from our international and military customers, partially offset by increased revenue from key partnerships with OEMs.

You will find more details in Results by segment.

Gross profit was $115.3 million higher than last year

Gross profit was $811.2 million this year, or 30.0% of revenue compared to $695.9 million, or 27.7% of revenue last year. As a percentage of revenue, gross profit was higher when compared to last year.

Total segment operating income was $35.8 million higher than last year

Operating profit for the year was $364.7 million or 13.5% of revenue, compared to $335.5 million or 13.4% of revenue last year. Restructuring, integration and acquisition costs of $35.5 million were recorded this year compared to $28.9 million last year and total segment operating income was $400.2 million this year compared to $364.4 million last year.

Total segment operating income was $35.8 million or 10% higher compared to last year. Increases in segment operating income were $35.8 million for Civil Aviation Training Solutions and $0.6 million for Defence and Security respectively, were partially offset by a decrease of $0.6 million for Healthcare.

You will find more details in Restructuring costs and Results by segment.

Net finance expense was $2.8 million lower than last year

FY2016 to
(amounts in millions)	FY2017
Net finance expense, prior period	$75.2
Change in finance expense from the prior period:
Decrease in finance expense on long-term debt (other than finance leases)	$(2.1)
Increase in finance expense on royalty obligations	2.6
Increase in finance expense on amortization of deferred financing costs	0.1
Decrease in finance expense on accretion of provisions	(0.8)
Decrease in other finance expense	(1.0)
Decrease in borrowing costs capitalized	0.5
Decrease in finance expense from the prior period	$(0.7)
Change in finance income from the prior period:
Increase in interest income on loans and finance lease contracts	$(0.3)
Increase in other finance income	(1.8)
Increase in finance income from the prior period	$(2.1)
Net finance expense, current period	$72.4

Net finance expense was $72.4 million this year, $2.8 million or 4% lower than last year. The decrease was mainly due to lower interest expense on long-term debt as a result of a repayment, in June 2016, of senior notes issued by way of a private placement, higher finance income and lower interest on other debt, partially offset by higher finance expense on R&D obligations and royalty obligations.

18 | CAE Annual Report 2017

Management’s Discussion and Analysis

Income tax rate was 12% this year

This fiscal year, income taxes were $35.2 million, representing an effective tax rate of 12%, compared to 8% for the same period last year.

The increase in the tax rate compared to last year was mainly due to the net impact last year of the favourable settlement of tax oppositions in Canada with respect to the tax treatment of the sale of certain simulators, the negative impact of certain tax audits and the U.S. tax incentives applicable to domestic manufacturers, partially offset by this year’s recognition of deferred tax assets in Brazil, the favourable impact of the audit settlements in Canada and a change in mix of income from various jurisdictions. Excluding the effect of the recognition of deferred tax assets in Brazil and this year’s favourable impact of the audit settlements in Canada, the income tax rate would have been 18% this year.

4.3       Restructuring, integration and acquisition costs

During the first quarter of fiscal year 2016, we implemented a process improvement program to realize the benefits from the transformation of our production processes and product offering to further strengthen our competitive position, which resulted in a reduction of our workforce. The restructuring program was completed during the second quarter of fiscal 2017. Restructuring costs consisting mainly of severances and other related costs related to this process improvement program of $4.3 million after-tax were included in net income in fiscal 2017.

In the first quarter of fiscal 2017, we acquired 100% of the shares of LMCFT, a provider of aviation simulation training equipment and services. For the three months and twelve months ended March 31, 2017, costs for restructuring, integration and acquisition activities of $15.6 million after-tax and $22.1 million after-tax were included in net income, respectively, in relation to this acquisition. Restructuring costs consist mainly of severances, costs to exit leases and other related costs. Integration costs represent incremental costs directly related to the integration of LMCFT within our ongoing activities. This primarily includes expenditures related to regulatory and process standardization, systems integration and other activities. Acquisition costs include expenses, fees, commissions and other costs associated with the collection of information, negotiation of contracts, risk assessments, and the services of lawyers, advisors and specialists. The restructuring program related to the acquisition of LMCFT was completed during the fourth quarter of fiscal 2017.

You will find more details in Note 11 and Note 22 of our consolidated financial statements.

4.4       Consolidated orders and total backlog

Our total consolidated backlog was $7,530.2 million at the end of fiscal 2017, which is 18% higher than last year. New orders of $3,193.4 million were added this year, partially offset by $2,704.5 million in revenue generated from our obligated backlog. The adjustment of $23.8 million was mainly due to the cancellation of orders and the revaluation of prior year contracts, partially offset by a contract amendment related to the acquisition of Bombardier’s Military Aviation Training (BMAT) business, acquired last year, and an adjustment of $117.8 million added as a result of the acquisition of LMCFT. Our joint venture backlog5 was $543.7 million and our unfunded backlog was $1,456.5 million.

Total backlog up 18% over last year

(amounts in millions)	FY2017	FY2016
Obligated backlog, beginning of period	$5,064.9	$4,354.1
+ orders	3,193.4	2,782.0
- revenue	(2,704.5)	(2,512.6)
+ / - adjustments	(23.8)	441.4
Obligated backlog, end of period	$5,530.0	$5,064.9
Joint venture backlog (all obligated)	543.7	551.3
Unfunded backlog	1,456.5	756.4
Total backlog	$7,530.2	$6,372.6

In fiscal 2016, adjustments were mainly related to the acquisition of BMAT, as well as the revaluation of certain contracts and the cancellation of two orders from previous years within the Civil Aviation Training Solutions segment and foreign exchange movements.

The book-to-sales ratio for the quarter was 1.03x. The ratio for the last 12 months was 1.18x.5

You will find more details in Results by segment.

CAE Annual Report 2017 | 19

5 Non-GAAP and other financial measures (see Section 3.6).

Management’s Discussion and Analysis

5.     RESULTS BY SEGMENT

We manage our business and report our results in three segments:

-    Civil Aviation Training Solutions;

-    Defence and Security;

-    Healthcare.6

The method used for the allocation of assets jointly used by the operating segments and costs and liabilities jointly incurred (mostly corporate costs) between operating segments is based on the level of utilization when determinable and measurable, otherwise the allocation is based on a proportion of each segment’s cost of sales.

Unless otherwise indicated, elements within our segment revenue and segment operating income analysis are presented in order of magnitude.

KEY PERFORMANCE INDICATORS

Segment operating income
(amounts in millions, except operating margins)		FY2017	FY2016	Q4-2017	Q3-2017	Q2-2017	Q1-2017	Q4-2016

Civil Aviation Training Solutions		$273.2	237.4	83.8	71.4	54.2	63.8	75.0
	%	17.5	16.6	20.1	17.3	15.3	17.2	19.1

Defence and Security		$120.4	119.8	33.0	30.0	29.0	28.4	38.1
	%	11.6	12.3	11.7	12.3	11.5	11.0	13.0

Healthcare		$6.6	7.2	4.1	-	2.6	(0.1)	3.5
	%	6.0	6.3	12.0	-	9.4	-	9.8
Total segment operating income (SOI)		$400.2	364.4	120.9	101.4	85.8	92.1	116.6
Restructuring, integration and acquisition costs		$(35.5)	(28.9)	(20.0)	(2.8)	(9.6)	(3.1)	(16.8)
Operating profit		$364.7	335.5	100.9	98.6	76.2	89.0	99.8

Capital employed6

	March 31	December 31	September 30	June 30	March 31
(amounts in millions)	2017	2016	2016	2016	2016

Civil Aviation Training Solutions	$1,985.3	2,016.5	2,052.4	2,027.4	2,017.1

Defence and Security	$881.2	875.3	862.6	823.6	720.3

Healthcare	$224.3	222.8	214.1	210.4	206.0

	$3,090.8	3,114.6	3,129.1	3,061.4	2,943.4

 | CAE Annual Report 2017

6 Non-GAAP and other financial measures (see Section 3.6).

Management’s Discussion and Analysis

5.1       Civil Aviation Training Solutions

FISCAL 2017 EXPANSIONS AND NEW INITIATIVES

Acquisition

-     We completed the acquisition of LMCFT, a provider of aviation simulation training equipment and services on May 2, 2016.

Expansions

-     We integrated six FFSs into our training network following the completion of our acquisition of LMCFT. The FFSs are located in South Korea, Brazil and Turkey;

-     Our joint venture Embraer-CAE Training Services announced an expansion of its training programs for Embraer Phenom 100 and Phenom 300 pilots and maintenance technicians at our location in Amsterdam. The program is expected to be ready for training in the first quarter of calendar 2018;

-     We inaugurated, together with the Hibernia Management and Development Company Ltd. and the Research & Development Corporation, a new helicopter training and R&D centre in Newfoundland and Labrador featuring the first civilian Level D helicopter simulator with night vision in Canada;

-     CAE Simulation Training Private Limited (CSTPL), a joint venture between CAE and InterGlobe Enterprises, announced the inauguration of its fourth A320 FFS;

-     We commenced training on the Gulfstream G650 FFS, located at the Emirates-CAE Flight Training centre in Dubai, UAE;

-     We announced the expansion of our commercial, business and helicopter aviation training agreement with Abu Dhabi Aviation (ADA) through which CAE and ADA will be delivering training to regional operators at ADA’s brand new training facility in Abu Dhabi, UAE;

-     CAE-Lider, a joint venture between CAE and Lider Aviação, announced its designation by Leonardo Helicopter as the Recognized Flight Simulation Centre for the delivery of AW139 flight simulator hours supporting training in South America.

New programs and products

-     We announced that our business aviation Upset Prevention and Recovery Training (UPRT) program is ready for training and has received endorsement by Dassault Aviation, reaffirming our leadership position in helping prevent Loss of Control In-Flight;

-     We initiated the Next Generation Training System and launched the validation phase with AirAsia, focusing on the validation and refinement of the system’s new training capabilities for pilot critical skill performance;

-     Our joint venture Flight Training Alliance unveiled its first C Series aircraft FFS during an inauguration held in Frankfurt, Germany and began pilot training at the Lufthansa Flight Training Center Frankfurt;

-     Our new CAE Terminal online portal aims to enrich the customer experience by providing line pilots and flight department leaders instant access to appropriate documentation, training records and reservation details.

ORDERS

Civil Aviation Training Solutions obtained contracts this quarter expected to generate future revenues of $481.3 million, including contracts for 17 FFSs.

FFS contracts awarded for the quarter:

-     Five FFSs, including two Boeing 737MAX, one Boeing 787, one Airbus A350 and one Airbus A320neo to Shanghai Eastern Flight Training Co., the training centre subsidiary of China Eastern Airlines;

-     One Boeing 737NG FFS to Donghai Airlines;

-     One C Series CS300 FFS to Korean Air;

-     One Airbus A320 FFS to Avenger Flight Group;

-     One Airbus A350 FFS to Ethiopian Airlines;

-     One Airbus A320 FFS to Airbus;

-     One Boeing 737NG FFS to ChongQing Yu Xiang Aviation;

-     Six FFSs, including two Airbus A320s, two Airbus A330s, one Airbus A350 and one Boeing 767 to undisclosed customers in Asia and North America.

This brings the civil FFS order intake for the year to 50 FFSs.

Other notable contract awards for the quarter included:

-     A new long-term ab-initio pilot training program for an undisclosed customer in the Middle East;

-     An exclusive contract renewal with Scandinavian Airlines for pilot training and cabin crew recruitment and training services;

-     An exclusive pilot training contract with an undisclosed customer in Europe.

CAE Annual Report 2017 | 21

Management’s Discussion and Analysis

Financial results
(amounts in millions, except operating margins, SEU, FFSs deployed and utilization rate)		FY2017	FY2016	Q4-2017	Q3-2017	Q2-2017	Q1-2017	Q4-2016
Revenue		$1,556.9	1,429.1	417.8	412.8	354.7	371.6	393.0
Segment operating income		$273.2	237.4	83.8	71.4	54.2	63.8	75.0
Operating margins	%	17.5	16.6	20.1	17.3	15.3	17.2	19.1
Depreciation and amortization		$140.2	133.8	33.3	37.3	34.0	35.6	34.8
Property, plant and equipment
expenditures		$124.8	92.9	52.5	16.6	25.1	30.6	29.6
Intangible assets and other
assets expenditures		$20.5	33.7	5.4	4.7	5.3	5.1	8.3
Capital employed		$1,985.3	2,017.1	1,985.3	2,016.5	2,052.4	2,027.4	2,017.1
Total backlog		$3,288.9	3,078.6	3,288.9	3,253.5	3,337.6	3,221.6	3,078.6
SEU[7]		210	204	210	209	210	209	205
FFSs deployed		269	261	269	269	269	269	261
Utilization rate[7]	%	76	71	77	76	70	79	76

Revenue up 1% over last quarter and up 6% over the fourth quarter of fiscal 20167

The increase over last quarter was mainly due to higher FFS utilization in the Americas and Europe, partially offset by lower revenue from LMCFT acquired in the first quarter of fiscal 2017 and an unfavourable foreign exchange impact on the translation of foreign operations.

The increase over the fourth quarter of fiscal 2016 was mainly due to higher revenue from our manufacturing facility due to the timing of production milestones, the integration into our results of the revenues of LMCFT and higher FFS utilization in the Americas and Europe. The increase was partially offset by the deferral of revenue recognition, to upon completion, from construction contracts for standardized simulators as a result of our process improvement program and an unfavourable foreign exchange impact on the translation of foreign operations.

Revenue was $1,556.9 million this year, 9% or $127.8 million higher than last year

The increase over last year was mainly due to higher revenue from our manufacturing facility, the integration into our results of the revenues of LMCFT and higher FFS utilization in Europe and the Americas. The increase was partially offset by the deferral of revenue recognition, to upon completion, from construction contracts for standardized simulators as a result of our process improvement program.

Segment operating income up 17% over last quarter and up 12% over the fourth quarter of fiscal 2016

Segment operating income was $83.8 million (20.1% of revenue) this quarter, compared to $71.4 million (17.3% of revenue) last quarter and $75.0 million (19.1% of revenue) in the fourth quarter of fiscal 2016.

Segment operating income increased by $12.4 million, or 17%, over last quarter. The increase was mainly due to higher FFS utilization in Europe and the Americas and gains on the sale of simulators from our network, partially offset by higher selling, general and administrative expenses and lower income from LMCFT.

Segment operating income increased by $8.8 million, or 12%, over the fourth quarter of fiscal 2016. The increase was mainly due to a favourable program mix from our manufacturing facility, gains on the sale of simulators from our network and higher FFS utilization in Europe and in the Americas. The increase was partially offset by higher selling, general and administrative expenses, non-recurring reorganization expenses in our FTOs following the consolidation of our operations in Europe and the impact on segment operating income of the deferral of revenue recognition for standardized simulators.

Segment operating income was $273.2 million, 15% or $35.8 million higher than last year

Segment operating income was $273.2 million (17.5% of revenue) this year, compared to $237.4 million (16.6% of revenue) last year.

The increase was mainly attributable to a favourable program mix from our manufacturing facility, higher income generated in Europe as a result of higher FFS utilization and a net favourable foreign exchange impact from operations. The increase was partially offset by higher selling, general and administrative expenses, non-recurring reorganization expenses in our FTOs following the consolidation of our operations in Europe and the impact on segment operating income of the deferral of revenue recognition for standardized simulators.

Property, plant and equipment expenditures at $52.5 million this quarter and $124.8 million for the year

Maintenance capital expenditures were $17.9 million for the quarter and $46.8 million for the year. Growth capital expenditures were $34.6 million for the quarter and $78.0 million for the year.

 | CAE Annual Report 2017

7 Non-GAAP and other financial measures (see Section 3.6).

Management’s Discussion and Analysis

Capital employed decreased $31.2 million from last quarter and decreased $31.8 million from last year

The decrease in capital employed from last quarter was mainly due to a lower investment in non-cash working capital mainly as a result of higher accounts payable and accrued liabilities and deferred revenue, partially offset by higher accounts receivable. The decrease was also due to higher long-term provisions and was partially offset by an increase in property, plant and equipment resulting from investment in capital expenditures.

The decrease in capital employed from last year was mainly due to higher deferred gains and other non-current liabilities, higher long‑term provisions and a lower investment in non-cash working capital. The lower investment in non-cash working capital was mainly due to higher deferred revenue and accounts payable and accrued liabilities, lower contracts in progress assets and higher provisions, partially offset by an increase in inventory and higher accounts receivable. The decrease in capital employed was partially offset by an increase in property, plant and equipment and a higher investment in equity accounted investees as a result of increased profitability within our joint ventures.

Total backlog was at $3,288.9 million at the end of the year

(amounts in millions)	FY2017	FY2016
Obligated backlog, beginning of period	$2,623.3	$2,397.7
+ orders	1,698.8	1,683.0
- revenue	(1,556.9)	(1,429.1)
+ / - adjustments	58.7	(28.3)
Obligated backlog, end of period	$2,823.9	$2,623.3
Joint venture backlog (all obligated)	465.0	455.3
Total backlog	$3,288.9	$3,078.6

Fiscal 2017 adjustments includes $117.8 million added as a result of the acquisition of LMCFT, the revaluation of prior year contracts and the cancellation of an order from a previous year.

Fiscal 2016 adjustments were mainly due to the revaluation of certain contracts during the year, the cancellation of two orders from previous years and foreign exchange movements.

This quarter's book-to-sales ratio was 1.15x. The ratio for the last 12 months was 1.09x.

CAE Annual Report 2017 | 23

Management’s Discussion and Analysis

5.2       Defence and Security

FISCAL 2017 EXPANSIONS AND NEW INITIATIVES

Expansions

-     We delivered the Naval Warfare Training System to the Swedish Navy and commenced the provision of training support services during the third quarter;

-     We continue to expand our naval capabilities and expertise, and have begun the design and build of the Naval Training Centre for the United Arab Emirates Navy;

-     We constructed and inaugurated the CAE Dothan Training Center in Dothan, U.S., where we began offering training for the U.S. Army Fixed-Wing Flight Training program in March 2017;

-     We received an Authorization to Operate KC-135 aircrew training devices on the U.S. Air Force’s Distributed Training Center Network.

New programs and products

-     We signed a Memorandum of Understanding with Draken International to pursue global opportunities related to the provision of advanced adversary and aggressor air training services;

-     We supported both the Royal Canadian Air Force and Royal Australian Air Force as they participated in Coalition Virtual Flag 16, one of the world's largest virtual air combat exercises;

-     We launched our next-generation CAE Medallion-6000XR image generator to support the creation of highly immersive and realistic synthetic environments;

-     The Open Geospatial Consortium (OGC), an international consortium developing geospatial standards and interoperable solutions, formally approved the CAE-developed Common Database (CDB) as an international OGC standard.

ORDERS

Defence and Security was awarded $238.8 million in orders this quarter, including notable contract awards from:

-     Airbus Defence and Space for a comprehensive C295W aircrew and maintenance training solution to support the Royal Canadian Air Force’s (RCAF) Fixed-Wing Search and Rescue program;

-     The NATO Support and Procurement Agency to provide comprehensive training services, including instructors, for the NATO E-3A Airborne Warning and Control System aircrew training program;

-     Lockheed Martin to continue providing a range of training support services for the U.S. Air Force C-130J Maintenance and Aircrew Training System program.

Financial results
(amounts in millions, except operating margins)		FY2017	FY2016	Q4-2017	Q3-2017	Q2-2017	Q1-2017	Q4-2016
Revenue		$1,036.9	970.1	282.7	243.7	253.2	257.3	293.7
Segment operating income		$120.4	119.8	33.0	30.0	29.0	28.4	38.1
Operating margins	%	11.6	12.3	11.7	12.3	11.5	11.0	13.0
Depreciation and amortization		$57.8	69.8	14.3	14.5	11.1	17.9	20.7
Property, plant and equipment
expenditures		$95.8	22.9	19.7	19.0	33.5	23.6	9.4
Intangible assets and other
assets expenditures		$26.9	17.6	12.6	6.7	2.9	4.7	8.1
Capital employed		$881.2	720.3	881.2	875.3	862.6	823.6	720.3
Total backlog		$4,241.3	3,294.0	4,241.3	4,139.6	3,197.4	3,306.0	3,294.0

Revenue up 16% over last quarter and down 4% from the fourth quarter of fiscal 2016

The increase over last quarter was mainly due to higher revenue from North American and Middle Eastern programs partially offset by lower revenue from European programs.

The decrease from the fourth quarter of fiscal 2016 was mainly due to lower revenue from North American programs and an unfavourable foreign exchange impact on the translation of foreign operations partially offset by higher revenue from Middle Eastern programs.

Revenue was $1,036.9 million this year, 7% or $66.8 million higher than last year

The increase was mainly due to the integration into our results of the revenues from BMAT acquired in the second quarter of last year and higher revenue from European and Middle Eastern programs. The increase was partially offset by lower revenue from North American programs and an unfavourable foreign exchange impact on the translation of foreign operations.

 | CAE Annual Report 2017

Management’s Discussion and Analysis

Segment operating income up 10% over last quarter and down 13% from the fourth quarter of fiscal 2016

Segment operating income was $33.0 million (11.7% of revenue) this quarter, compared to $30.0 million (12.3% of revenue) last quarter and was $38.1 million (13.0% of revenue) in the fourth quarter of fiscal 2016.

The increase over last quarter was mainly due to higher volume on North American programs and higher margins on Asian programs, partially offset by higher selling, general and administrative expenses and lower volume on European programs.

The decrease from the fourth quarter of fiscal 2016 was mainly due to a benefit recognized last year related to the renegotiation of long-term royalty obligations partially offset by an unfavourable tax assessment in one of our joint ventures and a loss on disposal of assets related to our process improvement plan. The decrease was partially offset by higher margins on North American and Asian programs and higher profitability in our joint ventures, offset, in part, by higher selling, general and administrative expenses.

Segment operating income was $120.4 million this year, 1% or $0.6 million higher than last year

Segment operating income was $120.4 million (11.6% of revenue) this year, compared to $119.8 million (12.3% of revenue) last year.

The increase over last year was mainly due to higher margins on North American programs, the integration into our results of BMAT, higher margins on Asian programs, higher profitability in our joint ventures and higher volume on European and Middle Eastern programs, partially offset by higher selling, general and administrative expenses and higher net research and development expenses. The increase in segment operating income was partially offset by a benefit recognized last year related to the renegotiation of long‑term royalty obligations and higher investment tax credits claimed last year partially offset by an unfavourable tax assessment in one of our joint ventures, and a loss on disposal of assets related to our process improvement plan.

Capital employed increased $5.9 million over last quarter and increased $160.9 million over last year

The increase over last quarter was mainly due to higher intangible assets, higher property, plant and equipment and lower deferred gains and other non-current liabilities, partially offset by a lower investment in non-cash working capital as a result of higher accounts payable and accrued liabilities, partially offset by an increase in accounts receivables.

The increase over last year was mainly due to an increase in property, plant and equipment as a result of capital expenditures related to the U.S. Army Fixed-Wing Flight Training program, lower deferred gains and other non-current liabilities, higher other assets, an increase in intangible assets and a higher investment in non-cash working capital. The higher investment in non-cash working capital was mainly due lower accounts payable and accrued liabilities and an increase in accounts receivables, partially offset by a decrease in prepayments.

Total backlog up 29% compared to last year

(amounts in millions)	FY2017	FY2016
Obligated backlog, beginning of period	$2,441.6	$1,956.4
+ orders	1,383.9	985.6
- revenue	(1,036.9)	(970.1)
+ / - adjustments	(82.5)	469.7
Obligated backlog, end of period	$2,706.1	$2,441.6
Joint venture backlog (all obligated)	78.7	96.0
Unfunded backlog	1,456.5	756.4
Total backlog	$4,241.3	$3,294.0

Fiscal 2017 adjustments include the cancellation of two orders and the revaluation of prior year contracts, partially offset by a contract amendment related to the acquisition of BMAT, acquired in the second quarter of fiscal 2016.

Fiscal 2016 adjustments are mainly due to backlog added as a result of the acquisition of BMAT and foreign exchange movements.

This quarter's book-to-sales ratio was 0.84x. The ratio for the last 12 months was 1.33x.

In fiscal 2017, $146.7 million of unfunded backlog was transferred to obligated backlog and $939.2 million was added to the unfunded backlog.

CAE Annual Report 2017 | 25

Management’s Discussion and Analysis

5.3      Healthcare

FISCAL 2017 EXPANSIONS AND NEW INITIATIVES

Expansions

-     Our Vimedix ultrasound simulator was used to deliver the European Diploma in Echocardiography exam for the first time during the European Society for Intensive Care Medicine Congress in Milan, Italy, demonstrating its use not only for training, but also for certification;

-     We commenced collaboration under a co-marketing agreement with a medical device manufacturer promoting point-of-care ultrasound training and its expanded use for patient assessment and diagnosis;

-     We released a new version of the Respiratory Education Simulation Program (RESP 1 and RESP 2) Learning Module for Apollo, iStan, METIman and the Human Patient Simulator;

-     Our Essentials of Simulation course, which is offered in partnership with the University of Rotterdam, was accredited by the Dutch National Office of Continuous Medical Education;

-     We hosted our 20th Human Patient Simulation Network (HPSN) World conference for attendees from 21 countries in the fourth quarter, and hosted our first HPSN conferences in China and India, expanding our potential customer bases and simulation markets.

New programs and products

-     We launched the VimedixAR ultrasound simulator with Microsoft Hololens, the first ultrasound simulator with real-time interactive holograms of human anatomy;

-     We launched the Blue Phantom Gen II PICC with IV and arterial access ultrasound model at the National League for Nursing conference in Orlando, U.S. This model is used to train clinicians in the skills associated with ultrasound guided peripheral venous and arterial access procedures;

-     We added a Spectral Doppler capability as well as a new Emergency Care pathology package to our Vimedix offerings.

ORDERS

CAE Healthcare sales this quarter included:

-     13 patient simulators and five centre management systems for major contracts to customers in the U.S. and the Middle East;

-     Five VimedixAR ultrasound simulators with Microsoft Hololens to customers in the U.S. and a custom Vimedix solution to an OEM.

Financial results
(amounts in millions, except operating margins)		FY2017	FY2016	Q4-2017	Q3-2017	Q2-2017	Q1-2017	Q4-2016
Revenue		$110.7	113.4	34.2	26.2	27.6	22.7	35.8
Segment operating income		$6.6	7.2	4.1	-	2.6	(0.1)	3.5
Operating margins	%	6.0	6.3	12.0	-	9.4	-	9.8
Depreciation and amortization		$13.9	14.2	3.8	3.5	3.3	3.3	3.6
Property, plant and equipment
expenditures		$2.3	2.0	1.4	0.2	0.2	0.5	0.8
Intangible assets and other
assets expenditures		$3.7	2.6	-	1.6	1.0	1.1	0.4
Capital employed		$224.3	206.0	224.3	222.8	214.1	210.4	206.0

Revenue up 31% over last quarter and down 4% from the fourth quarter of fiscal 2016

The increase over last quarter was mainly due to higher revenue from centre management solutions and ultrasound simulators, primarily driven by higher sales to U.S. customers.

The decrease from the fourth quarter of fiscal 2016 was mainly due to lower patient simulator revenue due, in part, to lower volume from our international and military customers, partially offset by an increase in centre management solution and ultrasound simulator revenue in the U.S.

26 | CAE Annual Report 2017

Management’s Discussion and Analysis

Revenue was $110.7 million this year, 2% or $2.7 million lower than last year

The decrease was mainly due to lower patient simulator revenue due, in part, to lower volume from our international and military customers, partially offset by increased revenue from key partnerships with OEMs.

Segment operating income higher over last quarter and the fourth quarter of fiscal 2016

Segment operating income was $4.1 million this quarter (12.0% of revenue), compared to nil last quarter and $3.5 million (9.8% of revenue) in the fourth quarter of fiscal 2016.

The increase over last quarter was mainly due to higher margins from a more favourable product mix and higher revenue, as mentioned above. The increase was partially offset by higher selling, general and administrative expenses and higher research and development expenses.

The increase over the fourth quarter of fiscal 2016 was mainly the result of higher margins from a more favourable product mix, partially offset by higher research and development expenses and lower revenue, as mentioned above.

Segment operating income was $6.6 million this year, $0.6 million lower than last year

Segment operating income was $6.6 million (6.0% of revenue) this year, compared to $7.2 million (6.3% of revenue) last year.

The decrease from last year was mainly due to higher research and development expenses, higher selling, general and administrative expenses, driven mainly by a higher investment in marketing expenses, and lower revenue, as mentioned above. The decrease was partially offset by higher margins from a more favourable product mix.

Capital employed increased by $1.5 million over last quarter and by $18.3 million over last year

The increase over last quarter was mainly due to higher non-cash working capital resulting primarily from an increase in accounts receivable and a decrease in deferred revenue, partially offset by an increase in accounts payable and accrued liabilities. The increase was offset in part by lower intangible assets mainly as a result of amortization.

The increase over last year was primarily due to higher non-cash working capital resulting mainly from lower deferred revenue and accounts payable and accrued liabilities and higher accounts receivable and inventory.

CAE Annual Report 2017 | 27

Management’s Discussion and Analysis

6.     CONSOLIDATED CASH MOVEMENTS AND LIQUIDITY

We manage liquidity and regularly monitor the factors that could affect it, including:

-     Cash generated from operations, including timing of milestone payments and management of working capital;

-     Capital expenditure requirements;

-     Scheduled repayments of long-term debt obligations, our credit capacity and expected future debt market conditions.8

6.1       Consolidated cash movements

(amounts in millions)	FY2017	FY2016	Q4-2017	Q3-2017	Q4-2016
Cash provided by continuing operating activities*	$435.2	$348.9	$116.9	$124.4	$100.3
Changes in non-cash working capital	29.1	(3.1)	80.6	31.7	(49.3)
Net cash provided by continuing operating activities	$464.3	$345.8	$197.5	$156.1	$51.0
Maintenance capital expenditures[8]	(62.8)	(45.4)	(24.5)	(13.9)	(12.7)
Other assets	(5.5)	(19.7)	(2.3)	(2.7)	(6.1)
Proceeds from the disposal of property, plant
and equipment	6.6	1.8	4.1	0.2	0.3
Net (payments to) proceeds from equity accounted investees	(10.6)	3.4	(1.2)	(0.6)	(1.3)
Dividends received from equity accounted investees	16.5	18.5	7.3	6.4	0.9
Dividends paid	(80.6)	(56.7)	(20.5)	(20.8)	(19.3)
Free cash flow from continuing operations [8]	$327.9	$247.7	$160.4	$124.7	$12.8
Growth capital expenditures [8]	(160.1)	(72.4)	(49.1)	(21.9)	(27.1)
Capitalized development costs	(37.8)	(35.6)	(14.0)	(8.9)	(12.4)
Common shares repurchased	(41.7)	(7.7)	(3.0)	(5.9)	(7.7)
Other cash movements, net	13.4	15.9	2.3	0.6	1.8
Business combinations, net of cash and cash
equivalents acquired	(5.5)	13.9	-	5.4	0.3
Proceeds from disposal of discontinued operations	-	30.4	-	-	1.2
Effect of foreign exchange rate changes on
cash and cash equivalents	(4.9)	5.7	(0.1)	(3.4)	(16.1)
Net increase (decrease) in cash before proceeds and
repayment of long-term debt	$91.3	$197.9	$96.5	$90.6	$(47.2)
* before changes in non-cash working capital

Free cash flow from continuing operations was $160.4 million for the quarter

Free cash flow was $35.7 million higher than last quarter and $147.6 million higher compared to the fourth quarter of fiscal 2016.

Free cash flow was higher compared to last quarter mainly due to a lower investment in non-cash working capital, partially offset by higher maintenance capital expenditures.

Free cash flow was higher compared to the fourth quarter of fiscal 2016 mainly due to a lower investment in non-cash working capital and an increase in cash provided by continuing operating activities.

Free cash flow from continuing operations was $327.9 million this year

Free cash flow increased by $80.2 million, or 32%, compared to last year.

Free cash flow was higher compared to last year mainly due to an increase in cash provided by continuing operating activities and a lower investment in non-cash working capital, partially offset by higher dividends paid and an increase in maintenance capital expenditures.

Capital expenditures were $73.6 million this quarter and $222.9 million for the year

Growth capital expenditures were $49.1 million this quarter and $160.1 million for the year. Our growth capital allocation decisions are market-driven in nature and are intended to keep pace with the demand of our existing and new customers. Maintenance capital expenditures were $24.5 million this quarter and $62.8 million for the year.

28 | CAE Annual Report 2017

8 Non-GAAP and other financial measures (see Section 3.6).

Management’s Discussion and Analysis

6.2       Sources of liquidity

We have a committed line of credit at floating rates, provided by a syndicate of lenders. We and some of our subsidiaries can borrow funds directly from this credit facility to cover operating and general corporate expenses and to issue letters of credit and bank guarantees.

The total amount available through this committed bank line at March 31, 2017 was US$550.0 million (2016 – US$550.0 million) with the option, subject to lender’s consent, to increase to a total amount of US$850.0 million. There was no amount drawn under the facility as at March 31, 2017 (2016 – nil) and US$92.0 million was used for letters of credit (2016 ‑ US$111.9 million). The applicable interest rate on this revolving term credit facility is based on the bank’s prime rate, bankers’ acceptance rates or LIBOR plus a spread which depends on the credit rating assigned by Standard & Poor’s Rating Services. Subsequent to March 31, 2017 the maturity date of our revolving unsecured term credit facility was extended to October 2019.

We have an unsecured Export Development Canada (EDC) Performance Security Guarantee (PSG) account for US$125.0 million. This is an uncommitted revolving facility for performance bonds, advance payment guarantees or similar instruments. As at March 31, 2017 the total outstanding for these instruments was $115.9 million (2016 – $57.2 million).

We manage a program in which we sell undivided interests in certain of our accounts receivable (current financial assets program) to a third party for cash consideration for amounts up to US$150.0 million with limited recourse to CAE. As at March 31, 2017, the Canadian dollar equivalent of $141.6 million (2016 – $105.9 million) of specific accounts receivable were sold to a financial institution.

In March 2017, we terminated a facility of €12.5 million with a European bank for the issuance of bank guarantees and letters of credit. As at March 31, 2016, we had used $9.9 million principally in support of our European defence and security operations.

As at March 31, 2017, we are compliant with all our financial covenants.

We believe that our cash and cash equivalents, access to credit facilities and expected free cash flow will provide sufficient flexibility for our business, repurchase of common shares and payment of dividends and will enable us to meet all other expected financial requirements in the near term.

The following table summarizes the long-term debt:
	As at March 31	As at March 31
(amounts in millions)	2017	2016
Total long-term debt	$1,255.4	$1,272.9
Less:
Current portion of long-term debt	31.2	98.5
Current portion of finance leases	20.7	20.8
Long-term portion of long-term debt	$1,203.5	$1,153.6

In December 2016, we entered into a term loan for the financing of aircraft operating in the U.S. This represents a loan obligation of $14.2 million as at March 31, 2017.

As part of the acquisition of LMCFT, we acquired leases for simulators in Asia. This represents a finance lease obligation of $25.3 million as at March 31, 2017.

In June 2016, we repaid $73.5 million of our senior notes issued by way of a private placement.

CAE Annual Report 2017 | 29

Management’s Discussion and Analysis

6.3       Government participation

We have agreements with various governments whereby the latter contribute a portion of the cost, based on expenditures incurred by CAE, of certain R&D programs for modeling, simulation and training services technology.

During fiscal 2014, we announced Project Innovate, an R&D program extending over five and a half years. The goal of Project Innovate is to expand our modeling and simulation technologies, develop new ones and continue to differentiate our service offering. Concurrently, the Government of Canada agreed to participate in Project Innovate through a repayable loan of up to $250 million made through the Strategic Aerospace and Defence Initiative (SADI).

During fiscal 2016, we amended and extended our Project New Core Markets, an R&D program, for an additional four years. The aim is to leverage our modeling, simulation and training services expertise in healthcare. The Quebec government, through Investissement Québec, agreed to participate up to $70 million in contributions related to costs incurred before the end of fiscal 2020.

During fiscal 2017, we announced our participation in project SimÉco 4.0, an R&D project under the SA2GE program. The aim of this project is the development of new products or processes which will further contribute to greenhouse gas emissions reductions. The government of Quebec, through the Ministry of Economy, Science and Innovation, and SA2GE have committed to contribute amounts up to 50% of eligible costs incurred by CAE to fiscal 2020.

You will find more details in Note 1 and Note 13 of our consolidated financial statements.

___

6.4       Contractual obligations

We enter into contractual obligations and commercial commitments in the normal course of our business. The table below represents our contractual obligations and commitments for the next five years and thereafter:

Contractual obligations
(amounts in millions)	2018	2019	2020	2021	2022	Thereafter	Total
Long-term debt (excluding interest)	$31.9	$18.4	$190.7	$26.9	$178.8	$638.2	$1,084.9
Finance leases (excluding interest)	20.7	18.4	31.9	29.3	12.4	60.6	173.3
Non-cancellable operating leases	55.3	38.9	33.4	29.2	24.1	82.0	262.9
Purchase commitments	118.4	54.9	56.6	7.2	0.3	1.7	239.1
	$226.3	$130.6	$312.6	$92.6	$215.6	$782.5	$1,760.2

We also had total availability under the committed credit facility of US$458.0 million as at March 31, 2017 compared to US$438.1 million at March 31, 2016.

We have purchase commitments related to agreements that are enforceable and legally binding. Most are agreements with subcontractors to provide services for long-term contracts that we have with our clients. The terms of the agreements are significant because they set out obligations to buy goods or services in fixed or minimum amounts, at fixed, minimum or variable prices and at various points in time.

As at March 31, 2017, we had other long-term liabilities that are not included in the table above. These include some accrued pension liabilities, deferred revenue, deferred gains on assets and various other long-term liabilities. CAE’s cash obligation in respect of the accrued employee pension liability depends on various elements including market returns, actuarial gains and losses and interest rates. We did not include deferred tax liabilities since future payments of income taxes depend on the amount of taxable earnings and on whether there are tax loss carry-forwards available.

30 | CAE Annual Report 2017

Management’s Discussion and Analysis

7.     CONSOLIDATED FINANCIAL POSITION

7.1       Consolidated capital employed

	As at March 31	As at March 31
(amounts in millions)	2017	2016
Use of capital:
Current assets	$1,919.7	$1,749.6
Less: cash and cash equivalents	(504.7)	(485.6)
Less: net assets held for sale	-	(1.5)
Current liabilities	(1,273.9)	(1,192.9)
Less: current portion of long-term debt	51.9	119.3
Non-cash working capital[9]	$193.0	$188.9
Net assets held for sale	-	1.5
Property, plant and equipment	1,582.6	1,473.1
Other long-term assets	1,852.5	1,774.0
Other long-term liabilities	(796.4)	(709.9)
Total capital employed	$2,831.7	$2,727.6
Source of capital:
Current portion of long-term debt	$51.9	$119.3
Long-term debt	1,203.5	1,153.6
Less: cash and cash equivalents	(504.7)	(485.6)
Net debt[9]	$750.7	$787.3
Equity attributable to equity holders of the Company	2,020.8	1,888.7
Non-controlling interests	60.2	51.6
Source of capital	$2,831.7	$2,727.6

Capital employed increased $104.1 million, or 4%, over last year

The increase over last year was mainly due to higher property, plant and equipment and other long-term assets, partially offset by an increase in other long-term liabilities.

Our return on capital employed9 (ROCE) was 11.2% this year compared to 10.6% last year.

Non-cash working capital increased by $4.1 million9

The increase was mainly due to higher inventories and accounts receivable, partially offset by higher deferred revenue, accounts payable and accrued liabilities and contracts in progress liabilities and lower prepayments.

Net property, plant and equipment up $109.5 million

The increase was mainly due to $222.9 million of capital expenditures, partially offset by depreciation of $122.8 million.

Other long-term assets up $78.5 million

The increase was mainly due to higher other assets, a higher investment in equity accounted investees as a result of increased profitability within our joint ventures, partially offset by dividends issued, and higher intangible assets.

Other long-term liabilities up $86.5 million

The increase was mainly due to higher deferred gains and other non-current liabilities, an increase in provisions resulting mainly from the acquisition of LMCFT and higher deferred tax liabilities, partially offset by lower employee benefit obligations.

Net debt lower than last year

The decrease was mainly due to the impact of cash movements during the year, partially offset by the addition of leases for simulators in Asia, obtained as part of the acquisition of LMCFT.

CAE Annual Report 2017 | 31

9 Non-GAAP and other financial measures (see Section 3.6).

Management’s Discussion and Analysis

Change in net debt

(amounts in millions)	FY2017		FY2016
Net debt, beginning of period		$787.3	$949.6
Impact of cash movements on net debt
(see table in the consolidated cash movements section)		$(91.3)	$(197.9)
Effect of foreign exchange rate changes on long-term debt		14.0	20.2
Impact from business combinations		25.8	-
Other		14.9	15.4
Decrease in net debt during the period		$(36.6)	$(162.3)
Net debt, end of period		$750.7	$787.3
Net debt-to-capital[10]	%	26.5%	28.9

Total equity increased by $140.7 million this year10

The increase in equity was mainly due to net income of $256.6 million, partially offset by cash dividends of $80.6 million, common shares repurchased and cancelled of $41.7 million and an unfavourable foreign currency translation of $31.8 million.

Outstanding share data

Our articles of incorporation authorize the issue of an unlimited number of common shares and an unlimited number of preferred shares issued in series. We had a total of 268,397,224 common shares issued and outstanding as at March 31, 2017 with total share capital of $615.4 million. In addition, we had 5,541,625 options outstanding under the Employee Stock Option Plan (ESOP).

As at April 30, 2017, we had a total of 268,405,774 common shares issued and outstanding and 5,533,075 options outstanding under the ESOP.

Repurchase and cancellation of shares

On February 19, 2016, we announced that we received approval from the Toronto Stock Exchange (TSX) to purchase, by way of a normal course issuer bid (NCIB) up to 5,398,643 of our common shares, representing 2% of the 269,932,164 issued and outstanding common shares as of February 12, 2016. The NCIB began on February 23, 2016, and ended on February 22, 2017.

On February 14, 2017, we announced that we received approval from the Toronto Stock Exchange (TSX) to renew the normal course issuer bid (NCIB) up to 5,366,756 of our common shares, representing 2% of the 268,337,816 issued and outstanding common shares as of February 9, 2017. The NCIB began on February 23, 2017, and will end on February 22, 2018 or on such earlier date when we complete our purchases or elect to terminate the NCIB. These purchases will be made on the open market plus brokerage fees through the facilities of the TSX and/or alternative trading systems at the prevailing market price at the time of the transaction, in accordance with the TSX’s applicable policies. All common shares purchased pursuant to the NCIB will be cancelled.

In fiscal 2017, we repurchased and cancelled a total of 2,490,900 common shares (2016 – 515,200), at a weighted average price of $16.73 per common share (2016 – $15.01), for a total consideration of $41.7 million (2016 – $7.7 million). An excess of the shares’ repurchase value over their carrying amount of $36.1 million (2016 – $6.6 million) was charged to retained earnings as share repurchase premiums.

Dividends

We paid a dividend of $0.075 per share in the first quarter and $0.08 per share in the second, third and fourth quarter of fiscal 2017. These dividends were eligible under the Income Tax Act (Canada) and its provincial equivalents.

Our Board of Directors has the discretion to set the amount and timing of any dividend. The Board reviews the dividend policy once a year based on the cash requirements of our operating activities, liquidity requirements and projected financial position. We expect to declare dividends of approximately $85.9 million in fiscal 2018 based on our current dividend and the number of common shares outstanding as at March 31, 2017.

Guarantees

As at March 31, 2017, we have a total of $238.2 million outstanding letters of credit and performance guarantees which are not recognized in the consolidated statement of financial position, compared to $212.3 million last fiscal year.

Pension obligations

We maintain defined benefit and defined contribution pension plans. Subsequent to recent legislative changes, the defined benefit pension plans are considered sufficiently funded. We expect to contribute $23.3 million in fiscal 2018.

32 | CAE Annual Report 2017

10 Non-GAAP and other financial measures (see Section 3.6).

Management’s Discussion and Analysis

7.2       Off balance sheet arrangements

Although most of our sale and leaseback transactions entered into as part of our operations are classified as finance leases and their obligations are included in the consolidated statement of financial position, other specific sale and leaseback transactions are classified as operating leases and are off balance sheet obligations.

Most of our off balance sheet obligations are from obligations related to operating leases for:

-     Certain buildings that are leased throughout our training network and production facilities in the normal course of business;

-     Certain FFSs that are leased throughout our training network in the normal course of business;

-     The operation of our Medium Support Helicopter (MSH) training centre for the U.K. Ministry of Defence to provide simulation training services;

-     Certain aircraft within our live training operations for the Canadian Department of National Defence.

These leases are non-recourse to us.

You can find more details about operating lease commitments in Note 27 of our consolidated financial statements.

In the normal course of business, we manage a program in which we sell undivided interests in certain of our accounts receivable (current financial assets program) to a third party for cash consideration for an amount up to US$150.0 million with limited recourse to CAE. We continue to act as a collection agent. These transactions are accounted for when we have considered to have surrendered control over the transferred accounts receivable. As at March 31, 2017, the Canadian dollar equivalent of $141.6 million (2016 ‑ $105.9 million) of specific accounts receivable were sold to a financial institution.

7.3       Financial instruments

We are exposed to various financial risks in the normal course of business. We enter into forward contracts and swap agreements to manage our exposure to fluctuations in foreign exchange rates, interest rates and share price which have an effect on our share‑based payments costs. We formally assess, both at inception of the hedge relationship and on an ongoing basis, whether the derivatives we use in hedging transactions are highly effective in offsetting changes in cash flows of hedged items in relation to the hedged risk. We enter into these transactions to reduce our exposure to risk and volatility, and not for trading or speculative purposes. We only enter into contracts with counterparties that are of high credit quality.

Classification of financial instruments

We have made the following classifications for our financial instruments:

-     Cash and cash equivalents, restricted cash and all derivative instruments, except for derivatives designated as effective hedging instruments, are classified at fair value through profit and loss (FVTPL);

-     Accounts receivable, contracts in progress, non-current receivables and advances are classified as loans and receivables, except for those that we intend to sell immediately or in the near term which are classified at FVTPL;

-     Portfolio investments are classified as available-for-sale;

-     Accounts payable and accrued liabilities and long-term debt, including interest payable, as well as finance lease obligations and royalty obligations are classified as other financial liabilities, all of which are carried at amortized cost using the effective interest method.

Fair value of financial instruments

The fair value of a financial instrument is determined by reference to the available market information at the reporting date. When no active market exists for a financial instrument, we determine the fair value of that instrument based on valuation methodologies as discussed below. In determining assumptions required under a valuation model, we primarily use external, readily observable market data inputs. Assumptions or inputs that are not based on observable market data incorporate our best estimates of market participant assumptions and are used when external data is not available. Counterparty credit risk and our own credit risk are taken into account in estimating the fair value of all financial assets and financial liabilities.

The following assumptions and valuation methodologies have been used to measure the fair value of financial instruments:

-     The fair value of accounts receivable, contracts in progress, accounts payable and accrued liabilities approximate their carrying values due to their short-term maturities;

-     The fair value of derivative instruments, which include forward contracts, swap agreements and embedded derivatives accounted for separately, is determined using valuation techniques and is calculated as the present value of the estimated future cash flows using an appropriate interest rate yield curve and foreign exchange rate. Assumptions are based on market conditions prevailing at each reporting date. Derivative instruments reflect the estimated amounts that we would receive or pay to settle the contracts at the reporting date;

-     The fair value of the available-for-sale investment, which does not have a readily available market value, is estimated using a discounted cash flow model, which includes some assumptions that are not based on observable market prices or rates;

-     The fair value of non-current receivables is estimated based on discounted cash flows using current interest rates for instruments with similar terms and remaining maturities;

-     The fair value of provisions, long-term debts and non-current liabilities, including finance lease obligations and royalty obligations, are estimated based on discounted cash flows using current interest rates for instruments with similar terms and remaining maturities.

A description of the fair value hierarchy is discussed in Note 29 of our consolidated financial statements.

CAE Annual Report 2017 | 33

Management’s Discussion and Analysis

Financial risk management

Due to the nature of the activities that we carry out and as a result of holding financial instruments, we are exposed to credit risk, liquidity risk and market risk, including foreign currency risk and interest rate risk. Our exposure to credit risk, liquidity risk and market risk is managed within risk management parameters documented in corporate policies. These risk management parameters remain unchanged since the previous period, unless otherwise indicated.

Credit risk

Credit risk is defined as our exposure to a financial loss if a debtor fails to meet its obligations in accordance with the terms and conditions of its arrangements with CAE. We are exposed to credit risk on our accounts receivable and certain other assets through our normal commercial activities. We are also exposed to credit risk through our normal treasury activities on our cash and cash equivalents and derivative financial assets. Credit risks arising from our normal commercial activities are managed in regards to customer credit risk.

Our customers are mainly established companies, some of which have publicly available credit ratings, as well as government agencies, which facilitates risk assessment and monitoring. In addition, we typically receive substantial non-refundable advance payments for construction contracts. We closely monitor our exposure to major airline companies in order to mitigate our risk to the extent possible. Furthermore, our trade receivables are not concentrated with specific customers but are held with a wide range of commercial and government organizations. As well, our credit exposure is further reduced by the sale of certain of our accounts receivable to third-party financial institutions for cash consideration on a limited recourse basis (current financial assets program). We do not hold any collateral as security. The credit risk on cash and cash equivalents is mitigated by the fact that they are mainly in place with a diverse group of major North American and European financial institutions.

We are exposed to credit risk in the event of non-performance by counterparties to our derivative financial instruments. We use several measures to minimize this exposure. First, we enter into contracts with counterparties that are of high credit quality. We signed International Swaps & Derivatives Association, Inc. (ISDA) Master Agreements with the majority of counterparties with whom we trade derivative financial instruments. These agreements make it possible to offset when a contracting party defaults on the agreement, for each of the transactions covered by the agreement and in force at the time of default. Also, collateral or other security to support derivative financial instruments subject to credit risk can be requested by CAE or our counterparties (or both parties, if need be) when the net balance of gains and losses on each transaction exceeds a threshold defined in the ISDA Master Agreement. Finally, we monitor the credit standing of counterparties on a regular basis to help minimize credit risk exposure.

The carrying amounts presented in Note 4 and Note 29 of our consolidated financial statements represent the maximum exposure to credit risk for each respective financial asset as at the relevant dates.

Liquidity risk

Liquidity risk is defined as the potential risk that we cannot meet our cash obligations as they become due.

We manage this risk by establishing cash forecasts, as well as long-term operating and strategic plans. The management of consolidated liquidity requires a regular monitoring of expected cash inflows and outflows which is achieved through a forecast of our consolidated liquidity position, for efficient use of cash resources. Liquidity adequacy is assessed in view of seasonal needs, growth requirements and capital expenditures, and the maturity profile of indebtedness, including off-balance sheet obligations. We manage our liquidity risk to maintain sufficient liquid financial resources to fund our operations and meet our commitments and obligations. In managing our liquidity risk, we have access to a revolving unsecured credit facility of US$550.0 million, with an option, subject to the lender’s consent, to increase to a total amount of up to US$850.0 million. As well, we have agreements to sell certain of our accounts receivable for an amount of up to US$150.0 million (current financial assets program). We also regularly monitor any financing opportunities to optimize our capital structure and maintain appropriate financial flexibility.

Market risk

Market risk is defined as our exposure to a gain or a loss in the value of our financial instruments as a result of changes in market prices, whether those changes are caused by factors specific to the individual financial instruments or its issuer, or factors affecting all similar financial instruments traded in the market. We are mainly exposed to foreign currency risk and interest rate risk.

We use derivative instruments to manage market risk against the volatility in foreign exchange rates, interest rates and share-based payments in order to minimize their impact on our results and financial position. Our policy is not to utilize any derivative financial instruments for trading or speculative purposes.

Foreign currency risk

Foreign currency risk is defined as our exposure to a gain or a loss in the value of our financial instruments as a result of fluctuations in foreign exchange rates. We are exposed to foreign exchange rate variability primarily in relation to certain sale commitments, expected purchase transactions and debt denominated in a foreign currency, as well as on our net investment from our foreign operations which have functional currencies other than the Canadian dollar (in particular the U.S. dollar, Euro and British pound). In addition, these operations have exposure to foreign exchange rates primarily through cash and cash equivalents and other working capital accounts denominated in currencies other than their functional currencies.

We mitigate foreign currency risks by having our foreign operations transact in their functional currency for material procurement, sale contracts and financing activities.

 | CAE Annual Report 2017

Management’s Discussion and Analysis

We use forward foreign currency contracts and foreign currency swap agreements to manage our exposure from transactions in foreign currencies. These transactions include forecasted transactions and firm commitments denominated in foreign currencies. Our foreign currency hedging programs are typically unaffected by changes in market conditions, as related derivative financial instruments are generally held until their maturity, consistent with the objective to fix currency rates on the hedged item.

Foreign currency risk sensitivity analysis

Foreign currency risk arises on financial instruments that are denominated in a foreign currency. Assuming a reasonably possible strengthening of 5% in the U.S. dollar, Euro and British pound currency against the Canadian dollar as at March 31, 2017, and assuming all other variables remain constant, the pre-tax effects on net income would have been a negative net adjustment of $3.6 million (2016 – negative net adjustment of $0.7 million) and a negative net adjustment of $13.1 million (2016 – negative net adjustment of $13.1 million) on other comprehensive income (OCI). A reasonably possible weakening of 5% in the relevant foreign currency against the Canadian dollar would have an opposite impact on pre-tax income and OCI.

Interest rate risk

Interest rate risk is defined as our exposure to a gain or a loss to the value of our financial instruments as a result of fluctuations in interest rates. We bear some interest rate fluctuation risk on our floating rate long-term debt and some fair value risk on our fixed interest long-term debt. We mainly manage interest rate risk by fixing project-specific floating rate debt in order to reduce cash flow variability. We have a floating rate debt through our revolving unsecured credit facility and other asset-specific floating rate debts. A mix of fixed and floating interest rate debt is sought to reduce the net impact of fluctuating interest rates. Derivative financial instruments used to manage interest rate exposures are mainly interest rate swap agreements.

We use financial instruments to manage our exposure to changing interest rates and to adjust our mix of fixed and floating interest rate debt on long-term debt. The mix was 90% fixed-rate and 10% floating-rate at the end of this year (2016 – 90% fixed rate and 10% floating rate).

Our interest rate hedging programs are typically unaffected by changes in market conditions, as related derivative financial instruments are generally held until their maturity to establish asset and liability management matching, consistent with the objective to reduce risks arising from interest rate movements.

Interest rate risk sensitivity analysis

In fiscal 2017, a 1% increase in interest rates would decrease our net income by $1.3 million (2016 – $1.3 million) and decrease our OCI by $0.5 million (2016 – $0.5 million) assuming all other variables remained constant. A 1% decrease in interest rates would have an opposite impact on net income and OCI.

Hedge of share-based payments cost

We have entered into equity swap agreements with two (2016 – three) major Canadian financial institutions to reduce our income exposure to fluctuations in our share price relating to the Deferred Share Unit (DSU), Long-Term Incentive Deferred Share Unit (LTI‑DSU) and Long-Term Incentive Time Based Restricted Share Unit (LTI-TB RSU) programs. Pursuant to the agreement, we receive the economic benefit of dividends and share price appreciation while providing payments to the financial institutions for the institution’s cost of funds and any share price depreciation. The net effect of the equity swaps partly offset movements in our share price impacting the cost of the DSU, LTI-DSU and LTI-TB RSU programs and is reset quarterly. As at March 31, 2017, the equity swap agreements covered 1,850,000 of our common shares (2016 – 1,950,000).

Hedge of net investments in foreign operations

As at March 31, 2017, we have designated a portion of our senior notes totalling US$372.8 million (2016 – US$417.8 million) and a portion of the obligations under finance lease totalling US$9.9 million (2016 – US$12.1 million) as a hedge of our net investments in U.S. entities. Gains or losses on the translation of the designated portion of our senior notes are recognized in OCI to offset any foreign exchange gains or losses on translation of the financial statements of those U.S. entities.

We have determined that there is no concentration of risks arising from financial instruments and estimated that the information disclosed above is representative of our exposure to risk during the period.

Refer to the consolidated statement of comprehensive income for the total amount of the change in fair value of financial instruments designated as cash flow hedges recognized in income for the period and total amount of gains and losses recognized in OCI and to Note 29 of our consolidated financial statements for the classification of financial instruments.

CAE Annual Report 2017 | 35

Management’s Discussion and Analysis

8.     BUSINESS COMBINATIONS

On May 2, 2016, the Company acquired 100% of the shares of Lockheed Martin Commercial Flight Training (LMCFT), a provider of aviation simulation training equipment and services for a purchase consideration of $25.6 million. The transaction includes cash remaining in the company at closing. With this acquisition, the Company expanded its customer installed base of commercial flight simulators and obtained assets including full-flight simulators, simulator parts and equipment, facilities, technology and a talented workforce. Total acquisition costs incurred during fiscal 2017 relating to LMCFT amount to $1.4 million and were included in restructuring, integration and acquisition costs in the consolidated income statement.

The determination of the fair value for the above acquisition of the net identifiable assets acquired and liabilities assumed is included in the following table. The fair value of the acquired identifiable intangible assets is $24.2 million (including customer relationships and other software) and goodwill is $3.3 million. The goodwill arising from the acquisition of LMCFT is attributable to the advantages gained, which include:

-     Expansion of CAE’s customer installed base of commercial flight simulators;

-     Experienced workforce with subject matter expertise.

The fair value and the gross contractual amount of the acquired accounts receivable were $8.7 million.

The revenue and segment operating income included in the consolidated income statement from LMCFT since the acquisition date is $62.7 million and $6.4 million respectively. Had LMCFT been consolidated from April 1, 2016, the consolidated income statement would have shown revenue and total segment operating income of $64.5 million and $6.6 million respectively. These pro-forma amounts are estimated based on the operations of the acquired business prior to the business combination by the Company. The amounts are provided as supplemental information and are not indicative of the Company’s future performance.

Other

During fiscal 2017, adjustments to the determination of net identifiable assets acquired and liabilities assumed for the fiscal 2016 acquisition of BMAT was completed and resulted in an increase in goodwill of $1.6 million.

Net assets acquired and liabilities assumed arising from the acquisitions are as follows:

Total
2017
Current assets (1)	$89.2
Current liabilities	(106.2)
Property, plant and equipment	38.5
Non-current assets	4.5
Intangible assets (2)	27.5
Deferred tax	6.7
Non-current liabilities	(49.3)
Fair value of net assets acquired, excluding cash and cash equivalents	$10.9
Cash and cash equivalents acquired	12.5
Total purchase price	$23.4
Additional transaction costs paid on behalf of the seller	2.2
Additional consideration received related to previous fiscal years' acquisition	(5.4)
Total purchase consideration	$20.2

(1) Excluding cash on hand.
(2) Goodwill, included in intangible assets, is not deductible in fiscal 2017 for tax purposes.

The net assets, including goodwill, of LMCFT are included in the Civil Aviation Training Solutions segment.

You will find more details in Note 3 of our consolidated financial statements.

| CAE Annual Report 2017

Management’s Discussion and Analysis

9.     BUSINESS RISK AND UNCERTAINTY

We operate in several industry segments that have various risks and uncertainties. Management and the Board of Directors (the Board) discuss quarterly the principal risks facing our business, as well as annually during the strategic planning and budgeting processes. The risks and uncertainties described below are risks that could materially affect our business, financial condition and results of operation. These risks are categorized as industry-related risks, risks specific to CAE and risks related to the current market environment. These are not necessarily the only risks we face; additional risks and uncertainties that are presently unknown to us or that we may currently deem immaterial may adversely affect our business.

In order to mitigate the risks that may impact our future performance, management has established an enterprise risk management process to identify, assess and prioritize these risks. Management develops and deploys risk mitigation strategies that align with our strategic objectives and business processes. Management reviews the evolution of the principal risks facing our business on a quarterly basis and the Board oversees the risk management process and validates it through procedures performed by our internal auditors when it deems necessary. One should carefully consider the following risk factors, in addition to the other information contained herein, before deciding to purchase CAE common stock.

9.1      Risks relating to the industry

Competition

We sell our simulation equipment and training services in highly competitive markets. New participants have emerged in recent years and the competitive environment has intensified as aerospace and defence companies position themselves to try to take greater market share by consolidating existing commercial aircraft simulation companies and by developing their own internal capabilities. Most of our competitors in the simulation and training markets are also involved in other major segments of the aerospace and defence industry beyond simulation and training. As such, some of them are larger than we are, and may have greater financial, technical, marketing, manufacturing and distribution resources. In addition, our main competitors are either aircraft manufacturers, or have well-established relationships with aircraft manufacturers, airlines and governments, which may give them an advantage when competing for projects with these organizations. In particular, we face competition from Boeing, which has pricing and other competitive advantages over us.

OEMs like Airbus and Boeing have certain advantages in competing with independent training service providers. An OEM controls the pricing for the data, parts and equipment packages that are often required to manufacture a simulator specific to that OEM’s aircraft, which in turn is a critical capital cost for any simulation-based training service provider. OEMs may be in a position to demand licence fees or royalties to permit the manufacturing of simulators based on the OEM’s aircraft, and/or to permit any training on such simulators. CAE also has some advantages, including being a simulator manufacturer, having the ability to replicate certain aircraft without data, parts and equipment packages from an OEM and owning a diversified training network that includes joint ventures with large airline operators which are aircraft customers for OEMs. In addition, we work with some OEMs on business opportunities related to equipment and training services.

We obtain most of our contracts through competitive bidding processes that subject us to the risk of spending a substantial amount of time and effort on proposals for contracts that may not be awarded to us. A significant portion of our revenue is dependent on obtaining new orders and continuously replenishing our backlog. We cannot be certain that we will continue to win contracts through competitive bidding processes at the same rate as we have in the past. The presence of new market participants as noted above, and their efforts to gain market share, creates heightened competition in bidding which may negatively impact pricing and margins.

Economic growth underlies the demand for all of our products and services. Periods of economic recession, constrained credit, government austerity and/or international commercial sanctions generally lead to heightened competition for each available order. This in turn typically leads to a reduction in profit on sales won during such a period. Should such conditions occur, we could experience price and margin erosion.

CAE Annual Report 2017 | 37

Management’s Discussion and Analysis

Level and timing of defence spending

A significant portion of our revenues is generated by sales to defence and security customers around the world. We provide products and services for numerous programs to U.S., Canadian, European, Australian, and other foreign governments as both prime and/or subcontractors. As defence spending comes from public funds and is always competing with other public interests for funding, there is a risk associated with the level of spending a particular country may devote to defence as well as the timing of defence contract awards. Significant cuts to defence spending by mature markets such as the U.S., Canada, Germany, U.K. and Australia or a significant delay in the timing of defence procurement could have a material negative impact on our future revenue, earnings and operations. In order to mitigate the level and timing of defence procurements, we have established a diversified global business and a strong position on enduring platforms.

Government-funded defence and security programs

Like most companies that supply products and services to governments, we can be audited and reviewed from time to time. Any adjustments that result from government audits and reviews may have a negative effect on our results of operations. Some costs may not be reimbursed or allowed in negotiations of fixed-price contracts. As a result, we may also be subject to a higher risk of legal actions and liabilities than companies that cater only to the private sector, which could have a materially negative effect on our operations.

Civil aviation industry

A significant portion of our revenue comes from supplying equipment and training services to the commercial and business airline industry.

Lower jet fuel prices generally have a positive impact on airlines’ profitability; however, the long-term ramifications on the commercial aviation industry stemming from customers in oil-based economies are more complex. For example, in helicopter aviation training, which represents less than 2% of our Civil Aviation Training Solutions revenue, demand is driven mainly by the level of offshore operator activity servicing customers in the oil and gas sector. Lower petroleum prices in recent years have negatively impacted offshore activity which, in turn, has had some negative affect on our operating results. As well, airline and business jet customers originating from the Gulf states may have less capital resources available to them due to lower oil-related economic activity. We continue to monitor the potential impact on the civil aviation industry as it relates to such oil price movements. Conversely, if jet fuel prices attain high levels for a sustained period, there could be a greater impetus for airlines to replace older, less fuel‑efficient aircraft. However, higher fuel costs could also limit the airlines’ available financial resources and could potentially cause deliveries of new aircraft to be delayed or cancelled. Airlines may slow capacity growth or cut capacity should sustained high fuel costs make the availability of such capacity not economically viable. Such a reaction would negatively affect the demand for our training equipment and services.

Constraints in the credit market may reduce the ability of airlines and others to purchase new aircraft, negatively affecting the demand for our training equipment and services, and the purchase of our products.

We are also exposed to credit risk on accounts receivable from our customers. We have adopted policies to ensure we are not significantly exposed to any individual customer. Our policies include analyzing the financial position of certain customers and regularly reviewing their credit quality. We also subscribe from time to time to credit insurance and, in some instances, require a bank letter of credit to secure our customers’ payments to us.

Regulatory rules imposed by aviation authorities

We are required to comply with regulations imposed by aviation authorities. These regulations may change without notice, which could disrupt our sales and operations. Any changes imposed by a regulatory agency, including changes to safety standards imposed by aviation authorities such as the U.S. FAA, could mean that we have to make unplanned modifications to our products and services, causing delays or resulting in cancelled sales. We cannot predict the impact that changing laws or regulations might have on our operations. Any changes could present opportunities or, to the contrary, have a materially negative effect on our results of operations or financial condition.

Sales or licences of certain CAE products require regulatory approvals and compliance

The sale or licence of many of our products is subject to regulatory controls. These can prevent us from selling to certain countries, or to certain entities or people in or from a country, and require us to obtain from one or more governments an export licence or other approvals to sell certain technology such as defence and security simulators or other training equipment, including data or parts. These regulations change often and we cannot be certain that we will be permitted to sell or licence certain products to customers, which could cause a potential loss of revenue for us.

If we fail to comply with government laws and regulations related to export controls and national security requirements, we could be fined and/or suspended or barred from government contracts or subcontracts for a period of time, which would negatively affect our revenue from operations and profitability, and could have a negative effect on our reputation and ability to procure other government contracts in the future.

38 | CAE Annual Report 2017

Management’s Discussion and Analysis

9.2      Risks relating to the Company

Product evolution

The civil aviation and defence and security markets in which we operate are characterized by changes in customer requirements, new aircraft models and evolving industry standards. If we do not accurately predict the needs of our existing and prospective customers or develop product enhancements that address evolving standards and technologies, we may lose current customers and be unable to attract new customers. This could reduce our revenue. The evolution of the technology could also have a negative impact on the value of our fleet of FFSs.

Research and development activities

We carry out some of our R&D initiatives with the financial contribution of governments, including the Government of Quebec through Investissement Québec (IQ) and the SA2GE program, and the Government of Canada through its Strategic Aerospace and Defence Initiative (SADI). The level of government financial participation reflects government policy, fiscal policy and other political and economic factors. We may not, in the future, be able to replace these existing programs with other government funding and/or risk‑sharing programs of comparable benefit to us, which could have a negative impact on our financial performance and research and development activities.

We receive investment tax credits from federal and provincial governments in Canada and from the federal government in the U.S. on eligible R&D activities that we undertake. The credits we receive are based on legislation currently enacted. The investment tax credits available to us can be reduced by changes to the respective governments’ legislation which could have a negative impact on our financial performance and research and development activities.

Fixed-price and long-term supply contracts

We provide our products and services mainly through fixed-price contracts that require us to absorb cost overruns, even though it can be difficult to estimate all of the costs associated with these contracts or to accurately project the level of sales we may ultimately achieve. In addition, a number of contracts to supply equipment and services to commercial airlines and defence organizations are long-term agreements that can run up to 20 years. While some of these contracts can be adjusted for increases in inflation and costs, the adjustments may not fully offset the increases, which could negatively affect the results of our operations.

Strategic partnerships and long-term contracts

We have long-term strategic partnerships and contracts with major airlines, aircraft operators and defence forces around the world. We cannot be certain that these partnerships and contracts will be renewed on similar terms, or at all, when they expire.

Procurement and OEM leverage

We secure data, parts, equipment and many other inputs from a wide variety of OEMs, sub-contractors and other sources. We are not always able to find two or more sources for inputs that we require and in the case of specific aircraft simulators and other training equipment, significant inputs can only be sole sourced. We may therefore be vulnerable to delivery schedule delays, the financial condition of the sole-source suppliers and their willingness to deal with us. Within their corporate groups, some sole-source suppliers include businesses that compete with parts of our business. This could lead to onerous licencing terms, high licence fees or even refusal to licence to us the data, parts and equipment packages that are often required to manufacture and operate a simulator based on an OEM’s aircraft.

Where CAE uses an internally produced simulation model for an aircraft, or develops courseware without using OEM-sourced and licenced data, parts and equipment, the OEM in question may attempt retaliatory or obstructive actions against CAE to block the provision of training services or manufacturing, sale and/or deployment for training of a simulator for such aircraft, claiming breach of its intellectual property rights or other legal basis. Such actions may cause CAE to incur material legal fees and/or may delay or prevent completion of the simulator development project or provision of training services, which may negatively impact our financial results.

Similarly, where CAE uses open source software, freeware or commercial off-the-shelf software from a third party, the third party in question or other persons may attempt retaliatory or obstructive actions against CAE to block the use of such software or freeware, claiming breach of licence rights or other legal basis. Such actions may cause CAE to incur material legal fees and/or may delay or prevent completion of the simulator development project or provision of training services, which may negatively impact our financial results.

Warranty or other product-related claims

We manufacture simulators that are highly complex and sophisticated. Additionally, we may purchase simulators or obtain simulators in a business acquisition. These simulators may contain defects that are difficult to detect and correct and if they fail to operate correctly or have errors, there could be warranty claims or we could lose customers. Correcting these defects could require significant capital investment. If a defective product is integrated into our customer’s equipment, we could face product liability claims based on damages to the customer’s equipment. Any claims, errors or failures could have a negative effect on our operating results and business. We cannot be certain that our insurance coverage will be sufficient to cover one or more substantial claims.

CAE Annual Report 2017 | 39

Management’s Discussion and Analysis

Product integration and program management risk

Our business could be negatively affected if our products do not successfully integrate or operate with other sophisticated software, hardware, computing and communications systems that are also continually evolving. If we experience difficulties on a project or do not meet project milestones, we may have to devote more engineering and other resources than originally anticipated. While we believe we have recorded adequate provisions for risks of losses on fixed-price contracts, it is possible that fixed-price and long-term supply contracts could subject us to additional losses that exceed obligations under the terms of the contracts.

Protection of our intellectual property

We rely, in part, on trade secrets, copyrights and contractual restrictions, such as confidentiality agreements, patents and licences to establish and protect our proprietary rights. These may not be effective in preventing a misuse of our technology or in deterring others from developing similar technologies. We may be limited in our ability to acquire or enforce our intellectual property rights in some countries. Litigation related to our intellectual property rights could be lengthy and costly and could negatively affect our operations or financial results, whether or not we are successful in defending a claim.

Third-party intellectual property

Our products contain sophisticated software and computer systems that are supplied to us by third parties. These may not always be available to us. Our production of simulators often depends on receiving confidential or proprietary data on the functions, design and performance of a product or system that our simulators are intended to simulate. We may not be able to obtain this data on reasonable terms, or at all.

Infringement claims could be brought against us or against our customers. We may not be successful in defending these claims and we may not be able to develop processes that do not infringe on the rights of third parties, or obtain licences on terms that are commercially acceptable, if at all.

The markets in which we operate are subject to extensive patenting by third parties. Our ability to modify existing products or to develop new products may be constrained by third-party patents such that we incur incremental costs to licence the use of the patent or design around the claims made therein.

Key personnel

Our continued success will depend in part on our ability to retain and attract key personnel with the relevant skills, expertise and experience. Our compensation policy is designed to mitigate this risk. We also have succession plans in place to help identify and develop an internal pipeline of leadership talent pertaining to the technical, pilot instructor and general management domains.

Labour relations

Approximately 1,600 of our employees are represented by unions and are covered by 42 collective agreements. These differing collective bargaining agreements have various expiration dates. While we maintain positive relationships with our respective unions, the re-negotiations of the collective bargaining agreements could result in work disruption including work stoppages or work slowdowns. Should a work stoppage occur, it could interrupt our manufacturing or service operations at the impacted locations which could adversely affect service to our customers and our financial performance.

Environmental liabilities

We use, generate, store, handle and dispose of hazardous materials at our operations, and used to at some of our discontinued or sold operations. Past operators at some of our sites also carried out these activities.

New laws and regulations, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination, new clean-up requirements or claims on environmental indemnities we have given may result in us having to incur substantial costs. This could have a materially negative effect on our financial condition and results of operations.

Liability claims arising from casualty losses

Because of the nature of our business, we may be subject to liability claims, including claims for serious personal injury or death, arising from:

-     Accidents or disasters involving training equipment that we have sold or aircraft for which we have provided training equipment or services;

-     Our pilot provisioning;

-     Our live flight training operations.

We may also be subject to product liability claims relating to equipment and services that our discontinued operations sold in the past. We cannot be certain that our insurance coverage will be sufficient to cover one or more substantial claims, though to date our insurance coverage has been adequate to meet claims.

Integration of acquired businesses

The success of our acquisitions depends on our ability to crystallize synergies both in terms of successfully marketing our broadened product offering as well as efficiently consolidating the operations of the acquired businesses into our existing operations.

Our ability to penetrate new markets

We are leveraging our knowledge, experience and best practices in simulation-based aviation training and optimization to penetrate the simulation-based training market in healthcare.

As we operate in this market, unforeseen difficulties and expenditures could arise, which may have an adverse effect on our operations, profitability and reputation. Penetrating a new market is inherently more difficult than managing within our already established markets.

40 | CAE Annual Report 2017

Management’s Discussion and Analysis

Length of sales cycle

The sales cycle for our products and services can be long and unpredictable, ranging from 6 to 18 months for civil aviation applications and from 6 to 24 months or longer for defence and security applications. During the time when customers are evaluating our products and services, we may incur expenses and management time. Making these expenditures in a period that has no corresponding revenue will affect our operating results and could increase the volatility of our share price. We may pre-build certain products in anticipation of orders to come and to facilitate a faster delivery schedule to gain competitive advantage; if orders for those products do not materialize when expected, we have to carry the pre-built product in inventory for a period of time until a sale is realized.

Government procurement policies often allow unsuccessful bidders to protest a contract award. The protest of a contract awarded to CAE may result in the cancellation of our award, extend the period before which we can start recognizing revenue or cause us to incur material legal fees.

Returns to shareholders

Payment of dividends, the repurchase of shares under our NCIB and other cash or capital returns to our shareholders depend on various factors, including our operating cash flows, sources of capital, the satisfaction of solvency tests and other financial requirements, our operations and financial results, as well as CAE’s dividend and other policies which may be reviewed from time to time.

Information technology systems

An information technology system failure or non-availability, cyber-attack or breach of systems security could disrupt our operations, cause the loss of, corruption of, or unauthorized access to business information and data, compromise confidential or classified information belonging to CAE, our employees, or our business partners, including aircraft OEMs and Defence and Security customers, expose us to regulatory investigation, litigation or contractual penalties or cause reputational harm. We depend on information technology infrastructure and systems, hosted internally or outsourced, to process, transmit and store electronic data and financial information, to manage business operations and to comply with regulatory, legal, national security, contractual and tax requirements. These information technology networks and systems are essential to our ability to perform day-to-day operations and to the effective operation of our business. If the systems do not operate as expected or when expected, this may have a negative effect on our operations, reporting capabilities, profitability and reputation. A series of governance processes are in place to mitigate this risk.

We may, from time to time, replace or update our information technology networks and systems. The implementation of, and transition to, new networks and systems can temporarily disrupt our business activities and result in productivity disruptions.

Reliance on third-party providers for information technology systems and infrastructure management

We have outsourced certain information technology systems maintenance and support services and infrastructure management functions, to third-party service providers. If these service providers are disrupted or do not perform effectively, it may have a material adverse impact on our operations and/or we may not be able to achieve the expected cost savings and may have to incur additional costs to correct errors made by such service providers. Depending on the function involved, such errors may also lead to business disruption, processing inefficiencies and/or security vulnerability.

Cybersecurity

We may experience cybersecurity threats to our information technology infrastructure and systems, and unauthorized attempts to gain access to our proprietary or sensitive information, as may our customers, suppliers, subcontractors and joint venture partners. Our dependence on information technology infrastructure and systems and our business relationships with aircraft OEMs and defence and security customers may increase the risk of such cybersecurity threats. We may experience similar security threats at customer sites that we operate or manage. We must rely on our own safeguards as well as the safeguards put in place by our partners to mitigate the threats. Our partners have varying levels of cybersecurity expertise and safeguards, and their relationships with government contractors, such as CAE, may increase the likelihood that they are targeted by the same cyber threats we face.

Our business requires the appropriate and secure utilization of sensitive and confidential information belonging to third parties such as aircraft OEMs and national defence forces. Our customers or governmental authorities may question the adequacy of our threat mitigation and detection processes and procedures and this could have a negative impact on existing business or future opportunities. Furthermore, given the highly evolving nature of cyber or other security threats or disruptions and their increased frequency, the impact of any future incident cannot be easily predicted or mitigated, and the costs related to such threats or disruptions may not be fully insured or indemnified by other means. We have implemented security controls, policy enforcement mechanisms, management oversight and monitoring systems in order to prevent, detect and address potential threats. The Audit Committee of our Board of Directors is responsible for the oversight of our cybersecurity risk mitigation strategy. Any prior cyber-attacks directed at us have not had a material impact on our financial results and we believe our threat detection and mitigation processes and procedures are adequate.

CAE Annual Report 2017 | 41

Management’s Discussion and Analysis

9.3      Risks relating to the market

Foreign exchange

Our operations are global with approximately 90% of our revenue generated from worldwide exports and international activities generally denominated in foreign currencies, mainly the U.S. dollar, the Euro and the British pound. Our revenue is generated approximately one-third in each of the U.S, Europe and the rest of the world.

A significant portion of the revenue generated in Canada is in foreign currencies, while a large portion of our operating costs is in Canadian dollars. When the Canadian dollar increases in value, it negatively affects our foreign currency-denominated revenue and hence our financial results. We continue to hold a portfolio of currency hedging positions intended to mitigate the risk to a portion of future revenues presented by the volatility of the Canadian dollar versus foreign currencies. The hedges are intended to cover a portion of the revenue in order to allow the unhedged portion to match the foreign cost component of the contract. It is not possible to completely offset the effects of changing foreign currency values, which leaves some residual exposure that may impact our financial results. This residual exposure may be higher when currencies experience significant short term volatility. When the Canadian dollar decreases in value, it negatively affects our foreign currency-denominated costs. In order to minimize the impact foreign exchange market fluctuations may have, we also hedge some of the foreign currency costs incurred in our manufacturing process.

Business conducted through our foreign operations are substantially based in local currencies. A natural hedge exists by virtue of revenues and operating expenses being in like currencies. However, changes in the value of foreign currencies relative to the Canadian dollar creates unhedged currency translation exposure since results are consolidated in Canadian dollars for financial reporting purposes. Appreciation of foreign currencies against the Canadian dollar would have a positive translation impact and a devaluation of foreign currencies against the Canadian dollar would have the opposite effect.

Availability of capital

We have various debt facilities with maturities ranging between May 2017 and October 2036, and we cannot provide assurance that these facilities will be refinanced at the same cost, for the same duration and on similar terms as were previously available.

Pension plans

Economic and capital market fluctuations can negatively affect the investment performance, funding and expense associated with our defined benefit pension plans. Pension funding for these plans is based on actuarial estimates and is subject to limitations under applicable regulations. Actuarial estimates prepared during the year were based on, amongst others, assumptions regarding the performance of financial markets, discount rates, inflation rates, future salary increases, estimated retirement ages and mortality rates. The actuarial funding valuation reports determine the amount of cash contributions that we are required to make into registered retirement plans. There can be no assurance that our pension expense and the funding of these plans will not increase in the future, negatively impacting our earnings and cash flow. We seek to mitigate this risk by implementing policies and procedures designed to control investment risk and through ongoing monitoring of our funding position.

Additional cash contributions, if required, to fund our defined benefit and defined contribution pension plans may have a negative effect on our operations, financial results and reputation.

Doing business in foreign countries

We have operations in over 35 countries including our joint venture operations and sell our products and services to customers around the world. Sales to customers outside Canada made up approximately 90% of revenue in fiscal 2017. We expect sales outside Canada to continue to represent a significant portion of revenue in the foreseeable future. As a result, we are subject to the risks of doing business internationally, including geopolitical instability.

These are the main risks we are facing:

-    Change in laws and regulations;

-    Tariffs, embargoes, controls, sanctions and other restrictions;

-    General changes in economic and geopolitical conditions;

-    Complexity and corruption risks of using foreign representatives and consultants.

Sales to foreign customers are subject to Canadian and foreign laws and regulations, including, without limitation, the Corruption of Foreign Public Officials Act (Canada), the Foreign Corrupt Practices Act (United States) and other anti-corruption laws. While we have stringent policies in place to comply with such laws, failure by CAE, our employees, foreign representatives and consultants or others working on our behalf to comply with it could result in administrative, civil, or criminal liabilities, including suspension, debarment from bidding for or performing government contracts, which could have a material adverse effect on us. We frequently team with international subcontractors and suppliers who are also exposed to similar risks.

Changes to the political and regulatory environment in countries in which we do business may lead to higher tariffs or stricter trade policies that may have a negative impact on our sales, financial results and business model.

42 | CAE Annual Report 2017

Management’s Discussion and Analysis

Political instability

Political instability in certain regions of the world may be prolonged and unpredictable. A prolongation of political instability could lead to delays or cancellation of orders, deliveries or projects, or the expropriation of assets, in which we have invested significant resources, particularly when the customers are state-owned or state-controlled entities. Geo-political risks will change over time and CAE must respect any applicable sanctions and controls applied in the countries in which we carry on business. It is possible that in the markets we serve, unanticipated political instability could impact our operating results and financial position.

Income tax laws

A substantial portion of our business is conducted in foreign countries and is thereby subject to numerous countries’ tax laws and fiscal policies. A change in applicable tax laws, treaties or regulations or their interpretation, including any new action to address Base Erosion and Profit Shifting (BEPS) released by the Organization for Economic Co-Operation and Development (OECD), could result in a higher effective tax rate on our earnings which could significantly impact our financial results.

10.  RELATED PARTY TRANSACTIONS

A list of principal investments which, in aggregate, significantly impact our results or assets is presented in Note 32 of our consolidated financial statements.

The following table presents our outstanding balances with joint ventures:

(amounts in millions)	2017	2016
Accounts receivable	$54.0	$42.6
Contracts in progress: assets	14.2	34.5
Other assets	27.4	21.9
Accounts payable and accrued liabilities	15.3	20.1
Contracts in progress: liabilities	25.9	4.3

Other assets include a finance lease receivable of $12.4 million (2016 – $14.8 million) maturing in October 2022 and carrying an interest rate of 5.14% per annum, loans receivable of $8.4 million (2016 – $0.6 million) maturing August 2018 and June 2026 and carrying respectively interest rates of 11% and 5% per annum, and a fixed interest rate of ten years Euro swap rate plus a spread of 2.50%, and a long-term interest-free account receivable of $6.6 million (2016 – $6.5 million) with no repayment term. As at March 31, 2017 and 2016 there are no provisions held against the receivables from related parties.

The following table presents our transactions with joint ventures:

(amounts in millions)	2017	2016
Revenue	$71.5	$95.3
Purchases	4.0	2.9
Other income	1.8	2.3

In addition, during fiscal 2017, transactions amounting to $1.4 million (2016 – $2.2 million) were made, at normal market prices, with organizations for which some of our directors are officers.

Compensation of key management personnel

Key management personnel have the ability and responsibility to make major operational, financial and strategic decisions for the Company and include certain executive officers. The compensation of key management for employee services is shown below:

(amounts in millions)	2017	2016
Salaries and other short-term employee benefits	$7.1	$4.8
Post-employment benefits – defined benefit plans(1)	1.3	1.0
Share-based payments	16.8	8.6
	$25.2	$14.4

(1)Includes net interest on employee benefit obligations.

CAE Annual Report 2017 | 43

Management’s Discussion and Analysis

11.   CHANGES IN ACCOUNTING POLICIES

11.1     New and amended standards adopted

The amendments to IFRS effective for fiscal year 2017 have no material impact on our consolidated financial statements.

11.2     New and amended standards not yet adopted

IFRS 9 - Financial Instruments

In July 2014, the IASB released the final version of IFRS 9 - Financial Instruments replacing IAS 39 - Financial Instruments: Recognition and Measurement.

IFRS 9 introduces a revised approach for the classification of financial assets based on how an entity manages financial assets and the characteristics of the contractual cash flows of the financial assets replacing the multiple rules in IAS 39. Most of the requirements in IAS 39 for classification and measurement of financial liabilities have been carried forward in IFRS 9. Our preliminary analysis has not identified any significant differences in respect to the classification and measurement of financial instruments.

IFRS 9 also introduces a new hedge accounting model that is more closely aligned with risk-management activities and a new expected credit loss model for calculating impairment on financial assets replacing the incurred loss model in IAS 39.

IFRS 9 is effective for annual periods beginning on April 1, 2018 for CAE. We continue to evaluate the impact of the new standard on our consolidated financial statements.

IFRS 15 - Revenue from contracts with customers

In May 2014, the IASB released IFRS 15 - Revenue from Contracts with Customers. The core principle of the new standard is to recognize revenue to depict fulfillment of performance obligations to customers in amounts that reflect the consideration to which we expect to be entitled in exchange for those goods or services. The new standard also intends to enhance disclosures on revenue. IFRS 15 supersedes IAS 11 - Construction Contracts and IAS 18 - Revenue and related interpretations.

IFRS 15 is effective for annual periods beginning on April 1, 2018 for CAE. We have elected to apply IFRS 15 retrospectively and thus will restate our comparative results, with an opening adjustment to equity as at April 1, 2017.

We have conducted a preliminary assessment of the effects of the application of IFRS 15 on its interim and annual consolidated financial statements. Our preliminary analysis has identified that revenue from the sale of certain Civil training devices currently considered as construction contracts and accounted for under the percentage-of-completion method will not meet the requirements for revenue recognition over time. This change will result in the deferral of revenue recognition to the date when control is transferred to the customer, instead of revenue recognition over the construction period. We are currently assessing the impact of this expected change on our consolidated financial statements.

As we progress in our assessment, we continue to evaluate the impact of the new standard on our consolidated financial statements.

IFRS 16 - Leases

In January 2016, the IASB released IFRS 16 - Leases. The new standard eliminates the classification of leases as either operating or finance leases and introduces a single accounting model for the lessee under which a lease liability and a right-of-use asset is recognized for all leases with a term of more than 12 months. IFRS 16 also substantially carries forward the lessor accounting requirements; accordingly, a lessor continues to classify its leases as operating leases or finance leases. IFRS 16 supersedes IAS 17 - Leases and related interpretations.

IFRS 16 will be effective for annual periods beginning on April 1, 2019 for CAE, with earlier application permitted if we also apply IFRS 15. We are currently evaluating the impact of the new standard on our consolidated financial statements. Where CAE is the lessee, we expect that the adoption of IFRS 16 will result in the recognition of assets and liabilities on the consolidated statement of financial position for certain lease arrangements related to training devices and buildings that under current IFRS standards we classify as contractual obligations in the form of operating leases (Note 27).  We also expect a decrease of our rent expense and an increase of our finance and depreciation expenses resulting from the change to the recognition, measurement and presentation of lease expense.

IFRIC 22 – Foreign Currency

In December 2016, the IASB issued IFRIC 22 - Foreign Currency Transactions and Advance Consideration. The interpretation clarifies how to determine the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of related asset, expense or revenue on the derecognition of a non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration in a foreign currency. IFRIC 22 is effective for annual periods beginning on April 1, 2018 for CAE, and early adoption is permitted. We have completed our assessment and have concluded that the interpretation has no impact on our consolidated financial statements.

CAE Annual Report 2017 | 44

Management’s Discussion and Analysis

11.3     Use of judgements, estimates and assumptions

The preparation of the consolidated financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies, the reported amounts of assets and liabilities and disclosures at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses for the period reported. It also requires management to exercise its judgement in applying accounting policies. The areas involving a high degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed below. Actual results could differ from those estimates. Changes will be reported in the period in which they are identified.

Business combinations

Business combinations are accounted for in accordance with the acquisition method. The consideration transferred and the acquiree’s identifiable assets, liabilities and contingent liabilities are measured at their fair value. Depending on the complexity of determining these valuations, we either consult with independent experts or develop the fair value internally by using appropriate valuation techniques which are generally based on a forecast of the total expected future net discounted cash flows. These evaluations are linked closely to the assumptions made by management regarding the future performance of the related assets and the discount rate. Contingent consideration is measured at fair value using a discounted cash flow model.

Development costs

Development costs are recognized as intangible assets and are amortized over their useful lives when they meet the criteria for capitalization. Forecasted revenue and profitability for the relevant projects are used to assess compliance with the capitalization criteria and to assess the recoverable amount of the assets.

Impairment of non-financial assets

Our impairment test for goodwill is based on internal estimates of fair value less costs of disposal calculations and uses valuation models such as the discounted cash flows model (level 3). Key assumptions which management has based its determination of fair value less costs of disposal include estimated growth rates, post-tax discount rates and tax rates. These estimates, including the methodology used, can have a material impact on the respective values and ultimately the amount of any goodwill impairment.

Likewise, whenever property, plant and equipment and intangible assets are tested for impairment, the determination of the assets’ recoverable amount involves the use of estimates by management and can have a material impact on the respective values and ultimately the amount of any impairment.

See Note 20 of our consolidated financial statements for further details regarding assumptions used.

Revenue recognition

The percentage-of-completion method requires us to estimate the work performed to date as a proportion of the total work to be performed. Management conducts monthly reviews of its estimated costs to complete, percentage-of-completion estimates and revenue and margins recognized, on a contract-by-contract basis. The impact of any revisions in cost and revenue estimates is reflected in the period in which the need for a revision becomes known.

Defined benefit pension plans

The cost of defined benefit pension plans and the present value of the employee benefit obligations are determined using actuarial valuations. Actuarial valuations involve, amongst others, making assumptions about discount rates, future salary increases and mortality rates. All assumptions are reviewed at each reporting date. Any changes in these assumptions will impact the carrying amount of the employee benefit obligations and the cost of the defined benefit pension plans. In determining the appropriate discount rate, management considers the interest rates of high quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability. The mortality rate is based on publicly available mortality tables for the specific country. Future salary increases and pension increases are based on expected future inflation rates for the specific country. Individual discount rates are derived from the yield curve and are used to determine the service cost and interest cost of the Canadian defined benefit pension plans at the beginning of the year. The present value of the employee benefit obligations for these Canadian plans is determined based on the individual discount rates derived from the yield curve at the end of the year.

Other key assumptions for pension obligations are based, in part, on current market conditions. See Note 14 of our consolidated financial statements for further details regarding assumptions used.

Government royalties repayments

In determining the amount of repayable government royalties, assumptions and estimates are made in relation to discount rates, expected revenues and the expected timing of revenues. Revenue projections take into account past experience and represent management’s best estimate about the future. Revenues after a five-year period are extrapolated using estimated growth rates, ranging from 5% to 15%, over the period of repayments. The estimated repayments are discounted using average rates ranging from 7% to 9.5% based on terms of similar financial instruments. These estimates, along with the methodology used to derive the estimates, can have a material impact on the respective values and ultimately any repayable obligation in relation to government participation. A 1% increase to the growth rates would increase the royalty obligation at March 31, 2017 by approximately $5.0 million (2016 − $4.5 million).

CAE Annual Report 2017 | 45

Management’s Discussion and Analysis

Share-based payments

We measure the cost of cash and equity-settled transactions with employees by reference to the fair value of the related instruments at the date at which they are granted. Estimating fair value for share-based payments requires determining the most appropriate valuation model for a grant, which depends on the terms and conditions of the grant. This also requires making assumptions and determining the most appropriate inputs to the valuation model including the expected life of the option, volatility and dividend yield.

Income taxes

We are subject to income tax laws in numerous jurisdictions. Judgement is required in determining the worldwide provision for income taxes. The determination of tax liabilities and assets involves uncertainties in the interpretation of complex tax regulations. We provide for potential tax liabilities based on the weighted average probability of the possible outcomes. Differences between actual results and those estimates could have an effect on the income tax liabilities and deferred tax liabilities in the period in which such determinations are made.

Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against the losses that can be utilized. Significant management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning strategies. The recorded amount of total deferred tax assets could be altered if estimates of projected future taxable income and benefits from available tax strategies are lowered, or if changes in current tax regulations are enacted that impose restrictions on the timing or extent of our ability to utilize future tax benefits.

Leases

The classification as either finance or operating lease is based on management’s judgement of the application of criteria provided in IAS 17 – Leases and on the substance of the lease arrangement. Most of our arrangements accounted for as operating leases are in relation to buildings and flight simulators. With regards to certain aircraft used in our live training operations, management has concluded that the undiscounted lease rental payments in the amount of $192.3 million (2016 - $265.1 million) associated with the lease convention to these aircraft should be accounted for as an off balance sheet arrangement as it is offset by a reciprocal arrangement with a third party and is non-recourse to CAE.

46 | CAE Annual Report 2017

Management’s Discussion and Analysis

12.   CONTROLS AND PROCEDURES

The internal auditor reports regularly to management on any weaknesses it finds in our internal controls and these reports are reviewed by the Audit Committee.

In accordance with National Instrument 52-109 issued by the Canadian Securities Administrators (CSA), certificates signed by the President and Chief Executive Officer (CEO) and the Chief Financial Officer (CFO) have been filed. These filings certify the appropriateness of our disclosure controls and procedures and the design and effectiveness of the internal controls over financial reporting.

12.1     Evaluation of disclosure controls and procedures

Our disclosure controls and procedures are designed to provide reasonable assurance that information is accumulated and communicated to our President and CEO and CFO and other members of management, so we can make timely decisions about required disclosure and ensure that information is recorded, processed, summarized and reported within the time periods specified under Canadian and U.S. securities laws.

Under the supervision of the President and CEO and the CFO, management evaluated the effectiveness of our disclosure controls and procedures as of March 31, 2017. The President and CEO and the CFO concluded from the evaluation that the design and operation of our disclosure controls and procedures were effective as at March 31, 2017.

12.2   Internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal controls over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting, and the preparation of consolidated financial statements for external purposes in accordance with IFRS. Management evaluated the design and operation of our internal controls over financial reporting as of March 31, 2017, based on the framework and criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) on Internal Control – Integrated Framework (2013 Framework), and has concluded that our internal control over financial reporting is effective. Management did not identify any material weaknesses.

There were no changes in our internal controls over financial reporting that occurred during fiscal year 2017 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

13.   OVERSIGHT ROLE OF AUDIT COMMITTEE AND BOARD OF DIRECTORS

The Audit Committee reviews our annual MD&A and related consolidated financial statements with management and the external auditor and recommends them to the Board of Directors for their approval. Management and our internal auditor also provide the Audit Committee with regular reports assessing our internal controls and procedures for financial reporting. The external auditor reports regularly to management on any weaknesses it finds in our internal control, and these reports are reviewed by the Audit Committee.

14.   ADDITIONAL INFORMATION

You will find additional information about CAE, including our most recent AIF, on our website at www.cae.com, or on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

CAE Annual Report 2017 | 47

Management’s Discussion and Analysis

15.   SELECTED FINANCIAL INFORMATION

The following table provides selected quarterly financial information for the years 2015 through to 2017.

(amounts in millions, except per share amounts and exchange rates)	Q1	Q2	Q3	Q4	Total
Fiscal 2017
Revenue	$651.6	635.5	682.7	734.7	2,704.5
Net income	$69.3	48.9	69.3	69.1	256.6
Equity holders of the Company
Continuing operations	$68.7	48.3	67.6	67.4	252.0
Discontinued operations	$(0.1)	0.1	0.2	(0.7)	(0.5)
Non-controlling interests	$0.7	0.5	1.5	2.4	5.1
Basic EPS attributable to equity holders of the Company	$0.25	0.18	0.25	0.25	0.94
Continuing operations	$0.25	0.18	0.25	0.25	0.94
Discontinued operations	$-	-	-	-	-
Diluted EPS attributable to equity holders of the Company	$0.25	0.18	0.25	0.25	0.93
Continuing operations	$0.25	0.18	0.25	0.25	0.93
Discontinued operations	$-	-	-	-	-
Earnings per share before specific items	$0.26	0.21	0.26	0.31	1.03
Average number of shares outstanding (basic)	269.3	268.7	268.5	268.3	268.7
Average number of shares outstanding (diluted)	269.6	269.6	269.7	269.6	269.6
Average exchange rate, U.S. dollar to Canadian dollar	1.29	1.30	1.33	1.32	1.31
Average exchange rate, Euro to Canadian dollar	1.46	1.46	1.44	1.41	1.44
Average exchange rate, British pound to Canadian dollar	1.85	1.71	1.66	1.64	1.71
Fiscal 2016
Revenue	$557.0	616.8	616.3	722.5	2,512.6
Net income	$44.5	69.2	56.9	59.7	230.3
Equity holders of the Company
Continuing operations	$44.9	75.3	57.9	61.2	239.3
Discontinued operations	$(0.5)	(6.5)	(0.2)	(2.4)	(9.6)
Non-controlling interests	$0.1	0.4	(0.8)	0.9	0.6
Basic and diluted EPS attributable to equity holders of the Company	$0.17	0.26	0.21	0.22	0.85
Continuing operations	$0.17	0.28	0.21	0.23	0.89
Discontinued operations	$-	(0.02)	-	(0.01)	(0.04)
Earnings per share before specific items	$0.19	0.18	0.22	0.27	0.86
Average number of shares outstanding (basic)	267.4	268.6	269.3	269.9	268.8
Average number of shares outstanding (diluted)	267.8	268.9	269.7	270.2	269.2
Average exchange rate, U.S. dollar to Canadian dollar	1.23	1.31	1.33	1.38	1.31
Average exchange rate, Euro to Canadian dollar	1.36	1.46	1.46	1.52	1.45
Average exchange rate, British pound to Canadian dollar	1.88	2.03	2.02	1.97	1.98
Fiscal 2015
Revenue	$526.2	529.4	559.1	631.6	2,246.3
Net income	$41.6	42.5	52.9	67.7	204.7
Equity holders of the Company
Continuing operations	$43.8	42.0	52.1	63.3	201.2
Discontinued operations	$(2.0)	0.9	0.9	0.8	0.6
Non-controlling interests	$(0.2)	(0.4)	(0.1)	3.6	2.9
Basic and diluted EPS attributable to equity holders of the Company	$0.16	0.16	0.20	0.24	0.76
Continuing operations	$0.17	0.16	0.20	0.24	0.76
Discontinued operations	$(0.01)	-	-	-	-
Average number of shares outstanding (basic)	263.9	264.7	265.5	266.4	265.1
Average number of shares outstanding (diluted)	265.0	265.6	266.4	267.4	266.0
Average exchange rate, U.S. dollar to Canadian dollar	1.09	1.09	1.14	1.24	1.14
Average exchange rate, Euro to Canadian dollar	1.50	1.44	1.42	1.40	1.44
Average exchange rate, British pound to Canadian dollar	1.84	1.82	1.80	1.88	1.83

CAE Annual Report 2017 | 48

Management’s Discussion and Analysis

Selected segment information

(amounts in millions, except operating margins)	Q4-2017	Q4-2016	FY2017	FY2016	FY2015
Civil Aviation Training Solutions
Revenue	$417.8	$393.0	$1,556.9	$1,429.1	$1,294.6
Segment operating income	83.8	75.0	273.2	237.4	210.5
Operating margins (%)	20.1	19.1	17.5	16.6	16.3
Defence and Security
Revenue	$282.7	$293.7	$1,036.9	$970.1	$857.4
Segment operating income	33.0	38.1	120.4	119.8	115.6
Operating margins (%)	11.7	13.0	11.6	12.3	13.5
Healthcare
Revenue	$34.2	$35.8	$110.7	$113.4	$94.3
Segment operating income	4.1	3.5	6.6	7.2	6.7
Operating margins (%)	12.0	9.8	6.0	6.3	7.1
Total
Revenue	$734.7	$722.5	$2,704.5	$2,512.6	$2,246.3
Segment operating income	120.9	116.6	400.2	364.4	332.8
Operating margins (%)	16.5	16.1	14.8	14.5	14.8
Restructuring, integration and acquisition costs	$(20.0)	$(16.8)	$(35.5)	$(28.9)	$-
Operating profit	$100.9	$99.8	$364.7	$335.5	$332.8

Selected annual information for the past five years

(amounts in millions, except per share amounts)	2017	2016	2015	2014	2013 (1)
Revenue	$2,704.5	$2,512.6	$2,246.3	$2,077.9	$1,993.7
Net income	256.6	230.3	204.7	191.1	140.7
Equity holders of the Company
Continuing operations	252.0	239.3	201.2	188.3	134.3
Discontinued operations	(0.5)	(9.6)	0.6	1.7	3.4
Non-controlling interests	5.1	0.6	2.9	1.1	3.0
Average exchange rate, U.S. dollar to Canadian dollar	1.31	1.31	1.14	1.05	1.00
Average exchange rate, Euro to Canadian dollar	1.44	1.45	1.44	1.41	1.29
Average exchange rate, British pound to Canadian dollar	1.71	1.98	1.83	1.68	1.58
Financial position:
Total assets	$5,354.8	$4,996.7	$4,656.9	$4,236.7	$3,691.3
Total non-current financial liabilities(2)	1,370.8	1,318.6	1,427.3	1,340.2	1,209.3
Total net debt	750.7	787.3	949.6	856.2	813.4
Per share:
Basic EPS attributable to equity holders of the Company
Continuing operations	$0.94	$0.89	$0.76	$0.72	$0.52
Discontinued operations	-	(0.04)	-	0.01	0.01
Diluted EPS attributable to equity holders of the Company
Continuing operations	0.93	0.89	0.76	0.72	0.52
Discontinued operations	-	(0.04)	-	0.01	0.01
Dividends declared	0.315	0.295	0.27	0.22	0.19

(1) Figures have not been restated to reflect the adoption of IFRS 11 and IAS 19 which was effective fiscal 2014 and the classification of our mining business as discontinued operations in fiscal 2015.
(2) Includes long-term debt, long-term derivative liabilities and other long-term liabilities meeting the definition of a financial liability.

CAE Annual Report 2017 | 49

CAE Inc.

Consolidated Financial Statements

50 | CAE Annual Report 2017

Consolidated Financial Statements

Management’s Report on Internal Control Over Financial Reporting

Management of CAE is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f), 15d-15(f) under the Securities Exchange Act of 1934). CAE’s internal control over financial reporting is a process designed under the supervision of CAE’s President and Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s consolidated financial statements for external reporting purposes in accordance with IFRS, as issued by the International Accounting Standards Board (IASB).

As of March 31, 2017, management conducted an assessment of the effectiveness of the Company’s internal control over the financial reporting based on the framework and criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) on Internal Control – Integrated Framework (2013 Framework). Based on this assessment, management concluded that the Company’s internal control over financial reporting as of March 31, 2017 was effective.

M. Parent                                                                S. Branco

President and Chief Executive Officer                 Vice-president, Finance and Chief Financial Officer

Montreal (Canada)

May 31, 2017

CAE Annual Report 2017 | 51

Report of Independent Registered Public Accounting Firm

To the Shareholders of CAE Inc.

We have audited the accompanying consolidated statement of financial position of CAE Inc. and its subsidiaries as of March 31, 2017 and March 31, 2016 and the related consolidated income statement, statement of comprehensive income, statement of changes in equity, and statement of cash flows for the years then ended. We also have audited CAE Inc. and its subsidiaries’ internal control over financial reporting as of March 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the company’s internal control over financial reporting based on our integrated audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CAE Inc. and its subsidiaries as of March 31, 2017 and March 31, 2016 and the results of their operations and their cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, CAE Inc. and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as of  March 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

1

Montreal, Quebec

May 31, 2017

52 | CAE Annual Report 2017

1 CPA auditor, CA, public accountancy permit No. A123498

Consolidated Financial Statements

Consolidated Statement of Financial Position

As at March 31		March 31	March 31
(amounts in millions of Canadian dollars)	Notes	2017	2016
Assets
Cash and cash equivalents		$504.7	$485.6
Accounts receivable	4	548.4	500.0
Contracts in progress: assets	10	337.5	339.1
Inventories	5	416.3	278.3
Prepayments		63.8	86.3
Income taxes recoverable		25.6	34.5
Derivative financial assets	29	23.4	24.2
Assets held for sale		-	1.6
Total current assets		$1,919.7	$1,749.6
Property, plant and equipment	6	1,582.6	1,473.1
Intangible assets	7	944.0	929.2
Investment in equity accounted investees	32	378.4	345.1
Deferred tax assets	16	42.8	46.8
Derivative financial assets	29	16.0	19.8
Other assets	8	471.3	433.1
Total assets		$5,354.8	$4,996.7

Liabilities and equity
Accounts payable and accrued liabilities	9	$695.2	$660.8
Provisions	11	43.2	30.0
Income taxes payable		9.6	11.3
Deferred revenue		266.6	172.0
Contracts in progress: liabilities	10	191.9	174.7
Current portion of long-term debt	12	51.9	119.3
Derivative financial liabilities	29	15.5	24.7
Liabilities held for sale		-	0.1
Total current liabilities		$1,273.9	$1,192.9
Provisions	11	39.1	10.2
Long-term debt	12	1,203.5	1,153.6
Royalty obligations		138.5	135.3
Employee benefit obligations	14	157.7	168.0
Deferred gains and other non-current liabilities	15	217.8	172.7
Deferred tax liabilities	16	238.6	213.1
Derivative financial liabilities	29	4.7	10.6
Total liabilities		$3,273.8	$3,056.4
Equity
Share capital	17	$615.4	$601.7
Contributed surplus		19.4	18.3
Accumulated other comprehensive income	18	193.7	220.7
Retained earnings		1,192.3	1,048.0
Equity attributable to equity holders of the Company		$2,020.8	$1,888.7
Non-controlling interests		60.2	51.6
Total equity		$2,081.0	$1,940.3
Total liabilities and equity		$5,354.8	$4,996.7

The accompanying notes form an integral part of these Consolidated Financial Statements.

CAE Annual Report 2017 | 53

Consolidated Financial Statements

Consolidated Income Statement

Years ended March 31
(amounts in millions of Canadian dollars, except per share amounts)	Notes	2017	2016
Continuing operations
Revenue	31	$2,704.5	$2,512.6
Cost of sales		1,893.3	1,816.7
Gross profit		$811.2	$695.9
Research and development expenses		111.0	87.6
Selling, general and administrative expenses		364.4	311.5
Other gains – net	21	(12.7)	(24.2)
After tax share in profit of equity accounted investees	31	(51.7)	(43.4)
Restructuring, integration and acquisition costs	22	35.5	28.9
Operating profit		$364.7	$335.5
Finance income	23	(11.6)	(9.5)
Finance expense	23	84.0	84.7
Finance expense – net		$72.4	$75.2
Earnings before income taxes		$292.3	$260.3
Income tax expense	16	35.2	20.4
Earnings from continuing operations		$257.1	$239.9
Discontinued operations
Loss from discontinued operations		(0.5)	(9.6)
Net income		$256.6	$230.3
Attributable to:
Equity holders of the Company		$251.5	$229.7
Non-controlling interests		5.1	0.6
		$256.6	$230.3
Earnings (loss) per share from continuing and discontinued
operations attributable to equity holders of the Company
Basic – continuing operations	17	$0.94	$0.89
Basic – discontinued operations	17	-	(0.04)
		$0.94	$0.85

Diluted – continuing operations	17	$0.93	$0.89
Diluted – discontinued operations	17	-	(0.04)
		$0.93	$0.85

The accompanying notes form an integral part of these Consolidated Financial Statements.

54 | CAE Annual Report 2017

Consolidated Financial Statements

Consolidated Statement of Comprehensive Income

Years ended March 31
(amounts in millions of Canadian dollars)	Notes	2017	2016
Net income		$256.6	$230.3
Items that may be reclassified to net income
Foreign currency translation
Net currency translation difference on the translation of financial
statements of foreign operations		$(16.9)	$62.3
Net loss on certain long-term debt denominated in foreign
currency and designated as hedges of net investments in foreign operations		(12.1)	(12.5)
Reclassification to income		(4.3)	(18.1)
Income taxes	16	1.5	(2.4)
		$(31.8)	$29.3
Net change in cash flow hedges
Effective portion of changes in fair value of cash flow hedges		$1.8	$(22.5)
Reclassification to income(1)(2)		13.6	38.9
Income taxes	16	(4.1)	(4.4)
		$11.3	$12.0
Net change in available-for-sale financial instruments
Net change in fair value of available-for-sale financial asset	29	$(0.2)	$0.1
		$(0.2)	$0.1
Share in the other comprehensive income of equity accounted investees
Share in the other comprehensive income of equity accounted investees		$(6.7)	$3.5
		$(6.7)	$3.5
Items that are never reclassified to net income
Defined benefit plan remeasurements
Defined benefit plan remeasurements	14	$18.6	$34.5
Income taxes	16	(5.1)	(9.3)
		$13.5	$25.2
Other comprehensive (loss) income		$(13.9)	$70.1
Total comprehensive income		$242.7	$300.4
Attributable to:
Equity holders of the Company		$238.0	$298.3
Non-controlling interests		4.7	2.1
		$242.7	$300.4
Total comprehensive income (loss) attributable to equity holders of the Company:
Continuing operations		$238.5	$312.6
Discontinued operations		(0.5)	(14.3)
		$238.0	$298.3

(1)  Fiscal 2017 includes net losses of $17.9 million reclassified to revenue (2016 – net losses of $36.4 million) and net gain of $4.3 million reclassified to finance expense – net (2016 – net losses of $2.5 million).

(2)  An estimated net amount of $3.6 million of gains is expected to be reclassified from other comprehensive income during the next 12 months. Future fluctuation in market rate (foreign exchange rate or interest rate) will impact the amount expected to be reclassified.

The accompanying notes form an integral part of these Consolidated Financial Statements.

CAE Annual Report 2017 | 55

Consolidated Financial Statements

Consolidated Statement of Changes in Equity

Attributable to equity holders of the Company
Year ended March 31, 2016		Common shares		Accumulated other				Non-
(amounts in millions of Canadian dollars,		Number of	Stated	Contributed	comprehensive	Retained		controlling	Total
except number of shares)	Notes	shares	value	surplus	income (Note 18)	earnings	Total	interests	equity
Balances at April 1, 2015		266,903,070	$559.0	$19.1	$177.3	$879.8	$1,635.2	$51.2	$1,686.4
Net income		-	$-	$-	$-	$229.7	$229.7	$0.6	$230.3
Other comprehensive income:
Foreign currency translation		-	-	-	27.8	-	27.8	1.5	29.3
Net change in cash flow hedges		-	-	-	12.0	-	12.0	-	12.0
Net change in available-for-sale financial instruments		-	-	-	0.1	-	0.1	-	0.1
Share in the other comprehensive income of
equity accounted investees		-	-	-	3.5	-	3.5	-	3.5
Defined benefit plan remeasurements		-	-	-	-	25.2	25.2	-	25.2
Total comprehensive income		-	$-	$-	$43.4	$254.9	$298.3	$2.1	$300.4
Stock options exercised	24	1,654,005	15.9	-	-	-	15.9	-	15.9
Optional cash purchase		3,861	-	-	-	-	-	-	-
Common shares repurchased and cancelled	17	(515,200)	(1.1)	-	-	(6.6)	(7.7)	-	(7.7)
Transfer upon exercise of stock options		-	4.5	(4.5)	-	-	-	-	-
Share-based payments	24	-	-	3.7	-	-	3.7	-	3.7
Dividends to non-controlling interests		-	-	-	-	-	-	(1.7)	(1.7)
Stock dividends	17	1,589,080	23.4	-	-	(23.4)	-	-	-
Cash dividends	17	-	-	-	-	(56.7)	(56.7)	-	(56.7)
Balances at March 31, 2016	269,634,816		$601.7	$18.3	$220.7	$1,048.0	$1,888.7	$51.6	$1,940.3
Net income		-	$-	$-	$-	$251.5	$251.5	$5.1	$256.6
Other comprehensive income (loss):
Foreign currency translation		-	-	-	(31.4)	-	(31.4)	(0.4)	(31.8)
Net change in cash flow hedges		-	-	-	11.3	-	11.3	-	11.3
Net change in available-for-sale financial instruments		-	-	-	(0.2)	-	(0.2)	-	(0.2)
Share in the other comprehensive income of
equity accounted investees		-	-	-	(6.7)	-	(6.7)	-	(6.7)
Defined benefit plan remeasurements		-	-	-	-	13.5	13.5	-	13.5
Total comprehensive income		-	$-	$-	$(27.0)	$265.0	$238.0	$4.7	$242.7
Stock options exercised	24	1,029,725	12.6	-	-	-	12.6	-	12.6
Optional cash purchase		2,563	0.1	-	-	-	0.1	-	0.1
Common shares repurchased and cancelled	17	(2,490,900)	(5.6)	-	-	(36.1)	(41.7)	-	(41.7)
Transfer upon exercise of stock options		-	2.6	(2.6)	-	-	-	-	-
Share-based payments	24	-	-	3.7	-	-	3.7	-	3.7
Additions to non-controlling interests		-	-	-	-	-	-	3.9	3.9
Stock dividends	17	221,020	4.0	-	-	(4.0)	-	-	-
Cash dividends	17	-	-	-	-	(80.6)	(80.6)	-	(80.6)
Balances at March 31, 2017	268,397,224		$615.4	$19.4	$193.7	$1,192.3	$2,020.8	$60.2	$2,081.0

The balance of retained earnings and accumulated other comprehensive income as at March 31, 2017 was $1,386.0 million (2016 – $1,268.7 million).

The accompanying notes form an integral part of these Consolidated Financial Statements.

56 | CAE Annual Report 2017

Consolidated Financial Statements

Consolidated Statement of Cash Flows

Years ended March 31
(amounts in millions of Canadian dollars)	Notes	2017		2016
Operating activities
Earnings from continuing operations		$257.1		$239.9
Adjustments for:
Depreciation of property, plant and equipment	6	122.8		121.5
Amortization of intangible and other assets		89.1		96.3
After tax share in profit of equity accounted investees		(51.7)		(43.4)
Deferred income taxes	16	26.4		25.0
Investment tax credits		(18.2)		(40.5)
Share-based compensation	24	29.2		8.3
Defined benefit pension plans	14	9.4		9.7
Amortization of other non-current liabilities		(67.8)		(42.9)
Derivative financial assets and liabilities - net		14.5		(10.5)
Other		24.4		(14.5)
Changes in non-cash working capital	25	29.1		(3.1)
Net cash provided by operating activities		$464.3		$345.8
Investing activities
Business combinations, net of cash and cash equivalents acquired	3	$(5.5)		$13.9
Proceeds from disposal of discontinued operations		-		30.4
Capital expenditures for property, plant and equipment	6	(222.9)		(117.8)
Proceeds from disposal of property, plant and equipment		6.6		1.8
Capitalized development costs	7	(37.8)		(35.6)
Enterprise resource planning (ERP) and other software	7	(13.1)		(15.6)
Net (payments to) proceeds from equity accounted investees		(10.6)		3.4
Dividends received from equity accounted investees		16.5		18.5
Other		7.6		(4.1)
Net cash used in investing activities		$(259.2)		$(105.1)
Financing activities
Proceeds from borrowing under revolving unsecured credit facilities	12	$667.5		$516.3
Repayment of borrowing under revolving unsecured credit facilities	12	(667.5)		(539.3)
Proceeds from long-term debt	12	50.9		27.7
Repayment of long-term debt	12	(98.8)		(25.8)
Repayment of finance lease	12	(24.3)		(21.4)
Dividends paid		(80.6)		(56.7)
Common stock issuance		12.7		15.9
Repurchase of common shares	17	(41.7)		(7.7)
Other		0.7		-
Net cash used in financing activities		$(181.1)		$(91.0)
Effect of foreign exchange rate changes on cash
and cash equivalents		$(4.9)		$5.7
Net increase in cash and cash equivalents		$19.1		$155.4
Cash and cash equivalents, beginning of period		485.6		330.2
Cash and cash equivalents, end of period		$504.7		$485.6
Supplemental information:
Dividends received		$16.5		$18.5
Interest paid		58.5	1	65.1
Interest received		11.9	1	9.8
Income taxes paid		24.8	1	18.5
The accompanying notes form an integral part of these Consolidated Financial Statements.

CAE Annual Report 2017 | 57

Notes to the Consolidated Financial Statements

Notes to the Consolidated Financial Statements

(Unless otherwise stated, all tabular amounts are in millions of Canadian dollars)

The consolidated financial statements were authorized for issue by the board of directors on May 31, 2017.

NOTE 1 – NATURE OF OPERATIONS and summary of SIGNIFICANT ACCOUNTING POLICIES

Nature of operations

CAE Inc. and its subsidiaries (or the Company) design, manufacture and supply simulation equipment, provide training, and develop integrated training solutions for defence and security markets, commercial airlines, business aircraft operators, helicopter operators, aircraft manufacturers and for healthcare education and service providers. CAE’s flight simulators replicate aircraft performance in normal and abnormal operations as well as a comprehensive set of environmental conditions utilizing visual systems that contain a database of airports, other landing areas, flying environments, mission-specific environments, and motion and sound cues. The Company offers a range of flight training devices based on the same software used on its simulators. The Company also operates a global network of training centres with locations around the world.

The Company’s operations are managed through three segments:

(i)    Civil Aviation Training Solutions – Provides comprehensive training solutions for flight, cabin, maintenance and ground personnel in commercial, business and helicopter aviation, a range of flight simulation training devices, as well as ab initio pilot training and crew sourcing services;

(ii)   Defence and Security – Is a training systems integrator for defence forces across the air, land and naval domains, and for government organizations responsible for public safety;

(iii)   Healthcare – Designs and manufactures simulators, audiovisual and simulation centre management solutions, develops courseware and offers services for training of medical, nursing and allied healthcare students as well as clinicians in educational institutions, hospitals and defence organizations.

CAE is a limited liability company incorporated and domiciled in Canada. The address of the main office is 8585 Côte-de-Liesse, Saint-Laurent, Québec, Canada, H4T 1G6. CAE shares are traded on the Toronto Stock Exchange and on the New York Stock Exchange.

Basis of preparation

The key accounting policies applied in the preparation of these consolidated financial statements are described below. These policies have been consistently applied to all years presented, unless otherwise stated.

The consolidated financial statements have been prepared in accordance with Part I of the CPA Canada Handbook – Accounting, International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements have been prepared under the historical cost convention, except for the following items measured at fair value: contingent consideration, derivative financial instruments, financial instruments at fair value through profit and loss, available‑for‑sale financial assets and liabilities for cash-settled share-based arrangements.

The functional and presentation currency of CAE Inc. is the Canadian dollar.

Basis of consolidation

Subsidiaries

Subsidiaries are all entities over which the Company has control. Control exists when the Company is exposed to, or has the rights to, variable returns from its involvement with the entity and has the ability to affect those returns through the power over the entity. Subsidiaries are fully consolidated from the date control is obtained and they are no longer consolidated on the date control ceases. All intercompany accounts and transactions have been eliminated.

Joint arrangements

Joint arrangements are arrangements in which the Company exercises joint control as established by contracts requiring unanimous consent for decisions about the activities that significantly affect the arrangement’s returns. When the Company has the rights to the net assets of the arrangement, the arrangement is classified as a joint venture and is accounted for using the equity method. When the Company has rights to the assets and obligations for the liabilities relating to an arrangement, the arrangement is classified as a joint operation and the Company accounts for each of its assets, liabilities and transactions, including its share of those held or incurred jointly, in relation to the joint operation.

Under the equity method of accounting, interests in joint ventures are initially recognized at cost and adjusted thereafter to recognize the Company’s share of the profits or losses and movements in other comprehensive income (loss) (OCI) of the investee. When the Company’s share of losses in a joint venture equals or exceeds its interests in the joint ventures, the Company does not recognize further losses, unless it will incur obligations or make payments on behalf of the joint ventures.

58 | CAE Annual Report 2017

Notes to the Consolidated Financial Statements

Unrealized gains resulting from transactions with joint ventures are eliminated, to the extent of the Company’s share in the joint venture. For sales of products or services from the Company to its joint ventures, the elimination of unrealized profits is considered in the carrying value of the investment in equity accounted investees in the consolidated statement of financial position and in the share in profit or loss of equity accounted investees in the consolidated income statement.

Business combinations

Business combinations are accounted for under the acquisition method. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Company, if any, at the date control is obtained. The consideration transferred includes the fair value of any liability resulting from a contingent consideration arrangement. Acquisition-related costs, other than share and debt issue costs incurred to issue financial instruments that form part of the consideration transferred, are expensed as incurred. Identifiable assets acquired and liabilities assumed in a business combination are measured initially at their fair value at the acquisition date. If a business combination is achieved in stages, the Company remeasures its previously held interest in the acquiree at its acquisition-date fair value and recognizes the resulting gain or loss, if any, in net income.

Contingent consideration classified as a provision is measured at fair value, with subsequent changes recognized in income. If the contingent consideration is classified as equity, it is not remeasured until it is finally settled within equity.

New information obtained during the measurement period, up to 12 months following the acquisition date, about facts and circumstances existing at the acquisition date affect the acquisition accounting.

Non-controlling interests

Non-controlling interests (NCI) represent equity interests in subsidiaries owned by outside parties. The share of net assets of subsidiaries attributable to non-controlling interests is presented as a component of equity. Changes in the Company’s ownership interest in subsidiaries that do not result in a loss of control are accounted for as equity transactions.

The Company treats transactions with non-controlling interests as transactions with equity owners of the Company. For interests purchased from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals of non-controlling interests are also recorded in equity.

Financial instruments and hedging relationships

Financial instruments

Financial assets and financial liabilities

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. Financial assets and financial liabilities, including derivatives, are recognized on the consolidated statement of financial position when the Company becomes a party to the contractual provisions of the financial instrument. On initial recognition, all financial instruments are measured at fair value. When there is a difference between the fair value of the consideration given or received at initial recognition and the amount determined using a valuation technique, such difference is recognized immediately in income unless it qualifies for recognition as some other type of asset or liability.

Subsequent measurement of the financial instruments is based on their classification as described below. The determination of the classification depends on the purpose for which the financial instruments were acquired and their characteristics. Except in very limited circumstances, the classification is not changed subsequent to the initial recognition.

Financial instruments at fair value through profit and loss

Financial instruments classified at fair value through profit and loss (FVTPL) are carried at fair value at each reporting date with the change in fair value recorded in income. The FVTPL classification is applied when a financial instrument:

-         Is a derivative, including embedded derivatives accounted for separately from the host contract, but excluding those derivatives designated as effective hedging instruments;

-         Has been acquired or incurred principally for the purpose of selling or repurchasing in the near future;

-         Is part of a portfolio of financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking; or

-         Has been irrevocably designated as such by the Company (fair value option).

Cash and cash equivalents, restricted cash and all derivative instruments, except for derivatives designated as effective hedging instruments, are classified at FVTPL.

Embedded derivatives are recorded at FVTPL separately from the host contract when their economic characteristics and risks are not clearly and closely related to those of the host contract.

CAE Annual Report 2017 | 59

Notes to the Consolidated Financial Statements

Loans and receivables

Loans and receivables are carried at amortized cost using the effective interest method. Interest income or expense is included in income in the period as incurred. Accounts receivable, contracts in progress, non-current receivables and advances are classified as loans and receivables except for those that the Company intends to sell immediately or in the near term, which are classified at FVTPL.

At each reporting date, the carrying amounts of the financial assets other than those to be measured at FVTPL are assessed to determine whether there is objective evidence of impairment. Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized.

Available-for-sale

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or that are not classified in any of the preceding categories. The portfolio investments are classified as available-for-sale.

Financial assets classified as available-for-sale are carried at fair value at each reporting date. Unrealized gains and losses, including changes in foreign exchange rates for non-monetary financial assets, are recognized in OCI in the period in which the changes arise and are transferred to income when the assets are derecognized or impairment occurs. Objective evidence of impairment of an equity investment includes a significant or prolonged decline in the fair value of the security below its cost. If a reliable estimate of the fair value of an unquoted equity instrument cannot be made, this instrument is measured at cost, less any impairment losses. Dividends are recognized in income when the right of payment has been established.

Other financial liabilities

Other financial liabilities are carried at amortized cost using the effective interest method. Accounts payable and accrued liabilities and long-term debt, including interest payable, as well as finance lease obligations and royalty obligations are classified as other financial liabilities.

Transaction costs

Transaction costs that are directly related to the acquisition or issuance of financial assets and financial liabilities (other than those classified at FVTPL) are included in the fair value initially recognized for those financial instruments. These costs are amortized to income using the effective interest method.

Offsetting of financial assets and financial liabilities

Financial assets and financial liabilities are offset and the net amount is presented in the consolidated statement of financial position when the Company has a legally enforceable right to set off the recognized amounts and intends to settle on a net basis or to realize the assets and settle the liabilities simultaneously.

Fair value hierarchy transfers

For financial instruments that are recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the fair value hierarchy. The assessment is based on the lowest level input that is significant to the fair value measurement as a whole at the end of each period.

Derivative financial instruments and hedge accounting

Derivative financial instruments offering economic hedging without being eligible for hedge accounting are accounted for at FVTPL.

Documentation

At the inception of a hedge, if the Company elects to use hedge accounting, the Company formally documents the designation of the hedge, the risk management objectives and strategy, the hedging relationship between the hedged item and hedging item and the method for testing the effectiveness of the hedge, which must be reasonably assured over the term of the hedging relationship and can be reliably measured. The Company formally assesses, both at inception of the hedge relationship and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items in relation to the hedged risk.

Cash flow hedge

The effective portion of changes in the fair value of derivative instruments that are designated and qualify as cash flow hedges is recognized in OCI, while the ineffective portion is recognized immediately in income. Amounts accumulated in OCI are reclassified to income in the period in which the hedged item affects income. However, when the forecasted transactions that are hedged items result in recognition of non-financial assets (for example, inventories or property, plant and equipment), gains and losses previously recognized in OCI are included in the initial carrying value of the related non-financial assets acquired or liabilities incurred. The deferred amounts are ultimately recognized in income as the related non-financial assets are derecognized or amortized.

Hedge accounting is discontinued prospectively when the hedging relationship no longer meets the criteria for hedge accounting, when the designation is revoked, or when the hedging instrument expires or is sold. Any cumulative gain or loss directly recognized in OCI at that time remains in OCI until the hedged item is eventually recognized in income. When it is probable that a hedged transaction will not occur, the cumulative gain or loss that was recognized in OCI is recognized immediately in income.

60 | CAE Annual Report 2017

Notes to the Consolidated Financial Statements

Hedge of net investments in foreign operations

The Company has designated certain long-term debt as a hedging item of CAE’s overall net investments in foreign operations whose activities are denominated in a currency other than the Company’s functional currency. The portion of gains or losses on the hedging item that is determined to be an effective hedge is recognized in OCI and is limited to the translation gain or loss on the net investment.

Derecognition
Financial assets

A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognized when:

-         The rights to receive cash flows from the asset have expired;

-         The Company has transferred its rights to receive cash flows from the asset and either has transferred substantially all the risks and rewards of the asset or has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset;

-         The Company is involved in a program in which it sells undivided interests in certain of its accounts receivable and contracts in progress: assets. The Company continues to act as a collection agent. These transactions are accounted for when the Company is considered to have surrendered control over the transferred accounts receivable and contracts in progress: assets.

Financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in income.

Foreign currency translation

Foreign operations

Assets and liabilities of subsidiaries that have a functional currency other than the Canadian dollar are translated from their functional currency to Canadian dollars at exchange rates in effect at the reporting date. Revenue and expenses are translated at the average exchange rates. The resulting translation adjustments are included in OCI.

When a Company has a long-term intercompany balance receivable from or payable to a foreign operation for which settlement is not planned in the foreseeable future, such item is considered, in substance, a part of the Company’s net investment in that foreign operation. Gains or losses arising from the translation of those intercompany balances denominated in foreign currencies are also included in OCI.

Transactions and balances

Monetary assets and liabilities denominated in foreign currencies are translated at the prevailing exchange rate at the reporting date. Non-monetary assets and liabilities, and revenue and expense items denominated in foreign currencies are translated into the functional currency using the exchange rate prevailing at the dates of the respective transactions. Foreign exchange gains and losses resulting from the settlement of such transactions are recognized in income, except when deferred in OCI as qualifying cash flow hedges and qualifying net investment hedges.

Cash and cash equivalents

Cash and cash equivalents consist of cash and highly-liquid investments with original terms to maturity of 90 days or less at the date of purchase.

Accounts receivable

Receivables are initially recognized at fair value and are subsequently carried at amortized cost, net of an allowance for doubtful accounts, based on expected recoverability. The amount of the allowance is the difference between the asset’s carrying amount and the present value of the estimated future cash flows, discounted at the original effective interest rate. The loss is recognized in income. Subsequent recoveries of amounts previously provided for or written-off are recognized in income.

Inventories

Raw materials are valued at the lower of average cost and net realizable value. Spare parts to be used in the normal course of business are valued at the lower of cost, determined on a specific identification basis, and net realizable value.

Work in progress is stated at the lower of cost, determined on a specific identification basis, and net realizable value. The cost of work in progress includes material, labour and an allocation of manufacturing overhead, which is based on normal operating capacity.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to generate revenue. In the case of raw materials and spare parts, the replacement cost is the best measure of net realizable value.

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Notes to the Consolidated Financial Statements

Property, plant and equipment

Property, plant and equipment are recorded at cost less any accumulated depreciation and any accumulated net impairment losses. Costs include expenditures that are directly attributable to the acquisition or manufacturing of the item. The cost of an item of property, plant and equipment that is initially recognized includes, when applicable, the initial present value estimate of the costs required to dismantle and remove the asset and restore the site on which it is located at the end of its useful life. Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment. Subsequent costs, such as updates on training devices, are included in the asset’s carrying amount or recognized as a separate asset only when it is probable that future economic benefits will flow to the Company and the cost of the item can be reliably measured; otherwise, they are expensed.

A loss on disposal is recognized in income when the carrying value of a replaced item is derecognized, unless the item is transferred to inventories. If it is not practicable to determine the carrying value, the cost of the replacement and the accumulated depreciation calculated by reference to that cost will be used to derecognize the replaced part. The costs of day-to-day servicing of property, plant and equipment are recognized in income as incurred. Gains and losses on disposal of property, plant and equipment are determined by comparing the proceeds from disposal with its carrying amount, and are recognized net within other gains and losses.

The different components of property, plant and equipment are recognized separately when their useful lives are materially different and such components are depreciated separately in income. Leased assets are depreciated over the shorter of the lease term and their useful lives. If it is reasonably certain that the Company will obtain ownership by the end of the lease term, the leased asset is depreciated over its useful life. Land is not depreciated. The estimated useful lives, residual values and depreciation methods are as follows:

	Method	Amortization rate/period
Buildings and improvements	Straight-line	2.5 to 10%/3 to 40 years
Simulators	Straight-line (10% residual)	Not exceeding 25 years
Machinery and equipment	Declining balance/Straight-line	20 to 35%/2 to 10 years
Aircraft	Straight-line (residual not exceeding 15%)	Not exceeding 25 years
Aircraft engines	Based on utilization	Not exceeding 3,500 hours

Depreciation methods, useful lives and residual values are reviewed and adjusted, if appropriate, on a prospective basis at each reporting date.

Leases

The Company leases certain property, plant and equipment from and to others. Leases in which substantially all the risks and rewards of ownership are transferred are classified as finance leases. All other leases are accounted for as operating leases.

The Company as a lessor

With regards to finance leases, the asset is derecognized at the commencement of the lease. The net present value of the minimum lease payments and any discounted unguaranteed residual value are recognized as non‑current receivables. Finance income is recognized over the term of the lease based on the effective interest method. Income from operating leases is recognized on a straight-line basis over the term of the corresponding lease.

The Company as a lessee

Finance leases are capitalized at the lease’s commencement at the lower of the fair value of the leased item and the present value of the minimum lease payments. Any initial direct costs of the lessee are added to the amount recognized as an asset. The corresponding obligations are included in long-term debt. Finance expense is recognized over the term of the lease based on the effective interest method. Payments made under operating leases are charged to income on a straight-line basis over the term of the lease.

Sale and leaseback transactions

The Company engages in sales and leaseback transactions as part of the Company’s financing strategy to support investment in the Civil Aviation training Solutions and Defence and Security segments. Where a sale and leaseback transaction results in a finance lease, any excess of sales proceeds over the carrying amount is deferred and amortized over the lease term. Where a sale and leaseback transaction results in an operating lease, and it is clear that the transaction is established at fair value, any profit or loss is recognized in income. If the sales price is below fair value, the shortfall is recognized in income immediately except if the loss is compensated for by future lease payments at below market price, it is deferred and amortized in proportion to the lease payments over the period the asset is expected to be used. If the sale price is above fair value, the excess over fair value is deferred and amortized over the period the asset is expected to be used.

Intangible assets

Goodwill

Goodwill is measured at cost less accumulated impairment losses, if any.

Goodwill arises on the acquisition of subsidiaries. Goodwill represents the excess of the aggregate of the cost of an acquisition, including the Company’s best estimate of the fair value of contingent consideration and the acquisition-date fair value of any previous held equity interest in the acquiree, over the fair value of the net identifiable assets of the acquiree at the acquisition date.

62 | CAE Annual Report 2017

Notes to the Consolidated Financial Statements

Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Research and development (R&D)

Research costs are expensed as incurred. Development costs are also charged to income in the period incurred unless they meet all the specific capitalization criteria established in IAS 38, Intangible Assets. Capitalized development costs are stated at cost and net of accumulated amortization and accumulated impairment losses, if any. Amortization of the capitalized development costs commences when the asset is available for use and is included in research and development expense.

Other intangible assets

Intangible assets acquired separately are measured at cost upon initial recognition. The cost of intangible assets acquired in a business combination is the fair value as at the acquisition date. Following initial recognition, intangible assets are carried at cost, net of accumulated amortization and accumulated impairment losses, if any.

The cost of an internally generated intangible asset comprises all directly attributable costs necessary to create, produce, and prepare the asset to be capable of operating in the manner intended by management.

Gains and losses on disposal of intangible assets are determined by comparing the proceeds from disposal with its carrying amount and are recognized within other gains and losses.

Amortization
Amortization is calculated using the straight-line method for all intangible assets over their estimated useful lives as follows:

Amortization period
(in years)
Capitalized development costs	5 to 10
Customer relationships	3 to 15
ERP and other software	3 to 10
Technology	3 to 10
Other intangible assets	2 to 40

Amortization methods and useful lives are reviewed and adjusted, if appropriate, on a prospective basis at each reporting date.

Impairment of non-financial assets

The carrying amounts of the Company’s non-financial assets subject to amortization are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Goodwill and assets that are not yet available for use are tested for impairment annually or at any time if an indicator of impairment exists.

The recoverable amount of an asset or a cash-generating unit (CGU) is the greater of its value in use and its fair value less costs of disposal. The recoverable amount is determined for an individual asset; unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. In such case, the CGU that the asset belongs to is used to determine the recoverable amount.

For the purposes of impairment testing, the goodwill acquired in a business combination is allocated to CGUs or groups of CGUs, which generally corresponds to its operating segments or one level below, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its estimated recoverable amount. Where the recoverable amount of a CGU to which goodwill has been allocated is lower than the CGU’s carrying amount, the related goodwill is impaired. Any remaining amount of impairment exceeding the impaired goodwill is recognized on a pro rata basis of the carrying amount of each asset in the respective CGU. Impairment losses are recognized in income.

The Company evaluates impairment losses, other than goodwill impairment, for potential reversals at each reporting date. An impairment loss is reversed if there is any indication that the loss has decreased or no longer exists due to changes in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. Such reversal is recognized in income.

Borrowing costs

Borrowing costs that are directly attributable to the acquisition or construction of a qualifying asset are capitalized as part of the cost of the asset. A qualifying asset is one that takes a substantial period of time to get ready for its intended use. Capitalization of borrowing costs ceases when the asset is completed and ready for its intended use. All other borrowing costs are recognized as finance expense in income, as incurred.

CAE Annual Report 2017 | 63

Notes to the Consolidated Financial Statements

Other assets

Restricted cash

The Company is required to hold a defined amount of cash as collateral under the terms of certain subsidiaries’ external bank financing, government-related sales contracts and business combination arrangements.

Deferred financing costs

Deferred financing costs related to the revolving unsecured term credit facilities, when it is probable that some or all of the facilities will be drawn down, and deferred financing costs related to sale and leaseback agreements are included in other assets at cost and are amortized on a straight-line basis over the term of the related financing agreements.

Accounts payable and accrued liabilities

Accounts payable and accrued liabilities are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are not recognized for future operating losses. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as a finance expense. When there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole.

Long-term debt

Long-term debt is recognized initially at fair value, net of transaction costs incurred. They are subsequently stated at amortized cost. Any difference between the proceeds, net of transaction costs, and the redemption value is recognized in income over the period of borrowings using the effective interest method.

Fees paid on the establishment of loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In these cases, the fee is deferred until the drawdown occurs. To the extent that there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a pre-payment for liquidity services and amortized over the period of the facility to which it relates.

Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

When share capital recognized as equity is repurchased, the amount of the consideration paid, which includes directly attributable costs, net of tax, is recognized as a deduction from equity.

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Revenue is recognized when the amount can be reliably measured, when it is probable that future economic benefits will flow to the Company and when specific criteria have been met for each of the categories, as described below.

Multiple component arrangements

The Company sometimes enters into multiple component revenue arrangements, which may include a combination of design, engineering and manufacturing of flight simulators and other products, as well as the provision of training services, spare parts and maintenance. When a single sales transaction requires the delivery of more than one product or service (multiple components), the revenue recognition criteria are applied to the separately identifiable components. A component is considered separately identifiable if the delivered item has value to the customer on a stand-alone basis and the fair value associated with the product or service can be reliably measured.

The allocation of the revenue from a multiple component arrangement is based on the fair value of each element in relation to the fair value of the arrangement as a whole.

The Company's revenues can be divided into two main accounting categories: construction contracts and sales of goods and services.

Construction contracts

A construction contract is a contract specifically negotiated for the construction of an asset or of a group of assets, which are interrelated in terms of their design, technology, function, purpose or use. According to its characteristics, a construction contract can be accounted for separately, be segmented into several components which are each accounted for separately, or be combined with another construction contract in order to form a single construction contract for accounting purposes in respect of which revenues and expense will be recognized.

64 | CAE Annual Report 2017

Notes to the Consolidated Financial Statements

Revenue from construction contracts for the design, engineering and manufacturing of specifically designed training devices is recognized using the percentage-of-completion method when it is probable that the economic benefits associated with the contract will flow to the Company, the revenue, contract costs to complete and the stage of contract completion at the end of the reporting period can be reliably measured and when the contract costs can be clearly identified and reliably measured so that actual contract costs incurred can be compared with prior estimates. The stage of completion is measured by reference to the contract costs incurred up to the end of the reporting period as a percentage of total estimated costs for each contract. When the criteria to use the percentage‑of‑completion method are not met, construction contract revenue is recognized to the extent of the contract costs incurred that are likely to be recoverable.

Provisions for estimated contract losses are recognized in the period in which the loss is determined. Contract losses are measured at the amount by which the estimated total costs exceed the estimated total revenue from the contract. Warranty provisions are recorded when revenue is recognized based on past experience.

The cumulative amount of costs incurred and profit recognized, reduced by losses and progress billing, is determined on a contract‑by‑contract basis. If this amount is positive it is classified in contracts in progress: assets. If this amount is negative it is classified in contracts in progress: liabilities.

Post-delivery customer support is billed separately, and revenue is recognized over the support period.

Sales of goods and services

Standardized training devices

Revenue from contracts for the construction of standardized training devices is recognized primarily on the training devices’ date of completion when the significant risks and rewards of ownership associated to the training devices are transferred to the customer and the Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the training devices sold.

Software arrangements

Revenue from off-the-shelf software sales is recognized when delivery has occurred. Revenue from fixed-price software arrangements and software customization contracts that require significant production, modification, or customization of software is recognized using the percentage-of-completion method.

Spare parts

Revenue from the sale of spare parts is primarily recognized upon shipment to the customer. Upon shipment, the significant risks and rewards of ownership of the goods are transferred and the Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold.

Product maintenance

Revenue from maintenance contracts is generally recognized on the basis of the percentage-of-completion of the transaction.

Training and consulting services

Revenue from training and consulting services is recognized as the services are rendered.

For flight schools, cadet training courses are offered mainly by way of ground school and live aircraft flight. During the ground school phase, revenue is recognized in income on a straight-line basis, while during the live aircraft flight phase, revenue is recognized based on actual flight hours.

Other

Sales incentives to customers

The Company may provide sales incentives in the form of discounts and volume rebates, these incentives are recorded as a reduction of revenues.

Non-monetary transactions

The Company may also enter into sales arrangements where little or no monetary consideration is involved. The non-monetary transactions are measured at the more reliable measure of the fair value of the asset given up and fair value of the asset received.

Deferred revenue

Cash payments received or advances currently due pursuant to contractual arrangements, with the exception of those related to construction contracts, are recorded as deferred revenue until all of the foregoing conditions of revenue recognition have been met.

CAE Annual Report 2017 | 65

Notes to the Consolidated Financial Statements

Employee benefits

Defined benefit pension plans

The Company maintains defined benefit pension plans that provide benefits based on length of service and final average earnings.

The defined benefit asset or liability comprises the present value of the defined benefit obligation at the reporting date less the fair value of plan assets out of which the obligations are to be settled. The defined benefit obligations are actuarially determined for each plan using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash flows using the interest rate of high-quality corporate bonds that are denominated in the currency in which the benefit will be paid and that have terms to maturity approximating the terms of the related pension obligation. In countries where there is no deep market in such bonds, the market rates on government bonds are used.

The value of any employee benefit asset recognized is restricted to the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan (asset ceiling test). Minimum funding requirements may give rise to an additional liability to the extent that they require paying contributions to cover an existing shortfall. Plan assets can only be used to fund employee benefits, are not available to the creditors of the Company, nor can they be paid directly to the Company. Fair value of plan assets is based on market price information.

The Company determines the net pension cost of its Canadian defined benefit plans utilizing individual discount rates derived from the yield curve. For the other defined benefit plans, the Company utilises a single weighted average discount rate derived from the yield curve.

Actuarial gains and losses arising from experience adjustments, changes in actuarial assumptions and the effect of any asset ceiling and minimum liability are recognized to OCI in the period in which they arise. Past service costs are recognized as an expense as incurred at the earlier of when the plan amendment or curtailment occurs and when the entity recognizes related termination benefits.

Defined contribution pension plans

The Company also maintains defined contribution plans for which the Company pays fixed contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Company has no legal or constructive obligation to pay further amounts if the fund does not hold sufficient assets to pay the benefits to all employees. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in income as the services are provided.

Termination benefits

Termination benefits are recognized as an expense when the Company is demonstrably committed, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense, if the Company has made an offer of voluntary redundancy, based on the number of employees expected to accept the offer. Benefits falling due more than 12 months after the reporting date are discounted to their present value.

Share-based payment transactions

The Company’s share-based payment plans consist of two categories: an equity-settled share-based payment plan comprised of the Employee Stock Option Plan (ESOP); and cash‑settled share‑based payments plans that include the Employee Stock Purchase Plan (ESPP), the Executive Deferred Share Unit (EDSU) plan, the Deferred Share Unit (DSU) plan, the Long‑Term Incentive Time Based plans and the Long-Term Incentive Performance Based plans. The Long-Term Incentive – Deferred Share Unit (LTI-DSU) plan and the Long-Term Incentive – Time Based Restricted Share Unit (LTI-TB RSU) plan are time based plans while the Long-Term Incentive – Restricted Share Unit (LTI-RSU) plan and the Long-Term Incentive – Performance Share Unit (LTI-PSU) plan are performance based plans.

For both categories, the fair value of the employee services received in exchange is recognized as an expense in income. Service and non-market performance conditions attached to the transactions are not taken into account in determining fair value.

For the equity-settled plan, the cost of equity-settled transactions is measured at fair value using the Black-Scholes option pricing model. The compensation expense is measured at the grant date and recognized over the service period with a corresponding increase to contributed surplus. The cumulative expenses recognized for equity-settled transactions at each reporting date represents the extent to which the vesting period has expired and management’s best estimate of the number of equity instruments that will ultimately vest. For options with graded vesting, each tranche is considered a separate grant with a different vesting date and fair value, and each tranche is accounted for separately. When the options are exercised, the Company issues new shares and the proceeds received net of any directly attributable transaction costs are credited to share capital.

For cash-settled plans, a corresponding liability is recognized. The fair value of employee services received is calculated by multiplying the number of units expected to vest with the fair value of one unit as of grant date based on the market price of the Company’s common shares. The fair value of the ESPP is a function of the Company’s contributions. Until the liability is settled, the Company re-measures the fair value of the liability at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in income for the period. The Company has entered into equity swap agreements with two major Canadian financial institutions in order to reduce its earnings exposure related to the fluctuation in the Company’s share price relating to the EDSU, DSU, LTI-DSU and LTI-TB RSU programs.

 | CAE Annual Report 2017

Notes to the Consolidated Financial Statements

Current and deferred income tax

Income tax expense comprises current and deferred tax. An income tax expense is recognized in income except to the extent that it relates to items recognized in OCI or directly in equity, in which case it is recognized in OCI or directly in equity, respectively.

Current tax is the amount expected to be paid or recovered from taxation authorities on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date in the countries where the Company and its subsidiaries operate and generate taxable income, and any adjustment to tax payable or receivable in respect of previous years.

Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions, where appropriate, on the basis of amounts expected to be paid to the tax authorities.

Deferred tax is recognized using the balance sheet liability method, providing for temporary differences between the tax bases of assets or liabilities and their carrying amounts in the consolidated financial statements.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, and jointly controlled entities, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

Deferred tax assets are recognized for all deductible temporary differences and carry forward of unused tax losses. The recognition of deferred tax assets are limited to the amount which is probable to be realized.

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that a recognized deferred tax asset will be realized. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that an unrecognized deferred tax asset will be realized.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different taxable entities which intend to settle current tax liabilities and assets on a net basis or if their tax assets and liabilities will be realized simultaneously.

Taxes on income in the interim periods are accrued by jurisdiction using the effective tax rate that would be applicable to expected total annual profit or loss of the jurisdiction.

Investment tax credits

Investment tax credits (ITCs) arising from R&D activities are deducted from the related costs and are accordingly included in the determination of net income when there is reasonable assurance that the credits will be realized. ITCs arising from the acquisition or development of property, plant and equipment and capitalized development costs are deducted from the cost of those assets with amortization calculated on the net amount. Investment tax credits expected to be recovered beyond 12 months are classified in Other assets.

Earnings per share

Earnings per share is calculated by dividing the net income for the period attributable to the common shareholders of the Company by the weighted average number of common shares outstanding during the period. The diluted weighted average number of common shares outstanding is calculated by taking into account the dilution that would occur if the securities or other agreements for the issuance of common shares were exercised or converted into common shares at the later of the beginning of the period or the issuance date unless it is anti-dilutive. The treasury stock method is used to determine the dilutive effect of the stock options. The treasury stock method is a method of recognizing the use of proceeds that could be obtained upon the exercise of options in computing diluted earnings per share. It assumes that any proceeds would be used to purchase common shares at the average market price during the period. Only the Company’s stock options have a dilutive potential on common shares.

Government participation

Government contributions are recognized when there is reasonable assurance that the contributions will be received and all attached conditions will be complied with by the Company. Government participation related to the acquisition of intangible assets is recorded as a reduction of the cost of the related asset while government participation related to current expenses is recorded as a reduction of the related expenses.

The Company benefits from investment tax credits that are deemed to be equivalent to government contributions. Contributions are received for Project New Core Markets from Investissement Québec (IQ) for costs incurred in R&D programs. Contributions were received in previous fiscal years for Project Phoenix from Industry Canada under the Technology Partnerships Canada (TPC) program and from IQ.

CAE Annual Report 2017 | 67

Notes to the Consolidated Financial Statements

Project New Core Markets and Project Phoenix require the Company to pay royalties. The obligation to pay royalties, recognized as royalty obligations, is recorded when the contribution is receivable and is estimated based on future projections. The obligation is discounted using the prevailing market rates of interest, at that time, for a similar instrument (similar as to currency, term, type of interest rate, guarantees or other factors) with a similar credit rating. The current portion is included as part of accrued liabilities. The difference between government contributions and the discounted value of royalty obligations is accounted for as a government participation which is recognized as a reduction of related expenses or as a reduction of the cost of the related asset.

The Company recognizes the Government of Canada’s participation in Project Falcon and Project Innovate as interest-bearing long‑term debt. The initial measurement of the accounting liability is discounted using the prevailing market rates of interest, at that time, for a similar instrument (similar as to currency, term, type of interest rate, guarantees or other factors) with a similar credit rating. The difference between the face value of the long-term obligation and the discounted value of the long-term obligation is accounted for as a government contribution which is recognized as a reduction of costs or as a reduction of capitalized expenditures.

Use of judgements, estimates and assumptions

The preparation of the consolidated financial statements requires the Company’s management (management) to make judgements, estimates and assumptions that affect the application of accounting policies, the reported amounts of assets and liabilities and disclosures at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses for the period reported. It also requires management to exercise its judgement in applying the Company’s accounting policies. The areas involving a high degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed below. Actual results could differ from those estimates. Changes will be reported in the period in which they are identified.

Business combinations

Business combinations are accounted for in accordance with the acquisition method. The consideration transferred and the acquiree’s identifiable assets, liabilities and contingent liabilities are measured at their fair value. Depending on the complexity of determining these valuations, the Company either consults with independent experts or develops the fair value internally by using appropriate valuation techniques which are generally based on a forecast of the total expected future net discounted cash flows. These evaluations are linked closely to the assumptions made by management regarding the future performance of the related assets and the discount rate. Contingent consideration is measured at fair value using a discounted cash flow model.

Development costs

Development costs are recognized as intangible assets and are amortized over their useful lives when they meet the criteria for capitalization. Forecasted revenue and profitability for the relevant projects are used to assess compliance with the capitalization criteria and to assess the recoverable amount of the assets.

Impairment of non-financial assets

The Company’s impairment test for goodwill is based on internal estimates of fair value less costs of disposal calculations and uses valuation models such as the discounted cash flows model (level 3). Key assumptions which management has based its determination of fair value less costs of disposal include estimated growth rates, post-tax discount rates and tax rates. These estimates, including the methodology used, can have a material impact on the respective values and ultimately the amount of any goodwill impairment.

Likewise, whenever property, plant and equipment and intangible assets are tested for impairment, the determination of the assets’ recoverable amount involves the use of estimates by management and can have a material impact on the respective values and ultimately the amount of any impairment.

See Note 20 for further details regarding assumptions used.

Revenue recognition

The percentage-of-completion method requires the Company to estimate the work performed to date as a proportion of the total work to be performed. Management conducts monthly reviews of its estimated costs to complete, percentage-of-completion estimates and revenue and margins recognized, on a contract-by-contract basis. The impact of any revisions in cost and revenue estimates is reflected in the period in which the need for a revision becomes known.

Defined benefit pension plans

The cost of defined benefit pension plans and the present value of the employee benefit obligations are determined using actuarial valuations. Actuarial valuations involve, amongst others, making assumptions about discount rates, future salary increases and mortality rates. All assumptions are reviewed at each reporting date. Any changes in these assumptions will impact the carrying amount of the employee benefit obligations and the cost of the defined benefit pension plans. In determining the appropriate discount rate, management considers the interest rates of high quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability. The mortality rate is based on publicly available mortality tables for the specific country. Future salary increases and pension increases are based on expected future inflation rates for the specific country. Individual discount rates are derived from the yield curve and are used to determine the service cost and interest cost of the Canadian defined benefit pension plans at the beginning of the year. The present value of the employee benefit obligations for these Canadian plans is determined based on the individual discount rates derived from the yield curve at the end of the year.

68 | CAE Annual Report 2017

Notes to the Consolidated Financial Statements

Other key assumptions for pension obligations are based, in part, on current market conditions. See Note 14 for further details regarding assumptions used.

Government royalties repayments

In determining the amount of repayable government royalties, assumptions and estimates are made in relation to discount rates, expected revenues and the expected timing of revenues. Revenue projections take into account past experience and represent management’s best estimate about the future. Revenues after a five-year period are extrapolated using estimated growth rates, ranging from 5% to 15%, over the period of repayments. The estimated repayments are discounted using average rates ranging from 7% to 9.5% based on terms of similar financial instruments. These estimates, along with the methodology used to derive the estimates, can have a material impact on the respective values and ultimately any repayable obligation in relation to government participation. A 1% increase to the growth rates would increase the royalty obligation at March 31, 2017 by approximately $5.0 million (2016 − $4.5 million).

Share-based payments

The Company measures the cost of cash and equity-settled transactions with employees by reference to the fair value of the related instruments at the date at which they are granted. Estimating fair value for share-based payments requires determining the most appropriate valuation model for a grant, which depends on the terms and conditions of the grant. This also requires making assumptions and determining the most appropriate inputs to the valuation model including the expected life of the option, volatility and dividend yield.

Income taxes

The Company is subject to income tax laws in numerous jurisdictions. Judgement is required in determining the worldwide provision for income taxes. The determination of tax liabilities and assets involves uncertainties in the interpretation of complex tax regulations. The Company provides for potential tax liabilities based on the weighted average probability of the possible outcomes. Differences between actual results and those estimates could have an effect on the income tax liabilities and deferred tax liabilities in the period in which such determinations are made.

Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against the losses that can be utilized. Significant management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning strategies. The recorded amount of total deferred tax assets could be altered if estimates of projected future taxable income and benefits from available tax strategies are lowered, or if changes in current tax regulations are enacted that impose restrictions on the timing or extent of the Company’s ability to utilize future tax benefits.

Leases

The classification as either finance or operating lease is based on management’s judgement of the application of criteria provided in IAS 17 – Leases and on the substance of the lease arrangement. Most of the Company’s arrangements accounted for as operating leases are in relation to buildings and flight simulators. With regards to certain aircraft used in the Company’s live training operations, management has concluded that the undiscounted lease rental payments in the amount of $192.3 million (2016 - $265.1 million) associated with the lease convention to these aircraft should be accounted for as an off balance sheet arrangement as it is offset by a reciprocal arrangement with a third party and is non-recourse to CAE.

NOTE 2 – cHANGES IN ACCOUNTING POLICIES

New and amended standards adopted by the Company

The amendments to IFRS effective for fiscal year 2017 have no material impact on the Company’s consolidated financial statements.

New and amended standards not yet adopted by the Company

IFRS 9 - Financial Instruments

In July 2014, the IASB released the final version of IFRS 9 - Financial Instruments replacing IAS 39 - Financial Instruments: Recognition and Measurement.

IFRS 9 introduces a revised approach for the classification of financial assets based on how an entity manages financial assets and the characteristics of the contractual cash flows of the financial assets replacing the multiple rules in IAS 39. Most of the requirements in IAS 39 for classification and measurement of financial liabilities have been carried forward in IFRS 9. The Company’s preliminary analysis has not identified any significant differences in respect to the classification and measurement of financial instruments.

IFRS 9 also introduces a new hedge accounting model that is more closely aligned with risk-management activities and a new expected credit loss model for calculating impairment on financial assets replacing the incurred loss model in IAS 39.

For the Company, IFRS 9 is effective for annual periods beginning on April 1, 2018. The Company continues to evaluate the impact of the new standard on its consolidated financial statements.

CAE Annual Report 2017 | 69

Notes to the Consolidated Financial Statements

IFRS 15 - Revenue from contracts with customers

In May 2014, the IASB released IFRS 15 - Revenue from Contracts with Customers. The core principle of the new standard is to recognize revenue to depict fulfillment of performance obligations to customers in amounts that reflect the consideration to which the Company expects to be entitled in exchange for those goods or services. The new standard also intends to enhance disclosures on revenue. IFRS 15 supersedes IAS 11 - Construction Contracts and IAS 18 - Revenue and related interpretations.

For the Company, IFRS 15 is effective for annual periods beginning on April 1, 2018. The Company has elected to apply IFRS 15 retrospectively and thus will restate its comparative results, with an opening adjustment to equity as at April 1, 2017.

The Company has conducted a preliminary assessment of the effects of the application of IFRS 15 on its interim and annual consolidated financial statements. The Company’s preliminary analysis has identified that revenue from the sale of certain Civil training devices currently considered as construction contracts and accounted for under the percentage-of-completion method will not meet the requirements for revenue recognition over time. This change will result in the deferral of revenue recognition to the date when control is transferred to the customer instead of revenue recognition over the construction period. The Company is currently assessing the impact of this expected change on its consolidated financial statements.

As the Company progresses in its assessment, it continues to evaluate the impact of the new standard on its consolidated financial statements.

IFRS 16 - Leases

In January 2016, the IASB released IFRS 16 - Leases. The new standard eliminates the classification of leases as either operating or finance leases and introduces a single accounting model for the lessee under which a lease liability and a right-of-use asset is recognized for all leases with a term of more than 12 months. IFRS 16 also substantially carries forward the lessor accounting requirements; accordingly, a lessor continues to classify its leases as operating leases or finance leases. IFRS 16 supersedes
IAS 17 - Leases and related interpretations.

For the Company, IFRS 16 will be effective for annual periods beginning on April 1, 2019, with earlier application permitted if the Company also applies IFRS 15. The Company is currently evaluating the impact of the new standard on its consolidated financial statements. Where the Company is the lessee, it expects that the adoption of IFRS 16 will result in the recognition of assets and liabilities on the consolidated statement of financial position for certain lease arrangements related to training devices and buildings that under current IFRS standards the Company classify as contractual obligations in the form of operating leases (Note 27). The Company also expects a decrease of its rent expense and an increase of its finance and depreciation expenses resulting from the change to the recognition, measurement and presentation of lease expense.

IFRIC 22 – Foreign Currency

In December 2016, the IASB issued IFRIC 22 - Foreign Currency Transactions and Advance Consideration. The interpretation clarifies how to determine the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of related asset, expense or revenue on the derecognition of a non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration in a foreign currency. For the Company, IFRIC 22 is effective for annual periods beginning on
April 1, 2018 and early adoption is permitted. The Company has completed its assessment and has concluded that the interpretation has no impact on its consolidated financial statements.

NOTE 3 – BUSINESS COMBINATIONS

On May 2, 2016, the Company acquired 100% of the shares of Lockheed Martin Commercial Flight Training (LMCFT), a provider of aviation simulation training equipment and services for a purchase consideration of $25.6 million. The transaction includes cash remaining in the company at closing. With this acquisition, the Company expanded its customer installed base of commercial flight simulators and obtained assets including full-flight simulators, simulator parts and equipment, facilities, technology and a talented workforce. Total acquisition costs incurred during fiscal 2017 relating to LMCFT amount to $1.4 million and were included in restructuring, integration and acquisition costs in the consolidated income statement.

The determination of the fair value for the above acquisition of the net identifiable assets acquired and liabilities assumed is included in the following table. The fair value of the acquired identifiable intangible assets is $24.2 million (including customer relationships and other software) and goodwill is $3.3 million. The goodwill arising from the acquisition of LMCFT is attributable to the advantages gained, which include:

-     Expansion of CAE’s customer installed base of commercial flight simulators;

-     Experienced workforce with subject matter expertise.

The fair value and the gross contractual amount of the acquired accounts receivable were $8.7 million.

The revenue and segment operating income included in the consolidated income statement from LMCFT since the acquisition date is               $62.7 million and $6.4 million respectively. Had LMCFT been consolidated from April 1, 2016, the consolidated income statement would have shown revenue and total segment operating income of $64.5 million and $6.6 million respectively. These pro-forma amounts are estimated based on the operations of the acquired business prior to the business combination by the Company. The amounts are provided as supplemental information and are not indicative of the Company’s future performance.

CAE Annual Report 2017 | 70

Notes to the Consolidated Financial Statements

Other

During fiscal 2017, adjustments to the determination of net identifiable assets acquired and liabilities assumed for the fiscal 2016 acquisition of Bombardier’s Military Aviation Training business (BMAT) was completed and resulted in an increase in goodwill of $1.6 million.

Net assets acquired and liabilities assumed arising from the acquisitions are as follows:
Total
2017
Current assets (1)	$89.2
Current liabilities	(106.2)
Property, plant and equipment	38.5
Non-current assets	4.5
Intangible assets (2)	27.5
Deferred tax	6.7
Non-current liabilities	(49.3)
Fair value of net assets acquired, excluding cash and cash equivalents	$10.9
Cash and cash equivalents acquired	12.5
Total purchase price	$23.4
Additional transaction costs paid on behalf of the seller	2.2
Additional consideration received related to previous fiscal years' acquisition	(5.4)
Total purchase consideration	$20.2

(1) Excluding cash on hand.
(2) Goodwill, included in intangible assets, is not deductible in fiscal 2017 for tax purposes.

The net assets, including goodwill, of LMCFT are included in the Civil Aviation Training Solutions segment.

NOTE 4 – ACCOUNTS RECEIVABLE

Accounts receivable are carried on the consolidated statement of financial position net of allowance for doubtful accounts. This provision is established based on the Company’s best estimates regarding the ultimate recovery of balances for which collection is uncertain. Uncertainty of ultimate collection may become apparent from various indicators, such as a deterioration of the credit situation of a given client and delay in collection beyond the contractually agreed upon payment terms. Management regularly reviews accounts receivable, monitors past due balances and assesses the appropriateness of the allowance for doubtful accounts.

Details of accounts receivable are as follows:

(amounts in millions)	2017	2016
Current trade receivables	$207.5	$187.8
Past due trade receivables
1-30 days	56.8	35.7
31-60 days	14.5	20.2
61-90 days	13.0	17.5
Greater than 90 days	56.4	48.9
Allowance for doubtful accounts	(14.5)	(15.7)
Total trade receivables	$333.7	$294.4
Accrued receivables	105.8	110.2
Receivables from related parties (Note 33)	54.0	42.6
Other receivables	54.9	52.8
Total accounts receivable	$548.4	$500.0

Changes in the allowance for doubtful accounts are as follows:
(amounts in millions)	2017	2016
Allowance for doubtful accounts, beginning of year	$(15.7)	$(15.6)
Additions (Note 31)	(6.1)	(3.5)
Amounts charged off	5.4	1.9
Unused amounts reversed (Note 31)	1.4	2.1
Exchange differences	0.5	(0.6)
Allowance for doubtful accounts, end of year	$(14.5)	$(15.7)

71 | CAE Annual Report 2017

Notes to the Consolidated Financial Statements

NOTE 5 – inventories

(amounts in millions)	2017	2016
Work in progress	$270.0	$154.6
Raw materials, supplies and manufactured products	146.3	123.7
	$416.3	$278.3

The amount of inventories recognized as cost of sales is as follows:

(amounts in millions)	2017	2016
Work in progress	$141.6	$64.2
Raw materials, supplies and manufactured products	131.7	91.7
	$273.3	$155.9

NOTE 6 – Property, plant and equipment

						Assets
		Buildings		Machinery	Aircraft and	under	Assets
		and		and	aircraft	finance	under
(amounts in millions)	Land	improvements	Simulators	equipment	engines	lease	construction	Total
Net book value at March 31, 2015	$24.0	$201.8	$881.1	$52.3	$19.1	$174.3	$108.6	$1,461.2
Additions	-	8.1	12.1	12.9	5.5	-	79.2	117.8
Acquisition of subsidiaries (Note 3)	-	-	-	0.4	-	-	-	0.4
Disposals	-	-	(4.5)	(0.1)	(0.1)	(3.2)	-	(7.9)
Depreciation	-	(16.4)	(67.4)	(17.5)	(2.4)	(17.8)	-	(121.5)
Impairment (Note 20)	-	-	(1.7)	-	-	-	-	(1.7)
Transfers and others	-	3.4	82.4	1.2	-	(5.7)	(91.0)	(9.7)
Exchange differences	0.1	2.7	23.9	1.5	-	5.9	0.4	34.5
Net book value at March 31, 2016	$24.1	$199.6	$925.9	$50.7	$22.1	$153.5	$97.2	$1,473.1
Additions	-	14.9	34.6	15.2	41.3	-	116.9	222.9
Acquisition of subsidiaries (Note 3)	-	1.9	22.5	0.4	-	13.7	-	38.5
Disposals	-	(1.3)	(3.1)	(0.1)	(4.7)	(0.2)	-	(9.4)
Depreciation	-	(15.9)	(68.9)	(17.1)	(3.6)	(17.3)	-	(122.8)
Transfers and others	-	(1.4)	113.8	(0.2)	-	(1.6)	(118.9)	(8.3)
Exchange differences	(0.5)	(1.7)	(12.1)	(0.3)	0.1	2.0	1.1	(11.4)
Net book value at March 31, 2017	$23.6	$196.1	$1,012.7	$48.6	$55.2	$150.1	$96.3	$1,582.6

						Assets
		Buildings		Machinery	Aircraft and	under	Assets
		and		and	aircraft	finance	under
(amounts in millions)	Land	improvements	Simulators	equipment	engines	lease	construction	Total
Cost	$24.1	$372.3	$1,316.4	$236.8	$29.8	$287.3	$97.2	$2,363.9
Accumulated depreciation	-	(172.7)	(390.5)	(186.1)	(7.7)	(133.8)	-	(890.8)
Net book value at March 31, 2016	$24.1	$199.6	$925.9	$50.7	$22.1	$153.5	$97.2	$1,473.1
Cost	$23.6	$375.4	$1,427.2	$218.9	$62.2	$291.5	$96.3	$2,495.1
Accumulated depreciation	-	(179.3)	(414.5)	(170.3)	(7.0)	(141.4)	-	(912.5)
Net book value at March 31, 2017	$23.6	$196.1	$1,012.7	$48.6	$55.2	$150.1	$96.3	$1,582.6

As at March 31, 2017, the average remaining amortization period for full-flight simulators is 10.8 years (2016 – 11.4 years).

As at March 31, 2017, bank borrowings are collateralized by property, plant and equipment for a value of $82.2 million
(2016 – $59.7 million).

CAE Annual Report 2017 | 72

Notes to the Consolidated Financial Statements

The Company leases some of its property, plant and equipment to third parties, the future minimum lease payments receivable under these non-cancellable operating leases are as follows:

(amounts in millions)	2017	2016
No later than 1 year	$19.3	$16.3
Later than 1 year and no later than 5 years	47.1	45.2
Later than 5 years	22.9	29.3
	$89.3	$90.8

As at March 31, 2017, the net book value of simulators leased out to third parties is $56.5 million (2016 – $38.0 million).

Assets under finance lease, by category, with lease terms ending between May 2017 and October 2036, are as follows:

(amounts in millions)	2017	2016
Simulators
Cost	$222.4	$221.3
Accumulated depreciation	(117.8)	(113.3)
Net book value	$104.6	$108.0
Buildings
Cost	$69.0	$66.0
Accumulated depreciation	(23.5)	(20.5)
Net book value	$45.5	$45.5
Total net book value	$150.1	$153.5

NOTE 7 – intangible assets

		Capitalized		ERP and		Other
Goodwill		development	Customer	other		intangible
(amounts in millions)	(Note 20)	costs	relationships	software	Technology	assets	Total
Net book value at March 31, 2015	$487.4	$143.8	$96.5	$69.8	$19.0	$28.2	$844.7
Additions – internal development	-	35.6	-	15.6	-	-	51.2
Additions – acquired separately	-	-	1.9	-	-	0.8	2.7
Acquisition of subsidiaries (Note 3)	49.2	-	15.4	-	4.2	-	68.8
Amortization	-	(18.7)	(16.1)	(15.1)	(6.4)	(2.8)	(59.1)
Loss on measurement
to fair value	-	(4.3)	-	-	-	-	(4.3)
Transfers and others	-	0.4	(0.2)	(0.2)	(0.2)	-	(0.2)
Exchange differences	20.0	0.4	3.2	0.1	0.7	1.0	25.4
Net book value at March 31, 2016	$556.6	$157.2	$100.7	$70.2	$17.3	$27.2	$929.2
Additions – internal development	-	37.8	-	13.1	-	-	50.9
Additions – acquired separately	-	-	0.2	-	-	0.8	1.0
Acquisition of subsidiaries (Note 3)	4.9	-	23.6	0.6	-	-	29.1
Amortization	-	(24.3)	(19.6)	(17.3)	(4.8)	(3.1)	(69.1)
Transfers and others	-	(2.6)	(0.4)	(0.8)	(0.8)	7.4	2.8
Exchange differences	(1.5)	0.1	1.8	-	0.3	(0.6)	0.1
Net book value at March 31, 2017	$560.0	$168.2	$106.3	$65.8	$12.0	$31.7	$944.0

		Capitalized		ERP and		Other
	development		Customer	other		intangible
(amounts in millions)	Goodwill	costs	relationships	software	Technology	assets	Total
Cost	$556.6	$241.9	$179.4	$159.4	$50.6	$57.8	$1,245.7
Accumulated amortization	-	(84.7)	(78.7)	(89.2)	(33.3)	(30.6)	(316.5)
Net book value at March 31, 2016	$556.6	$157.2	$100.7	$70.2	$17.3	$27.2	$929.2
Cost	$560.0	$276.0	$202.9	$171.4	$50.7	$55.6	$1,316.6
Accumulated amortization	-	(107.8)	(96.6)	(105.6)	(38.7)	(23.9)	(372.6)
Net book value at March 31, 2017	$560.0	$168.2	$106.3	$65.8	$12.0	$31.7	$944.0

73 | CAE Annual Report 2017

Notes to the Consolidated Financial Statements

For the year ended March 31, 2017, amortization of $44.5 million (2016 – $38.5 million) has been recorded in cost of sales,
$23.2 million (2016 – $19.0 million) in research and development expenses and $1.4 million (2016 – $1.6 million) in selling, general and administrative expenses.

As at March 31, 2017, the average remaining amortization period for the capitalized development costs is 5.5 years
(2016 – 6.4 years).

The categories of capitalized development costs and ERP and other software both primarily consist of internally generated intangible assets.

The Company has no indefinite life intangible assets other than goodwill.

NOTE 8 – Other assets

(amounts in millions)			2017	2016
Restricted cash			$26.0	$27.0
Prepaid rent to a portfolio investment			28.5	22.7
Advances to a portfolio investment			39.7	46.9
Non-current receivables			134.8	122.6
Investment tax credits			223.1	199.1
Other			19.2	14.8
			$471.3	$433.1

The present value of future minimum lease payment receivables, included in the current and non-current receivables is as follows:

(amounts in millions)			2017	2016
Gross investment in finance lease contracts			$185.0	$174.9
Less: unearned finance income			76.3	72.7
Less: discounted unguaranteed residual values of leased assets			5.8	5.2
Present value of future minimum lease payment receivables			$102.9	$97.0

Future minimum lease payments from investments in finance lease contracts to be received are as follows:

(amounts in millions)		2017		2016
		Present value of		Present value of
	Gross	future minimum	Gross	future minimum
	Investment	lease payments	Investment	lease payments
No later than 1 year	$10.0	$7.9	$11.0	$5.2
Later than 1 year and no later than 5 years	47.1	22.5	39.5	16.4
Later than 5 years	127.9	72.5	124.4	75.4
	$185.0	$102.9	$174.9	$97.0

NOTE 9 – ACCOUNTs PAYABLE AND ACCRUED LIABILITIES

(amounts in millions)	2017	2016
Accounts payable trade	$317.1	$304.5
Accrued liabilities	353.3	327.5
Amounts due to related parties (Note 33)	15.3	20.1
Current portion of royalty obligations	9.5	8.7
	$695.2	$660.8

CAE Annual Report 2017 | 74

Notes to the Consolidated Financial Statements

NOTE 10 – contracts IN PROGRESS

(amounts in millions)	2017	2016
Contracts in progress: assets	$337.5	$339.1
Contracts in progress: liabilities	(191.9)	(174.7)
Contracts in progress: net assets	$145.6	$164.4

Details of contracts in progress are as follows:

(amounts in millions)	2017	2016
Aggregate amount of costs incurred plus recognized
profits (less recognized losses) to date	$2,800.1	$3,581.1
Less: progress billings	2,654.5	3,416.7
Contracts in progress: net assets	$145.6	$164.4

Advances received from customers on construction contracts related to work not yet commenced amounts to $20.2 million at
March 31, 2017 (2016 – $18.4 million). Construction contracts revenue recognized in fiscal 2017 amounts to $983.6 million
(2016 – $980.9 million).

NOTE 11 – provisionS

Restoration and simulator removal

In certain situations, simulators are installed at locations that are not owned by the Company. In some of these cases, the Company has an obligation to dismantle and remove the simulators from these sites and to restore the location to its original condition. A provision is recognized for the present value of estimated costs to be incurred to dismantle and remove the simulators from these sites and restore the location. The provision also includes amounts relating to leased land and building where restoration costs are contractually required at the end of the lease. Where such costs arise as a result of capital expenditure, these restoration costs are also capitalized.

Restructuring

Restructuring costs consist mainly of severances and other related costs.

Legal claims

The amount represents a provision for certain legal claims brought against the Company. The corresponding charge is recognized in income within selling, general and administrative expenses or other gains – net. Management’s best estimate is that the outcome of these legal claims will not give rise to any significant loss beyond the amounts provided at March 31, 2017.

Warranties

A provision is recognized for expected warranty claims on products sold based on past experience of the level of repairs and returns. It is expected that most of these costs will be incurred between 1 to 10 years. Assumptions used to calculate the provision for warranties were based on current sales levels and current information available about returns based on the warranty period of products sold.

Contingent consideration

A provision is recognized for contingent consideration arising from business combinations when the proceeds include a contingent consideration arrangement.

Changes in provisions are as follows:

Restoration					Contingent
(amounts in millions)	and removal	Restructuring	Legal	Warranties	consideration	Other	Total
Total provisions, beginning of year	$5.6	$22.4	$2.4	$6.9	$0.6	$2.3	$40.2
Additions	2.1	29.6	0.7	12.3	-	4.9	49.6
Acquisition of subsidiaries	-	-	-	31.8	-	12.8	44.6
Amounts used	-	(28.3)	(0.1)	(8.7)	(0.5)	(8.6)	(46.2)
Unused amounts reversed	(0.4)	(2.5)	-	(0.5)	-	(1.4)	(4.8)
Exchange differences	(0.2)	-	(0.1)	(0.6)	-	(0.2)	(1.1)
Total provisions, end of year	$7.1	$21.2	$2.9	$41.2	$0.1	$9.8	$82.3
Less: current portion	-	12.5	2.7	18.6	0.1	9.3	43.2
Long-term portion	$7.1	$8.7	$0.2	$22.6	$-	$0.5	$39.1

75 | CAE Annual Report 2017

Notes to the Consolidated Financial Statements

NOTE 12 – DEBT FACILITIES

Long-term debt, net of transaction costs is as follows:

(amounts in millions)	2017	2016
Total recourse debt	$1,192.8	$1,214.5
Total non-recourse debt (1)	62.6	58.4
Total long-term debt	$1,255.4	$1,272.9
Less: current portion of long-term debt	31.2	98.5
Less: current portion of finance leases	20.7	20.8
	$1,203.5	$1,153.6
(1) Non-recourse debt is a debt in a subsidiary for which recourse is limited to the assets, equity, interest and undertaking of such subsidiary and not CAE Inc.

Details of the recourse debt are as follows:

(amounts in millions)	2017	2016
Unsecured senior notes ($125.0 and US$225.0 maturing between December 2019 and December 2027), floating interest rates based on bankers’ acceptances rate plus a spread on $50.0 million and interest rates ranging from 3.59% and 4.15% for remaining $75.0 and US$225.0	$424.0	$416.8
Unsecured senior notes of US$60.0 maturing in June 2019 (2016 - $15.0 and US$105.0), interest rate of 7.66% payable semi-annually in June and December	77.9	149.2
Unsecured senior notes (US$100.0 maturing in August 2021 and US$50.0 maturing in August 2026), average blended rate of 4.47% payable semi-annually in August and February	199.3	194.6
Obligations under finance lease, with various maturities from May 2017 to October 2036, interest rates from 2.75% to 10.68%	173.3	166.4
Term loan maturing in June 2018 of US$14.6 and £2.8 (2016 – US$26.3 and £5.1), combined coupon rate of post-swap debt of 7.97% (2016 – 7.98%)	23.6	42.6
R&D obligation from a government agency maturing in July 2029 (i)	160.5	153.1
R&D obligation from a government agency maturing in July 2035 (ii)	92.0	58.2
Term loan maturing in January 2020 of €2.0 (2016 – €2.6), floating interest rate of EURIBOR plus a spread	2.7	3.7
Credit facility maturing in January 2020 of INR nil (2016 – INR 114.2) terminated in October 2016, interest based on floating interest rates in India prevailing at the time of each drawdown	-	2.2
Term loans, with maturities between October 2020 and December 2021, of US$18.7 (2016 – US$10.0), average blended rate of 3.64%	24.9	13.0
Other debt of US$11.0 maturing March 2024, floating interest of 0.67%	14.6	14.7
Total recourse debt, net amount	$1,192.8	$1,214.5

(i)        Represents an interest-bearing long-term obligation with the Government of Canada relative to Project Falcon, an R&D program that ended in fiscal 2014, for a maximum amount of $250.0 million. The discounted value of the debt recognized amounted to $160.5 million as at March 31, 2017 (2016 – $153.1 million);

(ii)       Represents an interest-bearing long-term obligation with the Government of Canada relative to Project Innovate, an R&D program extending over five and a half years, for a maximum amount of $250.0 million. The aggregate amount recognized in fiscal 2017 was $169.9 million (2016 – $110.9 million). The discounted value of the debt recognized amounted to $92.0 million as at March 31, 2017 (2016 – $58.2 million).

Revolving credit facility

The Company has access to a revolving unsecured term credit facility maturing in October 2018. The available facility amount is US$550.0 million with an option, subject to the lender’s consent, to increase to a total amount of up to US$850.0 million. The facility has covenants requiring a minimum fixed charge coverage and a maximum debt coverage. The applicable interest rate on this revolving term credit facility is at the option of the Company, based on the bank’s prime rate, bankers’ acceptance rates or LIBOR plus a spread which depends on the credit rating assigned by Standard & Poor’s Rating Services. As at March 31, 2017 and 2016, the Company had no outstanding borrowings under its revolving credit facility.

CAE Annual Report 2017 | 76

Notes to the Consolidated Financial Statements

Details of the non-recourse debt are as follows:

(amounts in millions)	2017	2016
Term loan maturing in October 2017 of £0.2 (2016 – £0.5), interest rate of 13.50%	$0.4	$1.0
Term loan maturing in March 2028 of US$47.1 (2016 – US$44.6), interest rate of LIBOR plus 2.50% (i)	62.2	57.4
Total non-recourse debt, net amount	$62.6	$58.4

(i)        Represents collateralized non-recourse financing for a term loan to finance a training centre in Brunei. The subsidiary may also avail an additional amount of up to US$12.0 million in the form of letters of credit.

Payments required to meet the retirement provisions of the long-term debt are as follows:

(amounts in millions)	2017	2016
No later than 1 year	$31.9	$99.3
Later than 1 year and no later than 5 years	414.8	253.7
Later than 5 years	638.2	757.0
Total payments required	$1,084.9	$1,110.0
Less: transaction costs	2.8	3.5
	$1,082.1	$1,106.5

The present value of the obligations under finance lease are as follows:

(amounts in millions)	2017	2016
Gross future minimum lease payments	$240.4	$236.8
Less: future finance charges on finance leases	58.3	62.6
Less: discounted guaranteed residual values of leased assets	8.8	7.8
Present value of future minimum lease payments	$173.3	$166.4

The future minimum lease payments of the obligations under finance lease are as follows:

(amounts in millions)		2017		2016
	Gross future	Present value of	Gross future	Present value of
minimum lease		future minimum	minimum lease	future minimum
	payments	lease payments	payments	lease payments
No later than 1 year	$30.1	$20.7	$30.0	$20.8
Later than 1 year and no later than 5 years	123.3	92.0	120.3	88.1
Later than 5 years	87.0	60.6	86.5	57.5
	$240.4	$173.3	$236.8	$166.4

As at March 31, 2017, the Company is in compliance with all of its financial covenants.

NOTE 13 – GOVERNMENT participation

The Company has agreements with various governments whereby the latter contribute a portion of the cost, based on expenditures incurred by the Company, of certain R&D programs for modeling, simulation and training services technology.

During fiscal 2014, the Company announced Project Innovate, an R&D program extending over five and a half years. The goal of Project Innovate is to expand the Company’s modeling and simulation technologies, develop new ones and continue to differentiate its service offering. Concurrently, the Government of Canada agreed to participate in Project Innovate through a repayable loan of up to $250 million made through the Strategic Aerospace and Defence Initiative (SADI).

During fiscal 2016, the Company amended and extended its Project New Core Markets, an R&D program, for an additional four years. The aim is to leverage the Company’s modeling, simulation and training services expertise in healthcare. The Quebec government, through Investissement Québec, agreed to participate up to $70 million in contributions related to costs incurred before the end of fiscal 2020.

During fiscal 2017, the Company announced that it is participating in project SimÉco 4.0, an R&D project under the SA2GE program. The aim of this project is the development of new products or processes which will further contribute to greenhouse gas emissions reductions. The government of Quebec, through the Ministry of Economy, Science and Innovation, and SA2GE have committed to contribute amounts up to 50% of eligible costs incurred by the Company to fiscal 2020.

See Notes 1 and 12 for explanations of the royalty obligations and debt.

CAE Annual Report 2017 | 77

Notes to the Consolidated Financial Statements

The following table provides aggregate information regarding net contributions recognized and amounts not yet received for the projects New Core Markets, Innovate and SimÉco 4.0:

(amounts in millions)	2017	2016
Net outstanding contribution receivable, beginning of year	$7.7	$8.8
Contributions	33.3	28.3
Payments received	(34.7)	(29.4)
Net outstanding contribution receivable, end of year	$6.3	$7.7

The aggregate contributions recognized for all programs are as follows:
(amounts in millions)	2017	2016
Contributions credited to capitalized expenditures:
Project New Core Markets	$2.3	$0.9
Project Innovate	4.1	7.0
Project SimÉco 4.0	1.1	-
Contributions credited to income:
Project New Core Markets	2.4	2.9
Project Innovate	23.2	17.5
Project SimÉco 4.0	0.2	-
Total contributions:
Project New Core Markets	$4.7	$3.8
Project Innovate	27.3	24.5
Projet SimÉco 4.0	1.3	-

There are no unfulfilled conditions or unfulfilled contingencies attached to these government contributions.

NOTE 14 – employee benefit OBLIGATIONS

Defined benefit plans

The Company has three registered funded defined benefit pension plans in Canada (two for employees and one for designated executives) that provide benefits based on length of service and final average earnings. The Company also maintains funded pension plans for employees in the Netherlands and United Kingdom that provide benefits based on similar provisions.

The Company’s annual contributions, to fund both benefits accruing in the year and deficits accumulated over prior years, and the plans’ financial position are determined based on the actuarial valuations. Applicable pension legislations prescribe minimum funding requirements.

In addition, the Company maintains unfunded plans in Canada, Germany and Norway that provide defined benefits based on length of service and final average earnings. These unfunded plans are the sole obligation of the Company, and there is no requirement to fund them. However, the Company is obligated to pay the benefits when they become due. As at March 31, 2017, the unfunded defined benefit pension obligations are $79.1 million (2016 – $76.6 million) and the Company has issued letters of credit totalling $59.1 million (2016 – $58.4 million) to collateralize these obligations under the Canadian plan.

The funded plans are trustee administered funds. Plan assets held in trusts are governed by local regulations and practices in each country, as is the nature of the relationship between the Company and the trustees and their composition. Responsibility for governance of the plans, including investment decisions and contribution schedules, lies jointly with the Company and the board of trustees.

In fiscal 2016, the Company discontinued its Norway defined benefit plans and transferred its employees to defined contribution plans resulting in a gain on curtailment and settlement of $1.1 million. In addition, upon the acquisition of BMAT, the Company assumed a funded defined benefit plan and a post-employment benefit (OPEB) plan, resulting in additional pension obligation of $4.4 million and $1.0 million respectively. In addition, the Company assumed a defined contribution plan.

The employee benefit obligations are as follows:

(amounts in millions)	2017	2016
Funded defined benefit pension obligations	$541.3	$521.2
Fair value of plan assets	462.7	429.8
Funded defined benefit pension obligations – net	78.6	91.4
Unfunded defined benefit pension obligations	79.1	76.6
Employee benefit obligations	$157.7	$168.0

CAE Annual Report 2017 | 78

Notes to the Consolidated Financial Statements

The changes in the funded defined benefit pension obligations and the fair value of plan assets are as follows:

(amounts in millions)			2017			2016
	Canadian	Foreign	Total	Canadian	Foreign	Total
Pension obligations, beginning of year	$468.9	$52.3	$521.2	$450.8	$70.1	$520.9
Current service cost	22.0	1.2	23.2	25.8	2.7	28.5
Interest cost	16.5	1.3	17.8	15.5	1.3	16.8
Past service cost, settlements
and curtailments	-	-	-	(0.3)	(7.1)	(7.4)
Actuarial loss (gain) arising from:
Experience adjustments	1.4	0.3	1.7	(7.8)	(3.4)	(11.2)
Economic assumptions	13.5	1.8	15.3	(32.2)	(14.0)	(46.2)
Demographic assumptions	(19.1)	0.5	(18.6)	-	(0.7)	(0.7)
Employee contributions	5.7	0.2	5.9	5.5	0.3	5.8
Pension benefits paid	(21.5)	(1.1)	(22.6)	(18.0)	(1.2)	(19.2)
Acquisition of subsidiaries	-	-	-	29.6	-	29.6
Exchange differences	-	(2.6)	(2.6)	-	4.3	4.3
Pension obligations, end of year	$487.4	$53.9	$541.3	$468.9	$52.3	$521.2
Fair value of plan assets, beginning of year	$382.9	$46.9	$429.8	$356.2	$54.8	$411.0
Interest income	13.6	1.1	14.7	12.5	1.0	13.5
Return on plan assets, excluding amounts
included in interest income	19.1	0.3	19.4	(19.2)	(6.9)	(26.1)
Employer contributions	17.2	1.7	18.9	21.6	1.3	22.9
Employee contributions	5.7	0.2	5.9	5.5	0.3	5.8
Pension benefits paid	(21.5)	(1.1)	(22.6)	(18.0)	(1.2)	(19.2)
Settlements	-	-	-	-	(6.0)	(6.0)
Acquisition of subsidiaries	-	-	-	25.2	-	25.2
Administrative costs	(1.1)	(0.1)	(1.2)	(0.9)	(0.1)	(1.0)
Exchange differences	-	(2.2)	(2.2)	-	3.7	3.7
Fair value of plan assets, end of year	$415.9	$46.8	$462.7	$382.9	$46.9	$429.8

The changes in the unfunded defined benefit pension obligations are as follows:

(amounts in millions)			2017			2016
	Canadian	Foreign	Total	Canadian	Foreign	Total
Pension obligations, beginning of year	$62.9	$13.7	$76.6	$62.2	$13.6	$75.8
Current service cost	2.2	-	2.2	2.9	-	2.9
Interest cost	1.9	0.2	2.1	2.0	0.2	2.2
Past service cost, settlements
and curtailments	-	0.1	0.1	-	-	-
Actuarial (gain) loss arising from:
Experience adjustments	1.1	-	1.1	(0.9)	0.2	(0.7)
Economic assumptions	1.0	0.3	1.3	(1.1)	(0.7)	(1.8)
Demographic assumptions	-	-	-	-	-	-
Pension benefits paid	(2.9)	(0.7)	(3.6)	(3.2)	(0.7)	(3.9)
Acquisition of subsidiaries	-	-	-	1.0	-	1.0
Exchange differences	-	(0.7)	(0.7)	-	1.1	1.1
Pension obligations, end of year	$66.2	$12.9	$79.1	$62.9	$13.7	$76.6

| CAE Annual Report 2017

Notes to the Consolidated Financial Statements

The net pension cost is as follows:
Years ended March 31
(amounts in millions)			2017			2016
	Canadian	Foreign	Total	Canadian	Foreign	Total
Funded plans
Current service cost	$22.0	$1.2	$23.2	$25.8	$2.7	$28.5
Interest cost	16.5	1.3	17.8	15.5	1.3	16.8
Interest income	(13.6)	(1.1)	(14.7)	(12.5)	(1.0)	(13.5)
Past service cost, settlements
and curtailments	-	-	-	(0.3)	(1.1)	(1.4)
Administrative cost	1.1	0.1	1.2	0.9	0.1	1.0
Net pension cost	$26.0	$1.5	$27.5	$29.4	$2.0	$31.4
Unfunded plans
Current service cost	$2.2	$-	$2.2	$2.9	$-	$2.9
Interest cost	1.9	0.2	2.1	2.0	0.2	2.2
Past service cost, settlements
and curtailments	-	0.1	0.1	-	-	-
Net pension cost	$4.1	$0.3	$4.4	$4.9	$0.2	$5.1
Total net pension cost	$30.1	$1.8	$31.9	$34.3	$2.2	$36.5

For the year ended March 31, 2017, pension costs of $12.5 million (2016 – $13.5 million) have been charged in cost of sales,
$4.9 million (2016 – $4.5 million) in research and development expenses, $8.2 million (2016 – $11.9 million) in selling, general and administrative expenses, $5.2 million (2016 – $5.5 million) in finance expense and $1.1 million (2016 – $1.4 million) were capitalized. In fiscal 2017, no curtailment and settlement is included in restructuring costs (2016 – $0.3 million).

As at March 31, 2017, the total cumulative amount of net actuarial losses before income taxes recognized in OCI was $150.8 million (2016 – $169.4 million).

The fair value of the plan assets, by major categories, are as follows:

(amounts in millions)	2017			2016
	Quoted	Unquoted	Total	Quoted	Unquoted	Total
Canadian plans
Equity funds
Canadian	$-	$110.0	$110.0	$-	$96.3	$96.3
Foreign	-	122.3	122.3	-	104.1	104.1
Bond funds
Government	-	116.4	116.4	-	114.7	114.7
Corporate	-	34.6	34.6	-	33.3	33.3
Other	-	-	-	-	-	-
Cash and cash equivalents	-	-	-	-	-	-
Other	-	32.6	32.6	-	34.5	34.5
Total Canadian plans	$-	$415.9	$415.9	$-	$382.9	$382.9
Foreign plans
Equity instruments	$2.4	$-	$2.4	$2.5	$-	$2.5
Debt instruments
Government	-	-	-	0.9	-	0.9
Corporate	1.5	-	1.5	1.1	-	1.1
Other	1.2	-	1.2	0.6	-	0.6
Property	-	0.1	0.1	-	0.1	0.1
Cash and cash equivalents	-	0.3	0.3	-	0.1	0.1
Other(1)	-	41.3	41.3	-	41.6	41.6
Total Foreign plans	$5.1	$41.7	$46.8	$5.1	$41.8	$46.9
Total plans	$5.1	$457.6	$462.7	$5.1	$424.7	$429.8
(1)Includes an insurance policy to cover a portion of the defined benefit obligation.

As at March 31, 2017 and March 31, 2016, there were no ordinary shares of the Company in the pension plan assets.

80 | CAE Annual Report 2017

Notes to the Consolidated Financial Statements

Significant assumptions (weighted average):

	Canadian		Foreign
	2017	2016	2017	2016
Pension obligations as at March 31:
Discount rate	3.78%	3.97%	2.05%	2.26%
Compensation rate increases	3.50%	3.50%	2.82%	2.86%
Net pension cost for years ended March 31:
Discount rate	3.96%	3.63%	2.26%	1.82%
Compensation rate increases	3.50%	3.49%	2.86%	2.92%

Assumptions regarding future mortality are based on actuarial advice in accordance with published statistics and mortality tables and experience in each territory. The mortality tables and the average life expectancy in years for a member age 45 and 65 are as follows:

As at March 31, 2017		Life expectancy over 65 for a member
(in years)			Male		Female
Country	Mortality table	at age 45	at age 65	at age 45	at age 65
Canada	CPM private tables (employees)	22.4	21.3	24.7	23.7
Canada	CPM private tables (designated executives)	23.9	22.9	25.4	24.4
Canada	CPM private tables (CMAT)	22.7	21.6	25.0	24.0
Netherlands	AG2016	23.8	21.5	26.2	23.8
Germany	Heubeck RT2005G	21.8	19.3	25.7	23.2
Norway	K2013	22.8	22.1	26.5	25.4
United Kingdom	S1PA	24.3	22.6	26.8	24.9

As at March 31, 2016		Life expectancy over 65 for a member
(in years)			Male		Female
Country	Mortality table	at age 45	at age 65	at age 45	at age 65
Canada	CPM private tables (employees)	22.4	21.3	24.6	23.6
Canada	CPM private tables (designated executives)	23.9	22.8	25.3	24.4
Canada	CPM private tables (CMAT)	22.7	21.5	25.0	24.0
Netherlands	AG2014	23.7	21.3	25.7	23.5
Germany	Heubeck RT2005G	21.6	19.0	25.6	23.1
Norway	K2013	22.7	22.0	26.3	25.3
United Kingdom	S1PA	23.1	21.3	25.6	23.6

The weighted average duration of the defined benefit obligation is 18.01 years.

The following table summarizes the impact on the defined benefit obligation as a result of a 0.25% change in the significant assumptions as at March 31, 2017:

	Funded plans		Unfunded plans
	Canadian	Foreign	Canadian	Foreign	Total
Discount rate:
Increase	$(20.8)	$(2.6)	$(2.0)	$(0.4)	$(25.8)
Decrease	22.4	2.8	2.3	0.4	27.9
Compensation rate:
Increase	5.6	0.1	0.4	-	6.1
Decrease	(5.4)	(0.1)	(0.4)	-	(5.9)

Through its defined benefit plans, the Company is exposed to a number of risks, the most significant being the exposure to asset volatility, to changes in bond yields and to changes in life expectancy. The plan liabilities are calculated using a discount rate set with reference to corporate bond yields, if plan assets underperform against this yield, this will create a deficit. A decrease in corporate bond yields will increase plan liabilities, although this will be partially offset by an increase in the value of the plans’ bond holdings. The plans’ obligations are to provide benefits for the duration of the life of its members, therefore, increases in life expectancy will result in an increase in the plans’ liabilities.

CAE Annual Report 2017 | 81

Notes to the Consolidated Financial Statements

Contributions reflect actuarial assumptions of future investment returns, salary projections and future service benefits. The expected employer contributions for the next fiscal year is as follows:

		Funded plans	Unfunded plans
(amounts in millions)	Canadian	Foreign	Canadian	Foreign	Total
Expected contributions – fiscal 2018	$18.2	$1.9	$2.6	$0.6	$23.3

NOTE 15 – DEFERRED GAINS AND OTHER non-CURRENT LIABILITIES

(amounts in millions)	2017	2016
Deferred gains on sale and leasebacks (1)	$23.1	$26.4
Deferred revenue	116.9	86.0
Share-based compensation obligations (Note 24)	62.5	40.0
Purchase options	1.6	1.5
Other	13.7	18.8
	$217.8	$172.7
(1) The related amortization for the year amounted to $3.7 million (2016 – $3.6 million).

NOTE 16 – iNCOME TAXEs

Income tax expense
A reconciliation of income taxes at Canadian statutory rates with the reported income taxes is as follows:

Years ended March 31	2017	2016
Earnings before income taxes	$292.3	$260.3
Canadian statutory income tax rates	26.95%	26.95%
Income taxes at Canadian statutory rates	$78.8	$70.2
Difference between Canadian and Foreign statutory rates	(10.6)	(8.9)
Unrecognized tax benefits	10.3	5.6
Tax benefit of operating losses not previously recognized	(7.7)	(2.6)
Non-taxable capital (gain) loss	(1.3)	0.5
Tax impact on equity accounted investees	(12.3)	(10.6)
Non-deductible items	0.7	0.6
Prior years' tax adjustments and assessments	(13.0)	(29.0)
Impact of change in income tax rates on deferred income taxes	0.4	0.4
Non-taxable research and development tax credits	(0.6)	(2.3)
Other tax benefits not previously recognized	(9.5)	(3.5)
Income tax expense	$35.2	$20.4

The applicable statutory tax rate is 26.95% in fiscal 2017 (2016 – 26.95%). The Company's applicable tax rate is the Canadian combined rates applicable in the jurisdictions in which the Company operates.

Significant components of the provision for the income tax expense are as follows:

(amounts in millions)	2017	2016
Current income tax expense (recovery):
Current period	$21.0	$23.5
Adjustment for prior years	(12.2)	(28.1)
Deferred income tax (recovery) expense:
Tax benefit not previously recognized used to reduce the deferred tax expense	(17.2)	(6.1)
Impact of change in income tax rates on deferred income taxes	0.4	0.4
Origination and reversal of temporary differences	43.2	30.7
Income tax expense	$35.2	$20.4

Income tax recognized in OCI

During fiscal 2017, a deferred tax expense of $7.7 million was recorded in OCI (2016 – $16.1 million). No current income tax expense (recovery) was recognized in OCI for fiscal 2017 nor fiscal 2016.

82 | CAE Annual Report 2017

Notes to the Consolidated Financial Statements

Deferred tax assets and liabilities
Movements in temporary differences during fiscal year 2017 are as follows:
				Recognized in
				discontinued
				operation and
				transferred
	Balance	Recognized	Recognized	from assets	Acquisition of	Exchange	Balance
	beginning of year	in income	in OCI	held for sale	subsidiaries	differences	end of year
Non-capital loss carryforwards	$49.4	$0.6	$-	$0.4	$-	$0.1	$50.5
Intangible assets	(74.1)	(3.0)	-	-	(7.1)	0.1	(84.1)
Amounts not currently deductible	34.3	14.0	-	-	-	0.2	48.5
Deferred revenue	25.4	(10.2)	-	-	10.5	0.1	25.8
Tax benefit carryover	5.7	0.2	-	-	-	0.1	6.0
Unclaimed research and
development expenditures	24.1	(3.9)	-	-	-	-	20.2
Investment tax credits	(56.7)	(3.3)	-	-	-	-	(60.0)
Property, plant and equipment	(131.6)	(17.5)	-	-	3.3	(3.1)	(148.9)
Unrealized (gains) losses
on foreign exchange	(16.1)	(1.3)	1.5	-	-	(0.1)	(16.0)
Financial instruments	(1.0)	2.1	(4.1)	-	-	-	(3.0)
Government particpation	(24.9)	(2.5)	-	-	-	-	(27.4)
Employee benefit plans	41.7	3.1	(5.1)	-	-	(0.1)	39.6
Percentage-of-completion versus
completed contract	(40.6)	(5.0)	-	-	-	0.2	(45.4)
Other	(1.9)	0.3	-	-	-	-	(1.6)
Net deferred income tax (liabilities) assets	$(166.3)	$(26.4)	$(7.7)	$0.4	$6.7	$(2.5)	$(195.8)

Movements in temporary differences during fiscal year 2016 are as follows:

			Recognized in
	Balance	Recognized	Recognized	discontinued	Acquisition of	Exchange	Balance
(amounts in millions)	beginning of year	in income	in OCI	operation	subsidiaries	differences	end of year
Non-capital loss carryforwards	$50.8	$(3.1)	$-	$-	$-	$1.7	$49.4
Intangible assets	(74.0)	4.8	-	-	(4.1)	(0.8)	(74.1)
Amounts not currently deductible	26.3	7.5	-	-	0.3	0.2	34.3
Deferred revenue	7.2	(2.3)	-	-	20.5	-	25.4
Tax benefit carryover	0.4	5.4	-	-	-	(0.1)	5.7
Unclaimed research and
development expenditures	11.6	12.5	-	-	-	-	24.1
Investment tax credits	(44.5)	(12.2)	-	-	-	-	(56.7)
Property, plant and equipment	(109.3)	(20.2)	-	-	-	(2.1)	(131.6)
Unrealized gains
on foreign exchange	(13.1)	(0.6)	(2.4)	-	-	-	(16.1)
Financial instruments	7.5	(4.1)	(4.4)	-	-	-	(1.0)
Government participation	(16.5)	(8.4)	-	-	-	-	(24.9)
Employee benefit plans	46.2	3.2	(9.3)	-	1.2	0.4	41.7
Percentage-of-completion versus
completed contract	(33.7)	(6.7)	-	-	-	(0.2)	(40.6)
Other	(1.8)	(0.8)	-	0.7	-	-	(1.9)
Net deferred income tax (liabilities) assets	$(142.9)	$(25.0)	$(16.1)	$0.7	$17.9	$(0.9)	$(166.3)

As at March 31, 2017, taxable temporary differences of $834.2 million (2016 – $730.8 million) related to investments in foreign operations, including subsidiaries and interests in joint ventures has not been recognized, because the Company controls whether the liability will be incurred and it is satisfied that it will not be incurred in the foreseeable future.

83 | CAE Annual Report 2017

The non-capital losses incurred in various jurisdictions expire as follows:
(amounts in millions)
Expiry date	Unrecognized	Recognized
2018	$1.3	$-
2019	1.5	-
2020	2.7	2.0
2021	2.1	5.7
2022	2.4	3.7
2023	6.3	-
2024 – 2037	65.7	44.3
No expiry date	101.8	133.8
	$183.8	$189.5

As at March 31, 2017, the Company has $292.6 million (2016 – $268.6 million) of deductible temporary differences for which deferred tax assets have not been recognized. These amounts will reverse during a period of up to 30 years. The Company also has
$0.9 million (2016 – $0.9 million) of accumulated capital losses carried forward for which deferred tax assets have not been recognized. These capital losses can be carried forward indefinitely.

NOTE 17 – SHARE CAPITAL, Earnings per share and dividends

Share capital

Authorized shares

The Company is authorized to issue an unlimited number of common shares without par value and an unlimited number of preferred shares without par value, issuable in series.

The preferred shares may be issued with rights and conditions to be determined by the Board of Directors, prior to their issue. To date, the Company has not issued any preferred shares.

Repurchase and cancellation of common shares

On February 19, 2016, the Company announced that it received approval from the Toronto Stock Exchange (TSX) to purchase, by way of a normal course issuer bid (NCIB) up to 5,398,643 of its common shares, representing 2% of the 269,932,164 issued and outstanding common shares as of February 12, 2016. The NCIB began on February 23, 2016, and ended on February 22, 2017.

On February 14, 2017 the Company announced the renewal of the NCIB to purchase up to 5,366,756 of its common shares, representing 2% of the 268,337,816 issued and outstanding common shares as of February 9, 2017. The NCIB began on
February 23, 2017 and will end on February 22, 2018 or on such earlier date when the Company completes its purchases or elects to terminate the NCIB. These purchases will be made on the open market plus brokerage fees through the facilities of the TSX and/or alternative trading systems at the prevailing market price at the time of the transaction, in accordance with the TSX’s applicable policies. All common shares purchased pursuant to the NCIB will be cancelled.

As at March 31, 2017, the Company had repurchased and cancelled a total of 2,490,900 common shares (2016 – 515,200), at a weighted average price of $16.73 per common share (2016 – $15.01), for a total consideration of $41.7 million (2016 – $7.7 million). An excess of $36.1 million (2016 – $6.6 million) of the shares’ repurchase value over their carrying amount  was charged to retained earnings as share repurchase premiums.

Issued shares

A reconciliation of the issued and outstanding common shares of the Company is presented in the consolidated statement of changes in equity. As at March 31, 2017, the number of shares issued and that are fully paid amount to 268,397,224
(2016 – 269,634,816).

Earnings per share computation
The denominators for the basic and diluted earnings per share computations are as follows:

Years ended March 31	2017	2016
Weighted average number of common shares outstanding	268,693,589	268,804,733
Effect of dilutive stock options	903,690	391,613
Weighted average number of common shares outstanding for diluted earnings per share calculation	269,597,279	269,196,346

As at March 31, 2017, options to acquire 46,700 common shares (2016 – 1,645,600) have been excluded from the above calculation since their inclusion would have had an anti-dilutive effect.

84 | CAE Annual Report 2017

Notes to the Consolidated Financial Statements

Dividends

The dividends declared for fiscal 2017 were $84.6 million or $0.315 per share (2016 – $80.1 million or $0.295 per share).

NOTE 18 – ACCUMULATED OTHER COMPREHENSIVE INCOME

							Share in the other
					Net changes in		comprehensive
	Foreign currency		Net changes in		available-for-sale		income of equity
As at March 31	translation		cash flow hedges		financial instruments		accounted investees			Total
(amounts in millions)	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
Balances, beginning of year	$180.0	$152.2	$(15.6)	$(27.6)	$0.7	$0.6	$55.6	$52.1	$220.7	$177.3
OCI	(31.4)	27.8	11.3	12.0	(0.2)	0.1	(6.7)	3.5	(27.0)	43.4
Balances, end of year	$148.6	$180.0	$(4.3)	$(15.6)	$0.5	$0.7	$48.9	$55.6	$193.7	$220.7

NOTE 19 – EMPLOYEE COMPENSATION

The total employee compensation expense recognized in the determination of net income is as follows:

(amounts in millions)	2017	2016
Salaries and other short-term employee benefits	$838.4	$786.9
Share-based payments, net of equity swap (Note 24)	40.4	22.5
Post-employment benefits – defined benefit plans (Note 14)	30.8	35.1
Post-employment benefits – defined contribution plans	12.4	9.5
Termination benefits	11.2	23.0
Total employee compensation expense(1)	$933.2	$877.0

(1)Certain members of key management may have employment agreements with clauses for payment in case of termination without cause and payment in case of termination of employment following a change in control. All such employment agreements are for an indeterminate term. Please refer to the 2017 CAE Inc. Management Proxy Circular for more information.

NOTE 20 – impairment of non-financial assets

Goodwill is monitored by management at the operating segment level.

The carrying amount of goodwill allocated to the Company's CGUs per operating segment is as follows:

	Civil Aviation	Defence
Training Solutions		and Security	Healthcare	Total
Net book value at March 31, 2015	$183.3	$165.1	$139.0	$487.4
Acquisition of subsidiaries (Note 3)	-	49.2	-	49.2
Exchange differences	14.3	2.6	3.1	20.0
Net book value at March 31, 2016	$197.6	$216.9	$142.1	$556.6
Acquisition of subsidiaries (Note 3)	3.3	1.6	-	4.9
Exchange differences	(6.9)	2.0	3.4	(1.5)
Net book value at March 31, 2017	$194.0	$220.5	$145.5	$560.0

Goodwill is allocated to CGUs or a group of CGUs, which generally corresponds to the Company’s operating segments or one level below.

The Company’s impairment test for goodwill is based on level 3 fair value less costs of disposal calculations and uses valuation models such as the discounted cash flows model. The cash flows are derived from the projections approved by management for the next five years. Cash flow projections take into account past experience and represent management’s best estimate about future developments and form part of the Company’s strategic plan approved annually by the Board of Directors. Cash flows after the five year period are extrapolated using a constant growth rate of 2% for Civil Aviation Training Solutions as well as for Defence and Security, and 3% for Healthcare. For fiscal 2017, the post-tax discount rates were derived from the respective CGUs’ representative weighted average cost of capital, which range from 6.5% to 9%.

 | CAE Annual Report 2017

Notes to the Consolidated Financial Statements

In fiscal 2016, an impairment loss of $1.7 million was recognized in Civil Aviation Training Solutions cost of sales following the decision to sell an asset. The recoverable amount of $1.8 million was estimated using its fair value, based on a level 3 market price, less costs of disposal.

NOTE 21 – other gains – net

(amounts in millions)	2017	2016
Disposals of property, plant and equipment	$7.7	$-
Net foreign exchange gains	0.1	4.6
Net loss on litigation	(1.1)	(1.9)
Termination of customer agreements	-	(2.4)
Reversal of royalty obligations	-	20.0
Other	6.0	3.9
Other gains – net	$12.7	$24.2

NOTE 22 – Restructuring, Integration and acquisition costs

	2017	2016
Restructuring costs (Note 11)	$27.1	$28.9
Integration costs	7.0	-
Acquisition costs (Note 3)	1.4	-
Restructuring, integration and acquisition costs	$35.5	$28.9

Restructuring costs

Restructuring costs are related to the Company’s process improvement program implemented during fiscal 2016 and to the acquisition of LMCFT on May 2, 2016. These costs consist mainly of severances, costs to exit leases and other related costs, including the associated employee benefits obligation expense. The restructuring costs related to the Company’s process improvement program and to the acquisition of LMCFT were completed during fiscal 2017.

Integration costs

Integration costs represent incremental costs directly related to the integration of LMCFT in the Company’s ongoing activities. This primarily includes expenditures related to regulatory and process standardization, systems integration and other activities.

Acquisition costs

Acquisition costs represent costs directly related to the acquisition of LMCFT. These costs include expenses, fees, commissions and other costs associated with the collection of information, negotiation of contracts, risk assessments, and the services of lawyers, advisors and specialists.

NOTE 23 – FINANCE EXPENSE – NET

	2017	2016
Finance expense:
Long-term debt (other than finance leases)	$53.7	$55.8
Finance leases	10.5	10.5
Royalty obligations	10.6	8.0
Employee benefits obligations (Note 14)	5.2	5.5
Financing cost amortization	1.5	1.4
Provisions and other non-current liabilities	0.1	1.2
Other	5.6	6.0
Borrowing costs capitalized (1)	(3.2)	(3.7)
Finance expense	$84.0	$84.7
Finance income:
Loans and finance lease contracts	$(8.2)	$(7.9)
Other	(3.4)	(1.6)
Finance income	$(11.6)	$(9.5)
Finance expense – net	$72.4	$75.2
(1) The average capitalization rate used during fiscal 2017 to determine the amount of borrowing costs eligible for capitalization was 4.37% (2016 – 4.00%).

CAE Annual Report 2017 | 86

Notes to the Consolidated Financial Statements

NOTE 24 – SHARE-BASED PAYMENTS

The Company’s share-based payment plans consist of two categories: an equity-settled share-based payment plan comprised of the Employee Stock Option Plan (ESOP); and cash‑settled share‑based payments plans that include the Employee Stock Purchase Plan (ESPP), the Executive Deferred Share Unit (EDSU) plan, the Deferred Share Unit (DSU) plan, the Long‑Term Incentive Time Based plans and the Long-Term Incentive Performance Based plans. The Long-Term Incentive – Deferred Share Unit (LTI-DSU) plan and the Long-Term Incentive – Time Based Restricted Share Unit (LTI-TB RSU) plan are time based plans while the Long-Term Incentive – Restricted Share Unit (LTI-RSU) plan and the Long-Term Incentive – Performance Share Unit (LTI-PSU) plan are performance based plans.

The effect of share-based payment arrangements in the consolidated income statement and in the consolidated statement of financial position are as follows as at, and for the years ended March 31:

		Compensation	Recognized in the consolidated
	cost		statement of financial position
	2017	2016	2017	2016
Cash-settled share-based compensation:
ESPP	$6.8	$6.3	$-	$-
DSU	5.5	1.9	(14.1)	(10.5)
LTI-DSU	7.2	1.7	(23.9)	(19.4)
LTI-TB RSU	4.5	2.5	(8.1)	(3.6)
LTI-RSU	-	2.8	-	(7.0)
LTI-PSU	23.5	5.0	(31.1)	(7.7)
Total cash-settled share-based compensation	$47.5	$20.2	$(77.2)	$(48.2)
Equity-settled share-based compensation:
ESOP	$3.7	$3.7	$(19.4)	$(18.3)
Total equity-settled share-based compensation	$3.7	$3.7	$(19.4)	$(18.3)
Total share-based compensation cost	$51.2	$23.9	$(96.6)	$(66.5)

For the year ended March 31, 2017, share-based compensation costs of $0.3 million (2016 – $0.4 million) were capitalized.

The Company entered into equity swap agreements with two major Canadian financial institutions in order to reduce its earnings exposure related to the fluctuation in the Company’s share price relating to the DSU and Long-Term Incentive Time Based plans (see Note 29 and Note 30). The recovery recognized in fiscal 2017 amounts to $10.5 million (2016 – $1.0 million).

The share-based payment plans are described below. There have been no plan cancellations during fiscal 2017 or fiscal 2016.

Employee Stock Option Plan

Under the Company’s long-term incentive program, options may be granted to key employees to purchase common shares of the Company at a subscription price of 100% of the market value at the date of the grant. Market value is determined as the weighted average closing price of the common shares on the Toronto Stock Exchange (TSX) of the five days of trading prior to the effective date of the grant.

As at March 31, 2017, a total of 15,924,289 common shares (2016 – 6,954,014) remained authorized for issuance under the Employee Stock Option Plan (ESOP). The options are exercisable during a period not to exceed seven years (six years for options issued before March 31, 2011), and are not exercisable during the first 12 months after the date of the grant. The right to exercise all of the options vests over a period of four years of continuous employment from the grant date. Upon termination of employment at retirement, unvested options continue to vest following the retiree’s retirement date, subject to the four year vesting period. However, if there is a change of control of the Company, the options outstanding become immediately exercisable by option holders. Options are adjusted proportionately for any stock dividends or stock splits attributed to the common shares of the Company.

Outstanding options are as follows:
Years ended March 31		2017		2016
		Weighted		Weighted
	Number	average exercise	Number	average exercise
	of options	price (CAD$)	of options	price (CAD$)
Options outstanding, beginning of year	4,834,725	$13.30	5,027,316	$11.46
Granted	2,073,600	16.19	1,747,400	15.13
Exercised	(1,029,725)	12.25	(1,654,005)	9.61
Forfeited	(336,975)	14.50	(281,336)	13.41
Expired	-	-	(4,650)	14.66
Options outstanding, end of year	5,541,625	$14.51	4,834,725	$13.30
Options exercisable, end of year	1,483,450	$12.57	1,098,075	$11.90

87 | CAE Annual Report 2017

Notes to the Consolidated Financial Statements

Summarized information about the Company's ESOP as at March 31, 2017 is as follows:
		Options Outstanding		Options Exercisable
Range of	Number of	Weighted	Weighted	Number of	Weighted
exercise prices	options	average remaining	average exercise	options	average exercise
(CAD$)	outstanding	contractual life (years)	price (CAD$)	exercisable	price (CAD$)
$9.60 to $11.02	1,147,025	2.92	$10.79	782,150	$10.68
$12.65 to $15.00	1,092,600	4.12	14.57	443,150	14.39
$15.14 to $18.06	3,302,000	5.77	15.78	258,150	15.14
Total	5,541,625	4.86	$14.51	1,483,450	$12.57

The weighted average market share price for share options exercised in 2017 was $17.14 (2016 – $15.04).

For the year ended March 31, 2017, compensation cost for CAE’s stock options of $3.7 million (2016 – $3.7 million) was recognized with a corresponding credit to contributed surplus using the fair value method of accounting for awards that were granted since fiscal 2012.

The assumptions used for the purpose of the option calculations outlined in this note are presented below:
	2017	2016
Weighted average assumptions used in the Black-Scholes options pricing model:
Weighted average share price	$16.43	$14.86
Exercise price	$16.19	$15.13
Dividend yield	1.83%	1.89%
Expected volatility	19.65%	20.12%
Risk-free interest rate	0.75%	0.85%
Expected option term	4 years	4 years
Weighted average fair value option granted	$2.20	$1.91

Expected volatility is estimated by considering historical average share price volatility over the option's expected term.

Employee Stock Purchase Plan

The Company maintains an Employee Stock Purchase Plan (ESPP) to enable employees of the Company and its participating subsidiaries to acquire CAE common shares through regular payroll deductions or a lump-sum payment plus employer contributions. The Company and its participating subsidiaries match the first $500 employee contribution and contribute $1 for every $2 of additional employee contributions, up to a maximum of 3% of the employee’s base salary.

Deferred Share Unit Plans

In fiscal 2017, CAE adopted an Executive Deferred Share Unit (EDSU) plan. The purpose of the plan is to attract and retain talented individuals to serve as officers and executives of the Company and to promote a greater alignment of interests between the executives and shareholders of CAE. Under this plan, Canadian and U.S.-based executives can elect to defer a portion or entire short-term incentive payment to the EDSU plan on an annual basis. Such deferred short-term incentive amount is converted to EDSUs based on the volume weighted average price of the common shares on the TSX during the last five trading days prior to the date on which such incentive compensation becomes payable to the executive. The EDSU is equal in value to one common share of CAE. The units also accrue dividend equivalents payable in additional units in an amount equal to dividends paid on CAE common shares. EDSUs mature upon termination of employment, whereupon holders are entitled to receive a lump sum cash payment equal to the number of EDSUs credited to their account as of that date multiplied the volume weighted average price of the common shares on the TSX during the last five trading days prior to the settlement date.

The Company also maintains a Deferred Share Unit (DSU) plan for executives, under which units are no longer granted, whereby an executive elected to receive cash incentive compensation in the form of deferred share units. A DSU is equal in value to one common share of the Company. The units were issued on the basis of the average closing board lot sale price per share of CAE common shares on the TSX during the last 10 days on which such shares traded prior to the date of issue. The units also accrue dividend equivalents payable in additional units in an amount equal to dividends paid on CAE common shares. DSUs mature upon termination of employment, whereupon an executive is entitled to receive a cash payment equal to the fair market value, determined as the average closing board lot sale price per share of CAE common shares on the TSX during the last 10 days on which such shares traded prior to the settlement date, of the equivalent number of common shares, net of withholdings.

The Company also maintains a DSU plan for non-employee directors. A non-employee director holding less than the minimum required holdings of common shares of the Company receives the Board retainer and attendance fees in the form of deferred share units. Minimum required holdings means no less than the number of common shares or deferred share units equivalent in fair market value to three times the annual retainer fee payable to a director for service on the Board. A non-employee director holding no less than the minimum required holdings of common shares may elect to participate in the plan in respect of half or all of his or her retainer and part or all of his or her attendance fees. The terms of the plan are identical to the executive DSU plan except that units are issued on the basis of the closing board lot sale price per share of CAE common shares on the TSX during the last day on which the common shares traded prior to the date of issue.

88 | CAE Annual Report 2017

Notes to the Consolidated Financial Statements

The Company records the cost of the DSU plans as a compensation expense and accrues its non-current liability in deferred gains and other non-current liabilities.

DSUs outstanding are as follows:
Years ended March 31	2017	2016
DSUs outstanding, beginning of year	701,205	633,693
Units granted	86,599	104,514
Units redeemed	(107,524)	(49,726)
Dividends paid in units	11,418	12,724
DSUs outstanding, end of year	691,698	701,205
DSUs vested, end of the year	691,698	701,205

Long-Term Incentive Time Based Plans

The Company maintains two Long-Term Incentive Time Based plans. The plans are intended for executives and senior management to promote a greater alignment of interests between executives and shareholders of the Company. A unit under these plans is equal in value to one common share at a specific date. One of these plans is no longer granted.

Long-Term Incentive – Deferred Share Unit Plan (LTI-DSU)

The LTI-DSUs are entitled to dividend equivalents payable in additional units in an amount equal to dividends paid on CAE common shares. Eligible participants are entitled to receive a cash payment equivalent to the fair market value of the number of vested LTI‑DSUs held upon any termination of employment. Upon termination of employment at retirement, unvested units continue to vest until November 30 of the year following the retirement date. For participants subject to section 409A of the United States Internal Revenue Code, vesting of unvested units takes place at the time of retirement. Effective fiscal 2015, this plan was replaced by the LTI-TB RSU plan.

The plan stipulates that granted units vest equally over five years and that following a change of control, all unvested units vest immediately.

Long-Term Incentive – Time Based Restricted Share Unit Plan (LTI-TB RSU)

The LTI-TB RSU plan under which units are currently granted. Eligible participants are entitled to receive a cash payment equivalent to the fair market value of the number of vested LTI-TB RSUs held at the end of the vesting period. For participants subject to loss of employment other than voluntarily or for cause, a portion of the unvested LTI-TB RSUs will vest by one third for each full year of employment completed during the period from the grant date to the date of termination. If termination of a participant is due to resignation or for cause, all unvested units are forfeited. Upon termination of employment at retirement, unvested grants continue to vest in accordance to their vesting date. For certain participants in the United States, vesting of unvested units takes place at the time of retirement.

LTI-TB RSUs granted pursuant to the plan vest after three years from their grant date and following a change of control, all unvested units vest immediately.

Long-Term Incentive Time Based units outstanding under all plans are as follows:

	LTI-DSU		LTI-TB RSU
Years ended March 31	2017	2016	2017	2016
Units outstanding, beginning of year	1,342,075	1,677,005	385,880	182,450
Units granted	-	-	211,030	227,520
Units cancelled	(13,246)	(19,459)	(42,090)	(21,884)
Units redeemed	(156,072)	(343,074)	(3,610)	(2,206)
Dividends paid in units	20,966	27,603	-	-
Units outstanding, end of year	1,193,723	1,342,075	551,210	385,880
Units vested, end of year	1,177,529	1,294,208	400,183	241,172

Long-Term Incentive Performance Based Plans

The Company maintains two Long-Term Incentive Performance Based plans, one of which is no longer granted. The plans are intended to enhance the Company’s ability to attract and retain talented individuals and also to promote a greater alignment of interest between eligible participants and the Company’s shareholders.

CAE Annual Report 2017 | 89

Notes to the Consolidated Financial Statements

Long-Term Incentive – Restricted Share Unit Plan (LTI-RSU)

LTI-RSUs granted pursuant to this plan vest over three years from their grant date as follows:

(i)     One-sixth of the total number of granted units multiplied by a factor vests every year. The factor is calculated from the one-year Total Shareholder Return (TSR) relative performance of CAE’s share price versus that of the S&P A&D index for the period April 1 to March 31, immediately preceding each of the first, second, and third anniversary of the grant date, according to the following rule:

Annual TSR relative performance	Factor
First quartile (0 – 25 percentile)	-
Second quartile (26 – 50 percentile)	50% – 98%
Third quartile (51 – 75 percentile)	100% – 148%
Fourth quartile (76 – 100 percentile)	150%

(ii)    One-half of the total number of granted units multiplied by a factor vests in the final year. The factor is calculated from the three‑year TSR relative performance of CAE’s share price versus that of the companies listed on the S&P A&D index for the period April 1, immediately preceding the grant date, to March 31, immediately preceding the third anniversary of the grant date, according to the same rule described in the table above.

Participants subject to loss of employment, other than voluntarily or for cause, are entitled to the units vested. Effective fiscal 2015 this plan was replaced by the LTI-PSU plan.

Long-Term Incentive – Performance Share Unit Plan (LTI-PSU)

Eligible participants of the LTI-PSU are entitled to receive a cash payment equivalent to the fair market value of the number of vested LTI‑PSUs held at the end of the vesting period multiplied by a factor which ranges from 0% to 200% based on the attainment of performance criteria set out pursuant to the plan. In relation to participants subject to loss of employment other than voluntarily or for cause, a portion of the unvested LTI-PSUs will vest by one third for each full year of employment completed during the period from the grant date to the date of termination for incentives issued in fiscal years 2015 and 2016,and will vest by one-sixth after year one, one-third after year two and one-half after year three for incentives issued in fiscal 2017. If termination of a participant is due to resignation or for cause, all unvested units are forfeited. Upon termination of employment at retirement, unvested grants continue to vest in accordance to their vesting date.

LTI-PSUs granted pursuant to the plan vest after three years from their grant date and following a change of control, all unvested units vest immediately.

Long-Term Incentive Performance Based units outstanding under all plans are as follows:
	LTI-RSU		LTI-PSU
Years ended March 31	2017	2016	2017	2016
Units outstanding, beginning of year	378,920	805,380	934,500	504,280
Units granted	82,731	-	490,270	495,400
Units cancelled	(5,698)	(186,297)	(108,727)	(62,544)
Units redeemed	(455,953)	(240,163)	(7,980)	(2,636)
Units outstanding, end of year	-	378,920	1,308,063	934,500
Units vested, end of year	-	370,760	956,057	617,234

NOTE 25 – SUPPLEMENTARY CASH FLOWS INFORMATION

Changes in non-cash working capital are as follows:
(amounts in millions)	2017	2016
Cash (used in) provided by non-cash working capital:
Accounts receivable	$(35.9)	$(19.0)
Contracts in progress: assets	(3.7)	(29.0)
Inventories	(55.5)	(6.0)
Prepayments	1.2	3.7
Income taxes recoverable	4.4	15.2
Accounts payable and accrued liabilities	16.2	(10.2)
Provisions	(2.1)	18.4
Income taxes payable	(1.0)	1.9
Deferred revenue	79.2	3.4
Contracts in progress: liabilities	26.3	18.5
Changes in non-cash working capital	$29.1	$(3.1)

90 | CAE Annual Report 2017

Notes to the Consolidated Financial Statements

NOTE 26 – Contingencies

In the normal course of operations, the Company is party to a number of lawsuits, claims and contingencies. Although it is possible that liabilities may be incurred in instances for which no accruals have been made, the Company does not believe that the ultimate outcome of these matters will have a material impact on its consolidated financial position.

The Company is subject to audits from various government and regulatory agencies on an ongoing basis. As a result, from time to time, authorities may disagree with positions and conclusions taken by the Company in its filings.

During fiscal 2015, the Company received a reassessment from the Canada Revenue Agency challenging the Company’s characterization of the amounts received under the SADI program. No amount has been recognized in the Company’s financial statements, since the Company believes that there are strong grounds for defence and will vigorously defend its position. Such matters cannot be predicted with certainty, however, the Company believes that the resolution of these proceedings will not have a material adverse effect on its financial position.

NOTE 27 – COMMITMENTS

The future aggregate minimum lease payments under non-cancellable operating leases are as follows:
(amounts in millions)	2017	2016
No later than 1 year	$55.3	$49.9
Later than 1 year and no later than 5 years	125.6	119.9
Later than 5 years	82.0	73.4
	$262.9	$243.2

Rental expenses recognized in fiscal 2017 amount to $72.5 million (2016 – $77.2 million).

Contractual purchase commitments
The total contractual purchase commitments are as follows:

(amounts in millions)		2017	2016
No later than 1 year	$	$118.4	$106.7
Later than 1 year and no later than 5 years		119.0	127.3
Later than 5 years		1.7	2.0
	$	$239.1	$236.0

Commitments to joint ventures

The Company’s total commitments to its joint ventures amount to nil as at March 31, 2017 (2016 – nil).

91 | CAE Annual Report 2017

Notes to the Consolidated Financial Statements

NOTE 28 – capital risk management

The Company’s objectives when managing capital are threefold:

(i)     Optimize the Company’s cost of capital;

(ii)    Maintain the Company’s financial strength and credit quality;

(iii)   Provide the Company’s shareholders with an appropriate rate of return on their investment.

The Company manages its capital structure and makes corresponding adjustments based on changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to shareholders, issue new shares or debt, use cash to reduce debt or repurchase shares.

To accomplish its objectives stated above, the Company monitors its capital on the basis of the net debt to capital. This ratio is calculated as net debt divided by the sum of the net debt and total equity. Net debt is calculated as total debt, including the short-term portion (as presented in the consolidated statement of financial position and including non-recourse debt) less cash and cash equivalents. Total equity comprises share capital, contributed surplus, accumulated other comprehensive income, retained earnings and non-controlling interests.

The level of debt versus equity in the capital structure is monitored, and the ratios are as follows:

(amounts in millions)	2017	2016
Total debt (Note 12)	$1,255.4	$1,272.9
Less: cash and cash equivalents	504.7	485.6
Net debt	$750.7	$787.3
Equity	2,081.0	1,940.3
Total net debt plus equity	$2,831.7	$2,727.6
Net debt: equity	27:73	29:71

The Company has certain debt agreements which require the maintenance of a certain level of capital. As at March 31, 2017, the Company is compliant with its financial covenants.

NOTE 29 – FAIR VALUE OF Financial Instruments

The fair value of a financial instrument is determined by reference to the available market information at the reporting date. When no active market exists for a financial instrument, the Company determines the fair value of that instrument based on valuation methodologies as discussed below. In determining assumptions required under a valuation model, the Company primarily uses external, readily observable market data inputs. Assumptions or inputs that are not based on observable market data incorporate the Company’s best estimates of market participant assumptions and are used when external data is not available. Counterparty credit risk and the Company’s own credit risk are taken into account in estimating the fair value of all financial assets and financial liabilities.

The following assumptions and valuation methodologies have been used to measure the fair value of financial instruments:

(i)     The fair value of accounts receivable, contracts in progress, accounts payable and accrued liabilities approximate their carrying values due to their short-term maturities;

(ii)    The fair value of derivative instruments, which include forward contracts, swap agreements and embedded derivatives accounted for separately, is determined using valuation techniques and is calculated as the present value of the estimated future cash flows using an appropriate interest rate yield curve and foreign exchange rate. Assumptions are based on market conditions prevailing at each reporting date. Derivative instruments reflect the estimated amounts that the Company would receive or pay to settle the contracts at the reporting date;

(iii)   The fair value of the available-for-sale investment, which does not have a readily available market value, is estimated using a discounted cash flow model, which includes some assumptions that are not based on observable market prices or rates;

(iv)   The fair value of non-current receivables is estimated based on discounted cash flows using current interest rates for instruments with similar terms and remaining maturities;

(v)    The fair value of provisions, long-term debts and non-current liabilities, including finance lease obligations and royalty obligations, are estimated based on discounted cash flows using current interest rates for instruments with similar terms and remaining maturities.

CAE Annual Report 2017 | 92

Notes to the Consolidated Financial Statements

The carrying values and fair values of financial instruments, by class, are as follows at March 31, 2017:

							Carrying Value			Fair Value
	At		Available-		Loans &
(amounts in millions)	FVTPL	(1)	for-Sale	Receivables			DDHR	(2)	Total
Financial assets
Cash and cash equivalents	$504.7		$-		$-		$-		$504.7	$504.7
Accounts receivable	-		-		526.4	(3)	-		526.4	526.4
Contracts in progress: assets	-		-		337.5		-		337.5	337.5
Derivative financial assets	12.2		-		-		27.2		39.4	39.4
Other assets	26.0	(4)	1.4	(5)	167.6	(6)	-		195.0	210.7
	$542.9		$1.4		$1,031.5		$27.2		$1,603.0	$1,618.7

							Carrying Value			Fair Value
					Other
			At		Financial
		FVTPL		(1)	Liabilities		DDHR	(2)	Total
Financial liabilities
Accounts payable and accrued liabilities			$-		$615.0	(7)	$-		$615.0	$615.0
Provisions			0.1		39.3		-		39.4	39.4
Total long-term debt			-		1,258.2	(8)	-		1,258.2	1,340.3
Other non-current liabilities			-		146.5	(9)	-		146.5	170.4
Derivative financial liabilities			9.8		-		10.4		20.2	20.2
			$9.9		$2,059.0		$10.4		$2,079.3	$2,185.3

The carrying values and fair values of financial instruments, by class, were as follows at March 31, 2016:

							Carrying Value			Fair Value
	At		Available-		Loans &
(amounts in millions)	FVTPL	(1)	for-Sale		Receivables		DDHR	(2)	Total
Financial assets
Cash and cash equivalents	$485.6		$-		$-		$-		$485.6	$485.6
Accounts receivable	-		-		481.3	(3)	-		481.3	481.3
Contracts in progress: assets	-		-		339.1		-		339.1	339.1
Derivative financial assets	9.0		-		-		35.0		44.0	44.0
Other assets	27.0	(4)	1.6	(5)	163.7	(6)	-		192.3	213.7
	$521.6		$1.6		$984.1		$35.0		$1,542.3	$1,563.7

							Carrying Value			Fair Value
					Other
			At		Financial
			FVTPL	(1)	Liabilities		DDHR	(2)	Total
Financial liabilities
Accounts payable and accrued liabilities			$-		$603.1	(7)	$-		$603.1	$603.1
Provisions			0.6		32.8		-		33.4	33.4
Total long-term debt			-		1,276.4	(8)	-		1,276.4	1,363.5
Other non-current liabilities			-		144.2	(9)	-		144.2	146.9
Derivative financial liabilities			13.1		-		22.2		35.3	35.3
			$13.7		$2,056.5		$22.2		$2,092.4	$2,182.2
(1) FVTPL: Fair value through profit and loss.
(2) DDHR: Derivatives designated in a hedge relationship.
(3) Includes trade receivables, accrued receivables and certain other receivables.
(4) Represents restricted cash.
(5) Represents the Company's portfolio investment.
(6) Includes non-current receivables and advances.
(7) Includes trade accounts payable, accrued liabilities, interest payable, certain payroll-related liabilities and current royalty obligations.
(8) Excludes transaction costs.
(9) Includes non-current royalty obligations and other non-current liabilities.

93 | CAE Annual Report 2017

Notes to the Consolidated Financial Statements

The Company did not elect to voluntarily designate any financial instruments at FVTPL; moreover, there have not been any changes to the classification of the financial instruments since inception.

Fair value hierarchy

The fair value hierarchy reflects the significance of the inputs used in making the measurements and has the following levels:

Level 1:   Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2:   Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e. as prices in markets that are not active) or indirectly (i.e. quoted prices for similar assets or liabilities);

Level 3:   Inputs for the asset or liability that is not based on observable market data (unobservable inputs).

Each type of fair value is categorized based on the lowest level input that is significant to the fair value measurement in its entirety.

The following table presents the financial instruments, by class, which are recognized at fair value:

(amounts in millions)			2017			2016
	Level 2	Level 3	Total	Level 2	Level 3	Total
Financial assets
At FVTPL
Cash and cash equivalents	$504.7	$-	$504.7	$485.6	$-	$485.6
Restricted cash	26.0	-	26.0	27.0	-	27.0
Forward foreign currency contracts	7.4	-	7.4	6.3	-	6.3
Embedded foreign currency derivatives	1.8	-	1.8	2.7	-	2.7
Equity swap agreements	3.0	-	3.0	-	-	-
Available-for-sale	-	1.4	1.4	-	1.6	1.6
Derivatives designated in a hedge relationship
Forward foreign currency contracts	10.8	-	10.8	16.9	-	16.9
Foreign currency swap agreements	16.4	-	16.4	18.1	-	18.1
	$570.1	$1.4	$571.5	$556.6	$1.6	$558.2

Financial liabilities
At FVTPL
Contingent consideration arising on business combinations	$-	$0.1	$0.1	$-	$0.6	$0.6
Forward foreign currency contracts	9.8	-	9.8	12.6	-	12.6
Equity swap agreements	-	-	-	0.5	-	0.5
Derivatives designated in a hedge relationship
Forward foreign currency contracts	10.0	-	10.0	20.9	-	20.9
Interest rate swap agreements	0.4	-	0.4	1.3	-	1.3
	$20.2	$0.1	$20.3	$35.3	$0.6	$35.9

Changes in level 3 financial instruments are as follows:

(amounts in millions)					2017	2016
Balance, beginning of year					$1.0	$0.1
Total realized and unrealized losses:
Included in income					-	(0.1)
Included in other comprehensive income					(0.2)	-
Issued and settled					0.5	1.0
Balance, end of year					$1.3	$1.0

94 | CAE Annual Report 2017

Notes to the Consolidated Financial Statements

The following table presents the fair value of the financial instruments, by class, which are recognized at amortized cost:

(amounts in millions)			2017			2016
	Level 2	Level 3	Total	Level 2	Level 3	Total
Financial assets
Accounts receivable	$-	$526.4	$526.4	$-	$481.3	$481.3
Contracts in progress: assets	-	337.5	337.5	-	339.1	339.1
Other assets
Investment in finance leases	109.8	-	109.8	108.7	-	108.7
Other	40.6	32.9	73.5	51.4	25.0	76.4
	$150.4	$896.8	$1,047.2	$160.1	$845.4	$1,005.5

Financial liabilities
Accounts payable and accrued liabilities	$-	$615.0	$615.0	$-	$603.1	$603.1
Provisions	-	39.3	39.3	-	32.8	32.8
Total long-term debt	1,340.3	-	1,340.3	1,363.5	-	1,363.5
Other non-current liabilities	-	170.4	170.4	-	146.9	146.9
	$1,340.3	$824.7	$2,165.0	$1,363.5	$782.8	$2,146.3

NOTE 30 – FINANCIAL RISK MANAGEMENT

Due to the nature of the activities that the Company carries out and as a result of holding financial instruments, the Company is exposed to credit risk, liquidity risk and market risk, including foreign currency risk and interest rate risk. The Company’s exposure to credit risk, liquidity risk and market risk is managed within risk management parameters documented in corporate policies. These risk management parameters remain unchanged since the previous period, unless otherwise indicated.

Credit risk

Credit risk is defined as the Company’s exposure to a financial loss if a debtor fails to meet its obligations in accordance with the terms and conditions of its arrangements with the Company. The Company is exposed to credit risk on its accounts receivable and certain other assets through its normal commercial activities. The Company is also exposed to credit risk through its normal treasury activities on its cash and cash equivalents and derivative financial assets. Credit risks arising from the Company’s normal commercial activities are managed in regards to customer credit risk.

The Company’s customers are mainly established companies, some of which have publicly available credit ratings, as well as government agencies, which facilitates risk assessment and monitoring. In addition, the Company typically receives substantial non-refundable advance payments for construction contracts. The Company closely monitors its exposure to major airline companies in order to mitigate its risk to the extent possible. Furthermore, the Company’s trade receivables are not concentrated with specific customers but are held with a wide range of commercial and government organizations. As well, the Company’s credit exposure is further reduced by the sale of certain of its accounts receivable to third-party financial institutions for cash consideration on a limited recourse basis (current financial assets program). The Company does not hold any collateral as security. The credit risk on cash and cash equivalents is mitigated by the fact that they are mainly in place with a diverse group of major North American and European financial institutions.

The Company is exposed to credit risk in the event of non-performance by counterparties to its derivative financial instruments. The Company uses several measures to minimize this exposure. First, the Company enters into contracts with counterparties that are of high credit quality. The Company signed International Swaps & Derivatives Association, Inc. (ISDA) Master Agreements with the majority of counterparties with whom it trades derivative financial instruments. These agreements make it possible to offset when a contracting party defaults on the agreement, for each of the transactions covered by the agreement and in force at the time of default. Also, collateral or other security to support derivative financial instruments subject to credit risk can be requested by the Company or its counterparties (or both parties, if need be) when the net balance of gains and losses on each transaction exceeds a threshold defined in the ISDA Master Agreement. Finally, the Company monitors the credit standing of counterparties on a regular basis to help minimize credit risk exposure.

The carrying amounts presented in Note 4 and Note 29 represent the maximum exposure to credit risk for each respective financial asset as at the relevant dates.

CAE Annual Report 2017 | 95

Notes to the Consolidated Financial Statements

Liquidity risk

Liquidity risk is defined as the potential risk that the Company cannot meet its cash obligations as they become due.

The Company manages this risk by establishing cash forecasts, as well as long-term operating and strategic plans. The management of consolidated liquidity requires a regular monitoring of expected cash inflows and outflows which is achieved through a forecast of the Company’s consolidated liquidity position, for efficient use of cash resources. Liquidity adequacy is assessed in view of seasonal needs, growth requirements and capital expenditures, and the maturity profile of indebtedness, including off-balance sheet obligations. The Company manages its liquidity risk to maintain sufficient liquid financial resources to fund its operations and meet its commitments and obligations. In managing its liquidity risk, the Company has access to a revolving unsecured credit facility of US$550.0 million, with an option, subject to the lender’s consent, to increase to a total amount of up to US$850.0 million. As well, the Company has agreements to sell certain of its accounts receivable for an amount of up to US$150.0 million (current financial assets program). As at March 31, 2017, the Canadian dollar equivalent of $141.6 million (2016 – $105.9 million) of specific accounts receivable were sold to a financial institution pursuant to these agreements. Proceeds were net of $1.2 million in fees (2016 – $1.2 million). The Company also regularly monitors any financing opportunities to optimize its capital structure and maintain appropriate financial flexibility.

The following tables present a maturity analysis based on contractual maturity date, of the Company’s financial liabilities based on expected cash flows. Cash flows from derivatives presented either as derivative assets or liabilities have been included, as the Company manages its derivative contracts on a gross basis. The amounts are the contractual undiscounted cash flows. All amounts contractually denominated in foreign currency are presented in Canadian dollar equivalent amounts using the period-end spot rate except as otherwise stated:

	Carrying	Contractual	0-12	13-24	25-36	37-48	49-60
As at March 31, 2017	Amount	Cash Flows	Months	Months	Months	Months	Months	Thereafter
Non-derivative financial
liabilities
Accounts payable
and accrued liabilities (1)	$615.0	$615.0	$615.0	$-	$-	$-	$-	$-
Total provisions	39.4	39.8	23.6	4.2	1.0	1.0	0.9	9.1
Total long-term debt (2)	1,258.2	1,664.1	95.2	77.2	256.1	83.6	213.3	938.7
Other non-current liabilities (3)	146.5	410.3	-	20.4	19.0	19.0	28.2	323.7
	$2,059.1	$2,729.2	$733.8	$101.8	$276.1	$103.6	$242.4	$1,271.5
Derivative financial
instruments
Forward foreign
currency contracts (4)	$1.6
Outflow		$1,380.4	$1,140.5	$167.1	$63.9	$8.2	$0.7	$-
Inflow		(1,375.8)	(1,139.3)	(165.7)	(62.2)	(8.1)	(0.5)	-
Swap derivatives on total
long-term debt (5)	(16.0)
Outflow		75.2	13.4	9.7	8.7	8.7	8.7	26.0
Inflow		(94.2)	(17.5)	(12.3)	(10.8)	(10.8)	(10.8)	(32.0)
Embedded foreign currency
derivatives (6)	(1.8)	(1.8)	(1.5)	(0.3)	-	-	-	-
Equity swap agreement	(3.0)	(3.0)	(3.0)	-	-	-	-	-
	$(19.2)	$(19.2)	$(7.4)	$(1.5)	$(0.4)	$(2.0)	$(1.9)	$(6.0)
	$2,039.9	$2,710.0	$726.4	$100.3	$275.7	$101.6	$240.5	$1,265.5
(1) Includes trade accounts payable, accrued liabilities, interest payable and certain payroll-related liabilities.
(2) Contractual cash flows include contractual interest and principal payments related to debt obligations and excludes transaction costs.
(3) Includes non-current royalty obligations and other non-current liabilities.
(4) Outflows and inflows are presented in CDN equivalent using the contractual forward foreign currency rate and include forward foreign currency contracts either presented as derivative liabilities or derivative assets.
(5) Includes interest rate swap and cross currency swaps contracts either presented as derivative liabilities or derivative assets.
(6) Includes embedded foreign currency derivatives either presented as derivative liabilities or derivative assets.

CAE Annual Report 2017 | 96

Notes to the Consolidated Financial Statements

	Carrying	Contractual	0-12	13-24	25-36	37-48	49-60
As at March 31, 2016	Amount	Cash Flows	Months	Months	Months	Months	Months	Thereafter
Non-derivative financial
liabilities
Accounts payable and
accrued liabilities (1)	$603.1	$603.1	$603.1	$-	$-	$-	$-	$-
Total provisions	33.4	35.0	23.3	2.8	0.5	0.4	0.4	7.6
Total long-term debt (2)	1,276.4	1,731.5	165.9	88.8	71.4	248.7	77.3	1,079.4
Other non-current liabilities (3)	144.2	410.1	-	20.7	20.2	19.0	19.0	331.2
	$2,057.1	$2,779.7	$792.3	$112.3	$92.1	$268.1	$96.7	$1,418.2
Derivative financial
instruments
Forward foreign
currency contracts (4)	$10.3
Outflow		$1,235.8	$994.4	$180.7	$45.3	$11.2	$3.6	$0.6
Inflow		(1,246.9)	(998.3)	(184.8)	(47.3)	(12.3)	(3.6)	(0.6)
Swap derivatives on total
long-term debt (5)	(16.8)
Outflow		90.5	14.8	13.8	9.8	8.7	8.7	34.7
Inflow		(93.4)	(15.2)	(14.5)	(10.2)	(8.9)	(8.9)	(35.7)
Embedded foreign currency
derivatives (6)	(2.7)	(2.7)	(1.1)	(1.3)	(0.3)	-	-	-
Equity swap agreement	0.5	0.5	0.5	-	-	-	-	-
	$(8.7)	$(16.2)	$(4.9)	$(6.1)	$(2.7)	$(1.3)	$(0.2)	$(1.0)
	$2,048.4	$2,763.5	$787.4	$106.2	$89.4	$266.8	$96.5	$1,417.2
(1) Includes trade accounts payable, accrued liabilities, interest payable and certain payroll-related liabilities.
(2) Contractual cash flows include contractual interest and principal payments related to debt obligations and excludes transaction costs.
(3) Includes non-current royalty obligations and other non-current liabilities.
(4) Outflows and inflows are presented in CDN equivalent using the contractual forward foreign currency rate and include forward foreign currency contracts either presented as derivative liabilities or derivative assets.
(5) Includes interest rate swap and cross currency swap contracts either presented as derivative liabilities or derivative assets.
(6) Includes embedded foreign currency derivatives either presented as derivative liabilities or derivative assets.

Market risk

Market risk is defined as the Company’s exposure to a gain or a loss in the value of its financial instruments as a result of changes in market prices, whether those changes are caused by factors specific to the individual financial instruments or its issuer, or factors affecting all similar financial instruments traded in the market. The Company is mainly exposed to foreign currency risk and interest rate risk.

Derivative instruments are utilized by the Company to manage market risk against the volatility in foreign exchange rates, interest rates and share-based payments in order to minimize their impact on the Company’s results and financial position. The Company’s policy is not to utilize any derivative financial instruments for trading or speculative purposes.

Foreign currency risk

Foreign currency risk is defined as the Company’s exposure to a gain or a loss in the value of its financial instruments as a result of fluctuations in foreign exchange rates. The Company is exposed to foreign exchange rate variability primarily in relation to certain sale commitments, expected purchase transactions and debt denominated in a foreign currency, as well as on the net investment from its foreign operations which have functional currencies other than the Canadian dollar (in particular the U.S. dollar (USD), Euro (€) and British pound (GBP or £). In addition, these operations have exposure to foreign exchange rates primarily through cash and cash equivalents and other working capital accounts denominated in currencies other than their functional currencies.

The Company mitigates foreign currency risks by having its foreign operations transact in their functional currency for material procurement, sale contracts and financing activities.

The Company uses forward foreign currency contracts and foreign currency swap agreements to manage the Company’s exposure from transactions in foreign currencies. These transactions include forecasted transactions and firm commitments denominated in foreign currencies.

CAE Annual Report 2017 | 97

Notes to the Consolidated Financial Statements

The consolidated forward foreign currency contracts outstanding are as follows:

(amounts in millions, except average rate)			2017			2016
	Notional	(1)	Average	Notional	(1)	Average
Currencies (sold/bought)	Amount		Rate	Amount		Rate
USD/CDN
Less than 1 year	$567.7		0.74	$541.8		0.78
Between 1 and 3 years	158.5		0.77	128.6		0.81
Between 3 and 5 years	8.6		0.77	14.8		0.84
CDN/EUR
Less than 1 year	33.3		1.45	13.1		1.42
Between 1 and 3 years	15.2		1.45	-		-
EUR/CDN
Less than 1 year	79.7		0.69	104.7		0.69
Between 1 and 3 years	4.9		0.67	23.9		0.70
EUR/USD
Less than 1 year	4.7		0.90	1.8		0.86
Between 1 and 3 years	0.9		0.88	2.7		0.85
GBP/CDN
Less than 1 year	116.3		0.58	37.7		0.51
Between 1 and 3 years	9.9		0.55	8.4		0.50
Between 3 and 5 years	0.1		0.51	1.7		0.51
CDN/GBP
Less than 1 year	25.7		1.73	2.1		1.84
Between 1 and 3 years	3.1		1.74	0.1		1.89
CDN/USD
Less than 1 year	130.0		1.32	135.8		1.29
Between 1 and 3 years	8.7		1.33	15.6		1.31
GBP/USD
Less than 1 year	76.8		0.76	52.4		0.67
Between 1 and 3 years	11.1		0.69	27.0		0.67
USD/EUR
Less than 1 year	17.2		1.10	12.2		1.11
Between 1 and 3 years	-		-	0.9		1.13
SEK/USD
Less than 1 year	13.8		8.81	15.5		8.48
Other currencies
Less than 1 year	75.4		-	76.1		-
Between 1 and 3 years	18.7		-	8.5		-
Between 3 and 5 years	-		-	16.5		-
Total	$1,380.3			$1,241.9
(1) Exchange rates as at the end of the respective fiscal years were used to translate amounts in foreign currencies.

The Company has entered into foreign currency swap agreements related to its June 2007 senior collateralized financing, to convert a portion of the USD-denominated debt into GBP to finance its civil aviation training centre in the United Kingdom. The Company designated one (2016 – one) USD to GBP foreign currency swap agreement as cash flow hedge. The currency swap agreement has an outstanding notional amount of US$5.7 million (£2.8 million) (2016 – US$10.2 million (£5.1 million)) and is amortized in accordance with the repayment schedule of the debt until June 2018.

In fiscal 2013, the Company entered into interest-only cross currency swap agreements related to its multi-tranche private placement debt issued in December 2012, to effectively fix the USD-denominated interest cash flows in CDN equivalent. The Company designated two USD to CDN interest-only currency swap agreements as cash flow hedges with outstanding notional amounts of US$127.0 million ($130.5 million) (2016 – US$127.0 million ($130.5 million)) and US$98.0 million ($100.7 million)
(2016 – US$98.0 million ($100.7 million)) corresponding to the two tranches of the private placement until December 2024 and December 2027 respectively.

The Company’s foreign currency hedging programs are typically unaffected by changes in market conditions, as related derivative financial instruments are generally held until their maturity, consistent with the objective to fix currency rates on the hedged item.

98 | CAE Annual Report 2017

Notes to the Consolidated Financial Statements

 Foreign currency risk sensitivity analysis

The following table presents the Company’s exposure to foreign currency risk of financial instruments and the pre-tax effects on net income and OCI as a result of a reasonably possible strengthening of 5% in the relevant foreign currency against the Canadian dollar as at March 31. This analysis assumes all other variables remain constant.

(amounts in millions)	USD		€		GBP
	Net		Net		Net
	Income	OCI	Income	OCI	Income	OCI
2017	$(3.3)	$(10.6)	$0.2	$(0.8)	$(0.5)	$(1.7)
2016	$(0.7)	$(11.1)	$-	$(1.1)	$-	$(0.9)

A reasonably possible weakening of 5% in the relevant foreign currency against the Canadian dollar would have an opposite impact on pre-tax income and OCI.

Interest rate risk

Interest rate risk is defined as the Company’s exposure to a gain or a loss to the value of its financial instruments as a result of fluctuations in interest rates. The Company bears some interest rate fluctuation risk on its floating rate long-term debt and some fair value risk on its fixed interest long-term debt. The Company mainly manages interest rate risk by fixing project-specific floating rate debt in order to reduce cash flow variability. The Company has a floating rate debt through its revolving unsecured credit facility and other asset-specific floating rate debts. A mix of fixed and floating interest rate debt is sought to reduce the net impact of fluctuating interest rates. Derivative financial instruments used to manage interest rate exposures are mainly interest rate swap agreements.

As at March 31, 2017, the Company has entered into two (2016 – three) interest rate swap agreements with one (2016 – two) financial institution for a total notional value of $10.7 million (2016 – $20.4 million). After considering these swap agreements, as at March 31, 2017, 90% (2016 – 90%) of the long-term debt bears fixed interest rates.

The Company’s interest rate hedging programs are typically unaffected by changes in market conditions, as related derivative financial instruments are generally held until their maturity to establish asset and liability management matching, consistent with the objective to reduce risks arising from interest rate movements.

Interest rate risk sensitivity analysis

In fiscal 2017, a 1% increase in interest rates would decrease the Company’s net income by $1.3 million (2016 – $1.3 million) and decrease the Company’s OCI by $0.5 million (2016 – $0.5 million) assuming all other variables remained constant. A 1% decrease in interest rates would have an opposite impact on net income and OCI.

Hedge of share-based payments cost

The Company has entered into equity swap agreements with two (2016 – three) major Canadian financial institutions to reduce its income exposure to fluctuations in its share price relating to the DSU, LTI-DSU and LTI-TB RSU programs. Pursuant to the agreement, the Company receives the economic benefit of dividends and share price appreciation while providing payments to the financial institutions for the institution’s cost of funds and any share price depreciation. The net effect of the equity swaps partly offset movements in the Company’s share price impacting the cost of the DSU, LTI-DSU and LTI-TB RSU programs and is reset quarterly. As at March 31, 2017, the equity swap agreements covered 1,850,000 common shares (2016 – 1,950,000) of the Company.

Hedge of net investments in foreign operations

As at March 31, 2017, the Company has designated a portion of its senior notes totalling US$372.8 million (2016 – US$417.8 million) and a portion of the obligations under finance lease totalling US$9.9 million (2016 – US$12.1 million) as a hedge of its net investments in U.S. entities. Gains or losses on the translation of the designated portion of its senior notes are recognized in OCI to offset any foreign exchange gains or losses on translation of the financial statements of those U.S. entities.

Letters of credit and guarantees

As at March 31, 2017, the Company had outstanding letters of credit and performance guarantees in the amount of $238.2 million (2016 – $212.3  million) issued in the normal course of business. These guarantees are issued under the Revolving Term Credit Facility as well as the Performance Securities Guarantee (PSG) account provided by Export Development Corporation (EDC) and under other standby facilities available to the Company through various financial institutions.

The advance payment guarantees are related to progress/milestone payments made by the Company’s customers and are reduced or eliminated upon delivery of the product. The contract performance guarantees are linked to the completion of the intended product or service rendered by the Company and to the customer’s requirements. The customer releases the Company from these guarantees at the signing of a certificate of completion. The letter of credit for the lease obligation provides credit support for the benefit of the owner participant on a sale and leaseback transaction and varies according to the payment schedule of the lease agreement.

CAE Annual Report 2017 | 99

Notes to the Consolidated Financial Statements

(amounts in millions)	2017	2016
Advance payment	$64.3	$67.8
Contract performance	47.7	17.5
Lease obligation	35.3	33.0
Financial obligations	88.1	89.4
Other	2.8	4.6
	$238.2	$212.3

Sale and leaseback transactions

For certain sale and leaseback transactions, the Company has agreed to guarantee the residual value of the underlying equipment in the event that the equipment is returned to the lessor and the net proceeds of any eventual sale do not cover the guaranteed amount. The maximum amount of exposure is $11.6 million (2016 – $14.4 million), of which $7.4 million matures in fiscal year 2020 and
$4.2 million in fiscal year 2023. Of this amount, as at March 31, 2017, $10.0 million is recorded as a deferred gain (2016 –$10.2 million).

Indemnifications

In certain instances when the Company sells businesses, it may retain certain liabilities for known exposures and provide indemnification to the buyer with respect to future claims for certain unknown liabilities that exist, or arise from events occurring, prior to the sale date, including liabilities for taxes, legal matters, environmental exposures, product liability, and other obligations. The terms of the indemnifications vary in duration, from one to two years for certain types of indemnities, terms for tax indemnifications that are generally aligned to the applicable statute of limitations for the jurisdiction in which the divestiture occurred, and terms for environmental liabilities that typically do not expire. The maximum potential future payments that the Company could be required to make under these indemnifications are either contractually limited to a specified amount or unlimited. The Company believes that other than the liabilities already accrued, the maximum potential future payments that it could be required to make under these indemnifications are not determinable at this time, as any future payments would be dependent on the type and extent of the related claims, and all available defences, which cannot be estimated. However, historically, costs incurred to settle claims related to these indemnifications have not been material to the Company’s consolidated financial position, net income or cash flows.

NOTE 31 – OPERATING SEGMENTS AND GEOGRAPHIC INFORMATION

The Company elected to organize its operating segments principally on the basis of its customer markets. The Company manages its operations through its three segments. Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker.

Results by segment

The profitability measure employed by the Company for making decisions about allocating resources to segments and assessing segment performance is operating profit (hereinafter referred to as segment operating income). The accounting principles used to prepare the information by operating segments are the same as those used to prepare the Company’s consolidated financial statements. The method used for the allocation of assets jointly used by operating segments and costs and liabilities jointly incurred (mostly corporate costs) between operating segments is based on the level of utilization when determinable and measurable, otherwise the allocation is based on a proportion of each segment’s cost of sales.

Year ended March 31, 2017	Civil Aviation		Defence
(amounts in millions)	Training Solutions		and Security		Healthcare		Total
	2017	2016	2017	2016	2017	2016	2017	2016
External revenue	$1,556.9	$1,429.1	$1,036.9	$970.1	$110.7	$113.4	$2,704.5	$2,512.6
Depreciation and amortization
Property, plant and equipment	102.6	103.5	17.6	15.1	2.6	2.9	122.8	121.5
Intangible and other assets	37.6	30.3	40.2	54.7	11.3	11.3	89.1	96.3
Impairment of non-financial
assets – net (Note 20)	-	1.7	-	-	-	-	-	1.7
Write-downs (reversals of write-downs)
of inventories – net	2.5	(0.5)	1.4	0.3	0.1	0.1	4.0	(0.1)
Write-downs (reversals of write-downs)
of accounts receivable – net (Note 4)	3.6	2.1	-	(0.8)	0.4	0.1	4.0	1.4
After tax share in profit of
equity accounted investees	39.6	38.5	12.1	4.9	-	-	51.7	43.4
Segment operating income	273.2	237.4	120.4	119.8	6.6	7.2	400.2	364.4

100 | CAE Annual Report 2017

Notes to the Consolidated Financial Statements

Capital expenditures which consist of additions to non-current assets (other than financial instruments and deferred tax assets), by segment are as follows:

(amounts in millions)	2017	2016
Civil Aviation Training Solutions	$145.3	$126.6
Defence and Security	122.7	40.5
Healthcare	6.0	4.6
Total capital expenditures	$274.0	$171.7

Operating profit
The following table provides a reconciliation between total segment operating income and operating profit:

	2017	2016
Total segment operating income	$400.2	$364.4
Restructuring, integration and acquisition costs (Note 22)	(35.5)	(28.9)
Operating profit	$364.7	$335.5

Assets and liabilities employed by segment

The Company uses assets employed and liabilities employed to assess resources allocated to each segment. Assets employed include accounts receivable, contracts in progress, inventories, prepayments, property, plant and equipment, intangible assets, investment in equity accounted investees, derivative financial assets and other assets. Liabilities employed include accounts payable and accrued liabilities, provisions, contracts in progress, deferred gains and other non-current liabilities and derivative financial liabilities.

Assets and liabilities employed by segment are reconciled to total assets and liabilities as follows:

(amounts in millions)	2017	2016
Assets employed
Civil Aviation Training Solutions	$2,821.1	$2,627.9
Defence and Security	1,363.6	1,234.1
Healthcare	264.0	253.6
Assets classified as held for sale	-	1.6
Assets not included in assets employed	906.1	879.5
Total assets	$5,354.8	$4,996.7
Liabilities employed
Civil Aviation Training Solutions	$835.8	$610.8
Defence and Security	482.4	513.8
Healthcare	39.7	47.6
Liabilities classified as held for sale	-	0.1
Liabilities not included in liabilities employed	1,915.9	1,884.1
Total liabilities	$3,273.8	$3,056.4

Products and services information
The Company's revenue from external customers for its products and services are as follows:
Years ended March 31
(amounts in millions)	2017	2016
Revenue
Simulation products	$1,208.7	$1,146.1
Training and services	1,495.8	1,366.5
	$2,704.5	$2,512.6

101 | CAE Annual Report 2017

Notes to the Consolidated Financial Statements

Geographic information

The Company markets its products and services globally. Sales are attributed to countries based on the location of customers.               Non-current assets other than financial instruments and deferred tax assets are attributed to countries based on the location of the assets.

(amounts in millions)	2017	2016
Revenue from external customers
Canada	$269.9	$233.7
United States	981.3	887.3
United Kingdom	270.2	277.5
Germany	83.8	98.5
Netherlands	88.7	77.5
Other European countries	320.4	336.4
United Arab Emirates	70.5	66.5
China	158.5	161.1
Other Asian countries	321.2	230.9
Australia	65.0	59.7
Other countries	75.0	83.5
	$2,704.5	$2,512.6

(amounts in millions)	2017	2016
Non-current assets other than financial instruments and deferred tax assets
Canada	$1,051.1	$1,002.8
United States	988.1	880.7
Brazil	124.9	100.7
United Kingdom	218.0	245.8
Luxembourg	182.9	186.7
Netherlands	159.0	121.6
Other European countries	274.0	265.3
Asian countries	109.1	114.0
Other countries	74.2	70.6
	$3,181.3	$2,988.2

NOTE 32 – related party relationships

The following tables include principal investments which, in aggregate, significantly impact the results or assets of the Company:

Investments in subsidiaries consolidated in the Company’s financial statements:

		% equity	% equity
As at March 31		interest	interest
Name	Country of incorporation	2017	2016
CAE (UK) plc	United Kingdom	100.0%	100.0%
CAE (US) Inc.	United States	100.0%	100.0%
CAE Aircrew Training Services plc	United Kingdom	76.5%	76.5%
CAE Australia Pty Ltd.	Australia	100.0%	100.0%
CAE Aviation Services Pte Ltd.	Singapore	100.0%	100.0%
CAE Aviation Training B.V.	Netherlands	100.0%	100.0%
CAE Aviation Training Chile Limitada	Chile	100.0%	100.0%
CAE Aviation Training Peru S.A.	Peru	100.0%	100.0%
CAE Brunei Multi Purpose Training Centre Sdn Bhd	Brunei	60.0%	60.0%
CAE Center Amsterdam B.V.	Netherlands	100.0%	100.0%
CAE Center Brussels N.V.	Belgium	100.0%	100.0%
CAE Centre Copenhagen A/S	Denmark	100.0%	100.0%
CAE Centre Hong Kong Limited	Hong Kong	100.0%	100.0%
CAE Centre Oslo AS	Norway	100.0%	100.0%
CAE Centre Stockholm AB	Sweden	100.0%	100.0%
CAE CFT B.V.	Netherlands	100.0%	-
CAE CFT Korea Ltd.	Korea	100.0%	-
Investments in subsidiaries consolidated in the Company’s financial statements (continued):

		% equity	% equity
		interest	interest
Name	Country of incorporation	2017	2016
CAE Civil Aviation Training Solutions, Inc.	United States	100.0%	100.0%
CAE Delaware Buyco Inc.	United States	100.0%	100.0%
CAE Electronik GmbH	Germany	100.0%	100.0%
CAE Euroco S.à r.l.	Luxembourg	100.0%	100.0%
CAE Flight & Simulator Services Sdn. Bhd.	Malaysia	100.0%	100.0%
CAE Flight Training Center Mexico, S.A. de C.V.	Mexico	100.0%	100.0%
CAE Global Academy Évora, SA	Portugal	100.0%	100.0%
CAE Healthcare Canada Inc.	Canada	100.0%	100.0%
CAE Healthcare, Inc.	United States	100.0%	100.0%
CAE Holdings Limited	United Kingdom	100.0%	100.0%
CAE India Private Limited	India	100.0%	100.0%
CAE Integrated Enterprise Solutions Australia Pty Ltd.	Australia	100.0%	100.0%
CAE International Holdings Limited	Canada	100.0%	100.0%
CAE Investments S.à r.l.	Luxembourg	100.0%	100.0%
CAE Luxembourg Acquisition S.à r.l.	Luxembourg	100.0%	100.0%
CAE Luxembourg Financing S.à r.l.	Luxembourg	100.0%	100.0%
CAE Management Luxembourg S.à r.l.	Luxembourg	100.0%	100.0%
CAE Maritime Middle East LLC	United Arab Emirates	49.0%	49.0%
CAE Middle East L.L.C.	United Arab Emirates	49.0%	49.0%
CAE Military Aviation Training Inc.	Canada	100.0%	100.0%
CAE New Zealand Pty Ltd.	New Zealand	100.0%	100.0%
CAE North East Training Inc.	United States	100.0%	100.0%
CAE Oxford Aviation Academy Phoenix Inc.	United States	100.0%	100.0%
CAE Services Italia S.r.l.	Italy	100.0%	100.0%
CAE Servicios Globales de Instrucción de Vuelo (España), S.L.	Spain	100.0%	100.0%
CAE Shanghai Company, Limited	China	100.0%	100.0%
CAE SimuFlite Inc.	United States	100.0%	100.0%
CAE Simulation Technologies Private Limited	India	100.0%	100.0%
CAE Simulator Services Inc.	Canada	100.0%	100.0%
CAE Singapore (S.E.A.) Pte Ltd.	Singapore	100.0%	100.0%
CAE South America Flight Training do Brasil Ltda.	Brazil	100.0%	100.0%
CAE STS Limited	United Kingdom	100.0%	100.0%
CAE Training & Services Brussels NV	Belgium	100.0%	100.0%
CAE Training & Services UK Ltd.	United Kingdom	100.0%	100.0%
CAE Training Norway AS	Norway	100.0%	100.0%
CAE USA Inc.	United States	100.0%	100.0%
CAE Verwaltungsgesellschaft mbH	Germany	100.0%	100.0%
Flight Simulator-Capital L.P.	Canada	100.0%	100.0%
Oxford Aviation Academy (Oxford) Limited	United Kingdom	100.0%	100.0%
Parc Aviation Limited	Ireland	100.0%	100.0%
Parc Interim Limited	Ireland	100.0%	100.0%
Presagis Canada Inc.	Canada	100.0%	100.0%
Presagis Europe (S.A.)	France	100.0%	100.0%
Presagis USA Inc.	United States	100.0%	100.0%
Servicios de Instrucción de Vuelo, S.L.	Spain	80.0%	80.0%
SIM-Industries Brasil Administracao de Centros de Treinamento Ltda.	Brazil	100.0%	-
SIV Ops Training, S.L.	Spain	80.0%	80.0%

102 | CAE Annual Report 2017

Notes to the Consolidated Financial Statements

Investments in joint ventures accounted for under the equity method:

		% equity	% equity
As at March 31		interest	interest
Name	Country of incorporation	2017	2016
Asian Aviation Centre of Excellence Sdn. Bhd.	Malaysia	50.0%	50.0%
Aviation Training Northeast Asia B.V.	Netherlands	50.0%	50.0%
CAE Flight and Simulator Services Korea, Ltd.	Korea	50.0%	50.0%
CAE Flight Training (India) Private Limited	India	50.0%	50.0%
CAE-LIDER Training do Brasil Ltda.	Brazil	50.0%	50.0%
CAE Melbourne Flight Training Pty Ltd.	Australia	50.0%	50.0%
China Southern West Australia Flying College Pty Ltd.	Australia	47.1%	47.1%
Embraer CAE Training Services, LLC	United States	49.0%	49.0%
Emirates-CAE Flight Training LLC	United Arab Emirates	49.0%	49.0%
Flight Training Alliance GmbH (JV)	Germany	50.0%	50.0%
HATSOFF Helicopter Training Private Limited	India	50.0%	50.0%
Helicopter Training Media International GmbH	Germany	50.0%	50.0%
HFTS Helicopter Flight Training Services GmbH	Germany	25.0%	25.0%
JAL CAE Flight Training Co. Ltd.	Japan	50.0%	50.0%
National Flying Training Institute Private Limited	India	51.0%	51.0%
Rotorsim s.r.l.	Italy	50.0%	50.0%
Rotorsim USA LLC	United States	50.0%	50.0%
Pegasus Ucus Egitim Merkezi A.S.	Turkey	49.9%	-
Zhuhai Free Trade Zone Xiang Yi Aviation Technology Company Limited	China	49.0%	49.0%
Zhuhai Xiang Yi Aviation Technology Company Limited	China	49.0%	49.0%

In fiscal 2017, the unrecognized share of profits of joint ventures for which the Company ceased to recognize when applying the equity method was $1.7 million (2016 – $1.2 million (losses)). As at March 31, 2017, the cumulative unrecognized share of losses for these entities was $8.9 million (2016 – $10.6 million) and the cumulative unrecognized share of comprehensive loss of joint ventures was $10.5 million (2016 – $12.3 million).

NOTE 33 – Related Party Transactions

The following table presents the Company’s outstanding balances with its joint ventures:

(amounts in millions)	2017	2016
Accounts receivable (Note 4)	$54.0	$42.6
Contracts in progress: assets	14.2	34.5
Other assets	27.4	21.9
Accounts payable and accrued liabilities (Note 9)	15.3	20.1
Contracts in progress: liabilities	25.9	4.3

Other assets include a finance lease receivable of $12.4 million (2016 – $14.8 million) maturing in October 2022 and carrying an interest rate of 5.14% per annum, loans receivable of $8.4 million (2016 – $0.6 million) maturing August 2018 and June 2026 and carrying respectively interest rates of 11% and 5% per annum, and a fixed interest rate of ten years Euro swap rate plus a spread of 2.50%, and a long-term interest-free account receivable of $6.6 million (2016 – $6.5 million) with no repayment term. As at March 31, 2017 and 2016 there are no provisions held against the receivables from related parties.

The following table presents the Company’s transactions with its joint ventures:

(amounts in millions)	2017	2016
Revenue	$71.5	$95.3
Purchases	4.0	2.9
Other income	1.8	2.3

In addition, during fiscal 2017, transactions amounting to $1.4 million (2016 – $2.2 million) were made, at normal market prices, with organizations for which some of the Company’s directors are officers.

103 | CAE Annual Report 2017

Notes to the Consolidated Financial Statements

Compensation of key management personnel

Key management personnel have the ability and responsibility to make major operational, financial and strategic decisions for the Company and include certain executive officers. The compensation of key management for employee services is shown below:

(amounts in millions)	2017	2016
Salaries and other short-term employee benefits	$7.1	$4.8
Post-employment benefits – defined benefit plans(1)	1.3	1.0
Share-based payments	16.8	8.6
	$25.2	$14.4
(1) Includes net interest on employee benefit obligations.

104 | CAE Annual Report 2017

Board of Directors and Officers

BOARD OF DIRECTORS

James F. Hankinson

Chairman of the Board
CAE Inc.
Toronto, Ontario

Margaret S. (Peg) Billson[2]

Corporate Director
Albuquerque, New Mexico

The Honourable Michael M. Fortier, P.C.[1]

Vice Chairman
RBC Capital Markets
Town of Mount Royal, Québec

Paul Gagné[1, 2]

Chairman
Wajax Corporation
Senneville, Québec

Alan N. MacGibbon[2]

Vice Chair
Osler, Hoskin & Harcourt LLP
Oakville, Ontario

The Honourable John Manley, P.C., O.C.[1, 3]

President and Chief Executive Officer
Business Council of Canada
Ottawa, Ontario

François Olivier

President and Chief Executive Officer
Transcontinental Inc.
Montréal, Québec

Marc Parent

President and Chief Executive Officer
CAE Inc.
Montréal, Québec

Gen. Peter J. Schoomaker U.S.A. (Ret.)[1, 3]

Consultant on defence matters
Tampa, Florida

Andrew J. Stevens[1, 3]

Corporate Director
Cheltenham, Gloucestershire, UK

Katharine B. Stevenson[2, 3]

Corporate Director
Toronto, Ontario

OFFICERS

James F. Hankinson

Chairman of the Board

Marc Parent

President and Chief Executive Officer

Nick Leontidis

Group President
Civil Aviation Training Solutions

Gene Colabatistto

Group President
Defence & Security

Sonya Branco

Vice President, Finance and Chief Financial Officer

Mark Hounsell

General Counsel, Chief Compliance Officer and Corporate Secretary

Constantino Malatesta

Vice President and Corporate Controller

Mario Pizzolongo

Treasurer

[1] Member of the Human Resources Committee
[2] Member of the Audit Committee
[3] Member of the Governance Committee

106 | CAE Financial Report 2017

Shareholder and Investor Information

CAE SHARES

CAE's shares are traded on the Toronto Stock Exchange (TSX) and on the New York Stock Exchange (NYSE) under the symbol "CAE".

TRANSFER AGENT AND REGISTRAR

Computershare Trust Company of Canada
100 University Avenue, 8th Floor
Toronto, Ontario
M5J 2Y1
Tel. 514-982-7555 or
1-800-564-6253
(toll free in Canada and the U.S.)
www.computershare.com

DIVIDEND REINVESTMENT PLAN

Canadian resident registered shareholders of CAE Inc. who wish to receive dividends in the form of CAE Inc. common shares rather than a cash payment may participate in CAE's dividend reinvestment plan. In order to obtain the dividend reinvestment plan form, please contact Computershare Trust Company of Canada or go to www.cae.com/dividend.

DIRECT DEPOSIT DIVIDEND

Canadian resident registered shareholders of CAE Inc. who receive cash dividends may elect to have the dividend payment deposited directly to their bank accounts instead of receiving a cheque. In order to obtain the direct deposit dividend form, please contact Computershare Trust Company of Canada.
www.cae.com/dividend

DUPLICATE MAILINGS

To eliminate duplicate mailings by consolidating accounts, registered shareholders must contact Computershare Trust Company of Canada; non-registered shareholders must contact their investment brokers.

INVESTOR RELATIONS

Quarterly and annual reports as well as other corporate documents are available on our website at www.cae.com. These documents can also be obtained from our Investor Relations department.

Investor Relations

CAE Inc.
8585 Côte-de-Liesse
Saint-Laurent, Québec
H4T 1G6
Tel. : 1-866-999-6223
investor.relations@cae.com

Version française

Pour obtenir la version française du rapport financier, s'adresser à investisseurs@cae.com.

2017 ANNUAL MEETING

The Annual Shareholders Meeting will be held at 11 a.m. (Eastern Time), Thursday, August 10, 2017 at the CAE Head Office (Entrance 4 - Auditorium), 8585 Côte-de-Liesse, Saint-Laurent, Québec, Canada. The meeting will also be webcast live on CAE's website, www.cae.com.

AUDITORS

PricewaterhouseCoopers LLP
Chartered Professional Accountants
Montreal, Québec

TRADEMARKS

Trademarks and/or registered trademarks of CAE Inc. and/or its affiliates include but are not limited to CAE, CAE Medallion 6000, CAE Simfinity, CAE Fidelis Lucina, CAE VimedixAR, CAE Vĭvo, Dynamic Synthetic Environment (DSE), CAE 7000XR Series, CAE 3000 Series. All other brands and product names are trademarks or registered trademarks of their respective owners. All logos, tradenames and trademarks referred to and used herein remain the property of their respective owners and may not be used, changed, copied, altered, or quoted without the written consent of the respective owner. All rights reserved.

CORPORATE GOVERNANCE

The following documents pertaining to CAE's corporate governance practices may be accessed either from CAE's website (www.cae.com) or by request from the Corporate Secretary:

- Board and Board Committee mandates
- Position descriptions for the Board Chair, the Committee Chairs and the Chief Executive Officer
- CAE's Code of Business Conduct
- Corporate Governance Guidelines

Most of the New York Exchange's (NYSE) corporate governance listing standards are not mandatory for CAE. Significant differences between CAE's practices and the requirements applicable to U.S. companies listed on the NYSE are summarized on CAE's website. CAE is otherwise in compliance with the NYSE requirements in all significant respects.

CAE Financial Report 2017 | 107

FORWARD-LOOKING STATEMENTS

This annual report includes forward-looking statements about our activities, events and developments that we expect to or anticipate may occur in the future including, for example, statements about our vision, strategies, market trends and outlook, future revenues, capital spending, expansions and new initiatives, financial obligations and expected sales. Forward-looking statements normally contain words like believe, expect, anticipate, plan, intend, continue, estimate, may, will, should, strategy, future and similar expressions. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties associated with our business which may cause actual results in future periods to differ materially from results indicated in forward-looking statements. While these statements are based on management’s expectations and assumptions regarding historical trends, current conditions and expected future developments, as well as other factors that we believe are reasonable and appropriate in the circumstances, readers are cautioned not to place undue reliance on these forward-looking statements as there is a risk that they may not be accurate. Important risks that could cause such differences include, but are not limited to, risks relating to the industry such as competition, level and timing of defence spending, government-funded defence and security programs, constraints within the civil aviation industry, regulatory rules and compliance, risks relating to CAE such as product evolution, research and development (R&D) activities, fixed-price and long-term supply contracts, strategic partnerships and long-term contracts, procurement and original equipment manufacturer (OEM) leverage, warranty or other product-related claims, product integration and program management, protection of our intellectual property, third-party intellectual property, loss of key personnel, labour relations, environmental liabilities, claims arising from casualty losses, integration of acquired businesses, our ability to penetrate new markets, information technology systems including cybersecurity risk, length of sales cycle, continued returns to shareholders and our reliance on technology and third-party providers, and risks relating to the market such as foreign exchange, political instability, availability of capital, pension plan funding, doing business in foreign countries including corruption risk and income tax laws. Additionally, differences could arise because of events announced or completed after the date of this annual report. You will find more information in the Business risk and uncertainty subsection of the Management’s Discussion and Analysis section of this annual report. We caution readers that the risks described above are not necessarily the only ones we face; additional risks and uncertainties that are presently unknown to us or that we may currently deem immaterial may adversely affect our business.

Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. The forward-looking information and statements contained in this annual report are expressly qualified by this cautionary statement.

108 | CAE Financial Report 2017

As an eTree member, CAE Inc. is committed to meeting shareholder needs while being environmentally friendly. For each shareholder that receives electronic copies of shareholder communications, CAE will plant a tree through Tree Canada, the leader in Canadian urban reforestation. To date CAE has helped plant 5,265 trees.

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Manufactured using biogas energy

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